3.

06014857

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vodatel Networks Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED JUL 05 2006 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5746 FISCAL YEAR 12-31-05

• *Complete for initial submissions only* ** *Please note name and address changes*

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2006 JUL -3 P 4:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-05



Building a Stronger Foundation

VODATEL
(Stock code: 8033)

2005 ANNUAL REPORT

Characteristics of GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.



Contents

Corporate Information

Directors

Executive Directors

José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent Non-executive Directors

Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

Authorised Representatives

Yim Hong
Monica Maria Nunes

Company Secretary

Foo Chun Ngai Redford, CPA, FCCA, Grad ICSA

Qualified Accountant

Foo Chun Ngai Redford, CPA, FCCA, Grad ICSA

Compliance Officer

Monica Maria Nunes

Audit Committee

Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central
Hong Kong

Registered Office

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Head Office and Principal Place of Business

74 da Rua da Felicidade
Edifício Vodatel
Taipa
Macao
Tel: (853) 721182, 718033
Fax: (853) 717800, 752909

Place of Business in Hong Kong

Unit 3201, 32nd Floor, AIA Tower
183 Electric Road
North Point
Hong Kong
Tel: (852) 2587 8868
Fax: (852) 2587 8033

Website

http://www.vodatelsys.com

Bankers

Banco Comercial de Macau, S.A.
DBS Bank (Hong Kong) Limited
Industrial and Commercial Bank of China
(Asia) Limited

Share Registrars

Abacus Share Registrars Limited
Level 28, Three Pacific Place
1 Queen's Road East
Hong Kong

Company Profile

The Group carries the vision to deliver high quality solutions to customers allowing them to manage their business and reach out for infotainment services, anywhere and anytime. The Group principally engages in the provision of network and system infrastructure, enterprise solutions and multimedia value-added services.

The Group provides integrated services in network and system infrastructure ranging from network and system planning, design, provision of network and system equipment and software, including self-developed operation support system, installation and implementation to maintenance and technical support for public telecommunications service providers, such as China Telecom, China Netcom, China Unicom and China Mobile, and enterprises in selected vertical markets in Mainland China and Macao, such as gaming operators, cable TV operators, electricity bureaus and governmental authorities.

Through its separate listing entity, MIHL, the Group is engaged in the research, development and delivery of innovative and quality value-added applications, with an aim to increase operating effectiveness and efficiencies of enterprises.

The Group is also engaged in the provision of multimedia value-added services in the Asia Pacific Region and Europe, offering mobile and fixed line services such as content and campaign management, distribution and billing via a number of platforms including IVR, interactive internet solutions and premium SMS.

Headquartered in Macao and listed on GEM, the Group enjoys a leadership position in Macao and seeks to further expand its penetration into the global market.



Dear Members,

I've always thought that annual reports focused too much about the past, therefore, in this annual report, while I will report to you our achievements and the challenges that we have faced during 2005, I will also explain how we have executed the strategies during the Year to shape a sustainable pathway for the Group for the upcoming years.

2005 is a year of real contrasts for Vodatel. After experiencing a very difficult 2004, we didn't start off too well due to lagging effects from the preceding financial year. Nevertheless benefited from the robust economy in Macao, we finished off 2005 with a strong quarter, boosting turnover for the Year to reach HK$595,431,000, just a mere 1% less of our record year achieved during year ended 30th June, 2002.

Despite a strong last quarter, we failed to recoup the losses brought forward from the beginning of 2005 and reported net loss of HK$37,488,000 for the Group. Nevertheless, we closed the Year with successfully turning around the operating results of our core business in the construction of network and system infrastructure in Macao and Mainland China to achieve operating breakeven for the full year and a strong order book with over HK$160,000,000 secured contracts as at end of February 2006.

Practicing prudent cash management over the years, therefore, despite making an early and full repayment of the US$15,000,000 syndicated loans raised in September 2003 during the Year, such move has not created major hiccups to the cashflow of the Group. With positive cashflow generated from operations experienced during the Year, we closed our books with healthy cash balances of over HK$100,000,000, translating to cash per share of HK$0.17 and current ratio of 1.10 times. Prudent cash management will continue to be the top priority of the Group.

2005 can also be described as a year of geographical shift. Macao is where sustainable development started for the Year, contributing to almost 50% of total turnover of the Group. I once described Macao to be at a stage of convergence, with the territory fighting to balance the sudden emergence of massive investments against shifting competitive landscapes, changing local expectations and human resources allocation. Therefore, although we have successfully leveraged on the human resources of our technical team in Mainland China, to continue to successfully capitalise on the strong business momentum in Macao, our ability to effectively and efficiently manage human resources will be a major challenge for Vodatel during 2006.

2005 continued to be a year of consolidation. To further address the changing market environment and adjust the new set of market parameters in Mainland China, we have progressed to further combine and consolidate the geographical presence of TSTSH and our local representative offices in Mainland China. Through integration, we aim to further control and save operating costs, maximise utilisation of resources, eliminate duplication of investments and maintain healthy overall operating margins. I am also pleased to report that the OSS of TSTSH has successfully built up its momentum and secured a favorable market positioning in Mainland China, with telecommunications bureaus in seven provinces and autonomous regions now deploying the OSS of TSTSH to manage their local data networks.

Finally, to anchor our focus on selected markets, 2006 is anticipated to be a year of reconciliation. We aim to reconcile the individual performance of investments that we made in the international fronts, applying future potential and ability to provide stable and recurring earnings as the determining criteria.

I hope that this annual report will help you to judge our performance for yourself. There is no doubt that we will continue to pursue our goal to deliver efficient operating performance and strive for financial stability as we progress. And without the continuous support of our Members, suppliers, partners and customers, our goal will not be successful.

Finally, I would like to extend a special appreciation to the management team and employees for their support and hard work during the past years in particular the last two years, which were very difficult years for Vodatel.

And as the theme of this annual report, we are "Building a Stronger Foundation"!

José Manuel dos Santos
Chairman

Hong Kong, 27th March, 2006



Management Discussion and Analysis

REVIEW OF BUSINESS ACTIVITIES

Mainland China – Consolidating resources to achieve greater efficiency

Adapting to changing market parameters to adjust increasing competitive operating environment in Mainland China and to achieve geographical diversification, business derived from Mainland China amounted to HK$217,859,000, representing 36.59% of total turnover of the Group for the Year as compared to 67.96% of total turnover for the preceding financial period.

During the Year, capitalising on the strategic moves made during 2004 to streamline local operations by combining and consolidating the representative offices and promoting the self-developed OSS, the marketing and technical teams in Mainland China have emerged to become much stronger, more effective and more competitive. With special focus to minimise risk of uncollectibility, marketing activities in the arena of construction of data networking infrastructure have been geared towards a handful of provinces and cities, including the Guangdong Province, Shanghai and Beijing. Despite so, contracts recorded in the order book of the Group as at 28th February, 2006 amounted to approximately US$5,000,000 (appoximately HK$38,768,000).


HEILONGJIANG
JILIN
LIAONING
TIANJIN
HEBEI
NINGXIA
SHANXI
SHANDONG
HENAN
JIANGSU
Shanghai
SHANGHAI
ANHUI
TIBET
HUNAN
ZHEJIANG
JIANGXI
GUIZHOU
GUANGXI
GUANGDONG
Hong Kong
Macao
HAINAN
Head Office
Place of Business in Hong Kong and Warehouse
Representative Office
Subsidiary/Training Centre/ 24-hour Hotline Centre
Carrier Customers Installation Base
*over 100 telecommunications service providers

REVIEW OF BUSINESS ACTIVITIES (Continued)

Mainland China – Consolidating resources to achieve greater efficiency (Continued)

Performance of TSTSH continued to gain momentum, with over US$2,600,000 (approximately HK$20,159,000) worth of contracts secured as at 28th February, 2006. Today, OSS of TSTSH, in addition to being installed at the telecommunications bureaus in Guangdong, Chongqing, Xinjiang and Wuxi, TSTSH successfully secured further contracts during the Year to install the OSS at the telecommunications bureaus in Sichuan, Hubei and Inner Mongolia. Moreover, TSTSH continued to be awarded expansion contracts to enhance the scope and functionalities of the OSS for its existing customers, including Chongqing China Telecom, Xinjiang China Telecom and Guangdong China Telecom, the latter of which deployed the OSS of TSTSH to manage its data networks since 2003.

To strive for continuous improvement to operating efficiency and operating margins, the Group is in the process of consolidating the local representative offices of VTGL and TSTSH, as via one unified platform, the Group will be able to achieve further cost savings, leverage geographical coverage, better utilise marketing resources and maximise return from the premium customer bases of both VTGL and TSTSH. More importantly, the combination of system integration and provision of software solutions differentiates its positioning in the marketplace and allows the Group to maintain healthy overall operating margins.

Macao – Maintaining a leading market positioning

Benefiting from strong business momentum of Macao, with strong orders received during the Year, business derived from Hong Kong and Macao soared to HK$292,416,000, representing 49.11% of total turnover of the Group. MIHL, the spun off listed entity of the Group, was also a beneficiary of the robust local economy, with turnover for the Year almost tripling from HK$17,694,000 to HK$48,050,000 and achieving breakeven to its bottom-line for the six months ended 31st December, 2005.



REVIEW OF BUSINESS ACTIVITIES (Continued)

Macao – Maintaining a leading market positioning (Continued)

Business derived during the Year was fuelled primarily from investments made by the Government of Macao and the East Asian Games. In the upcoming years, the Group anticipates that investments made by gaming and hotel operators will become the main drivers of revenue for the Group, as evidenced by orders on hand from gaming operators already exceeding HK$110,000,000 as at 28th February, 2006.

While a strong economy generates numerous business opportunities, it has concurrently created pressure to human resources and cost of conducting business. Therefore, while the Group has flexibly adjusted its human resources by relocating its technical team from Mainland China to Macao, permitting better management of human resources needs and control of labour costs, the Group believes that human resources allocation will remain a challenge during 2006.

International Operations – Repositioning to gain a stable footing

In Europe, during the Year, TCM continued to deploy the business model of using premium SMS and premium voice services to deliver premium content such as mobile wallpapers, ring-tones and short videos to end-users through its SMS, wireless protocol portals or IVR.

In products and services, TCM continued to roll out premium mobile content, such as polyphonic ring-tones, real-tones, wallpapers for mobiles and Java games. Contents sourced from various mobile game developers, music labels and content aggregators on revenue sharing basis were sold via its own web portals in Spain and in the Netherlands. Various unique content products are also internally developed to improve margins of contents sold.

In the provision of interactive games and entertainment, STASA continued to operate one of the largest tarot reading services in Spain with live tarot experts taking calls for live chatting and consultancy around the clock. Moreover, TCM partnered with major magazines and TV stations to roll out various formats of "Call & Win", "SMS & Win" and "Call-TV" services.

In the provision of mass calling and micro-billing solutions, TCM now operates IVR platforms in Spain and in the Netherlands. These platforms are capable of handling heavy volume traffic, such as for national voting for TV shows, and can support high volume call setup capacity with high availability and reliability. The platform of STASA supports programmes from all three national TV stations and is currently the only interactivity company that provides services to all three national TV stations in Spain.

REVIEW OF BUSINESS ACTIVITIES (Continued)

International Operations – Repositioning to gain a stable footing (Continued)

With respect to its operations in the Asia Pacific Region, while the Group is in the process of reviewing its investments in the Socialist Republic of Vietnam, MTNHL, with geographical coverage in various countries in the Asia Pacific Region and where the Group has 20% equity interests, continues to put its primary focus in 2.5G and 3G services provisioning. And for Timor Telecom S.A., which is the sole operator of telecommunications services in the Democratic Republic of Timor-Leste and where the Group has 16.9% equity interests, the operator reported net profit exceeding US$2,000,000 (approximately HK$15,507,000) for the second year since its establishment in 2001.

REVIEW OF OPERATING RESULTS

Turnover and Profitability

Attributable to a strong last quarter, increased business activities in Macao and the consolidation of the full year results of TCM and CAOCL, turnover for the Group reached HK$595,431,000, representing just a mere 1% below our record year of turnover achieved during year ended 30th June, 2002 and an increase of 51.41% over the annualised turnover of the preceding financial period. Geographical mix of total turnover shifted, with business from Mainland China now representing 36.59% of total turnover of the Group and business from Hong Kong and Macao and Europe representing 49.11% and 14.30% of total turnover respectively.

Gross profit for the Year amounted HK$87,359,000 with gross profit margin improving from 6.44% to 14.67%. Despite the consolidation of the full year result of TCM, as the Year was not hampered by significant impairment of trade receivables, goodwill and software license, therefore, administrative expenses decreased to HK$121,355,000 and operating loss for the Year narrowed sharply from HK$175,169,000 to HK$30,308,000, with operating results of our three core lines of business improved considerably.



REVIEW OF OPERATING RESULTS (Continued)

Turnover and Profitability (Continued)

Ascribed to the three-year US$15,000,000 (approximately HK$116,303,000) syndicated loans raised during 2003 and rising interest rates during 2005, finance costs for the Year reached HK$7,511,000. However, with the early and full repayment of the syndicated loans in September 2005, future finance costs is expected to decrease. Total loss for the Year amounted HK$37,488,000 as compared to total loss of HK$173,625,000 for the preceding financial period.

Capital Structure and Financial Resources

Despite the early and full repayment of the three-year US$15,000,000 (approximately HK$116,303,000) syndicated loans, the Group continued to maintain healthy cash position, with cash balances as at 31st December, 2005 amounting to HK$103,054,000 (HK$141,822,000 should the yield-enhanced US$5,000,000 (approximately HK$38,768,000) financial bond was included), translating to cash per share of HK$0.17 (HK$0.23 should the US$5,000,000 (approximately HK$38,768,000) financial bond was included).

In line with the repayment of the three-year syndicated loans, total borrowings of the Group reduced considerably from HK$147,052,000 to HK$74,226,000, with gearing ratio (total borrowings / Members' funds) improving from 79.57% to 56.33%.

Current ratio remained stable at approximately 1.10 times.

Employees' Information

As at 31st December, 2005, the Group had 324 employees, of which 114, 12, 153 and 45 employees were based in Macao, Hong Kong, Mainland China and Europe respectively. Employee costs, including Directors' emoluments, totaled HK$63,915,000.

The remuneration and bonus policies of the Group were basically determined by the performance of individual employees.

The Company adopted a share option scheme whereby certain employees of the Group may be granted options to acquire the Shares. Details of the share option scheme are set out under the section "Share Options".

The Group also provided various training programmes and product orientation for the marketing and technical employees so as to improve their overall qualification and to continuously keep them abreast of industry and technological changes.

REVIEW OF OPERATING RESULTS (Continued)

Capital Commitments and Significant Investments

As at 31st December, 2005, the Group did not have any significant capital commitments and significant investments.

Charges on Group Assets

As at 31st December, 2005, the Group did not have any charges on assets of the Group.

Details of Material Acquisitions and Disposals

During the Year, the Group had no material acquisitions or disposals.

Details of Future Plans for Material Investment or Capital Assets

The Directors do not have any future plans for material investments or capital assets.

Foreign Exchange Exposure

The Group mainly earns revenue and incurs cost in HK$, MOP, US$, € and RMB. The Directors consider that the impact of foreign exchange exposure of the Group is minimal, except for €.



EXECUTIVE DIRECTORS

José Manuel DOS SANTOS, aged 58, was appointed as an executive Director on 13th December, 1999. He is the founder of the Group and Chairman of the Company. He has experience of over thirty years in the telecommunications industry in the Asia Pacific region. He served in a senior position at Direcçáo dos Serviços de Correcios e Telecomunicações, the telecommunications authority of the Government of Macao, prior to the founding of Zetronic and subsequently the Group. He is an executive director of MIHL.

YIM Hong, aged 48, was appointed as an executive Director on 14th December, 1999. He is the Managing Director of the Company in charge of overall operations. He graduated from Queen Mary, University of London, the United Kingdom of Great Britain and Northern Ireland with a Bachelor of Science degree. With more than twenty years of experience in the IT industry, he joined the Group in 1998. Prior to joining the Group, he was the area business director at Newbridge Networks (Asia) Limited and the country manager at 3Com Asia Limited. He is also a non-executive director of MIHL.

KUAN Kin Man, aged 40, was first appointed as an executive Director on 14th December, 1999. He is the general manager of the Group in charge of sales and marketing. In 1985, he joined Zetronic as an engineer and was transferred into marketing later. He joined Vodatel Systems (the assets and liabilities of which were assigned to VHL on 1st July, 1998) on 8th July, 1992 to assume the role of sales manager and was promoted to general manager in 1994. He is also a non-executive director of MIHL.

Monica Maria NUNES, aged 37, was first appointed as an executive Director on 13th December, 1999. She is the finance director of the Company. She graduated from the University of Calgary, Canada with a Bachelor of Commerce degree. She joined the Group in 1999 and has over ten years of accounting and banking experience. She holds a Certified Management Accountant Designation of Certified Management Accountants of Alberta, Canada.

INDEPENDENT NON-EXECUTIVE DIRECTORS

CHUI Sai Cheong, aged 52, was first appointed as an independent non-executive Director on 14th December, 1999. He is a certified public auditor, a civil constructor in Macao and a fellow of CPA Australia with a Master Degree in Business Administration from Chaminade University of Honolulu, USA. He is a member of several key governmental committees in PRC. They include the National Committee of the CPPCC, the Committee for the Basic Law of Macao under the Standing Committee of the National People's Congress, the Executive Committee and Standing Committee of All-China Federation of Industry and Commerce, the Legislative Assembly of Macao, the Preparatory Committee of Macao, the Selection Committee for the first Government of Macao and the Election Committee of the second Government of Macao. He also holds several prominent positions in professional bodies including the Macao Chamber of Commerce (vice president of board of directors), the Macau Management Association (president), and the Association of Economic Sciences of Macau (president). He is an independent non-executive director of MIHL, Innovo Leisure Recreation Holdings Limited (a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board) and Cheung Tai Hong Holdings Limited (a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board) and a non-executive director of Honesty Treasure International Holdings Limited (a company incorporated in the Cayman Islands with limited liability and whose shares are listed on the Main Board) .

LO King Chiu Charles, aged 62, was first appointed as an independent non-executive Director on 14th December, 1999. He holds a Bachelor of Arts degree and major in economics from Lake Forest University, USA in 1967. He is a member of Jiangxi Province Committee, CPPCC. He is the special advisor to president (Asia) of the University of Victoria, Canada and is a consultant on public relations for British American Tobacco Plc in Macao. He is also the founder of the Macao Junior Chamber of Commerce and past president of the Rotary Club in Macao.

FUNG Kee Yue Roger, aged 53, was first appointed as an independent non-executive Director on 30th September, 2004. He is the managing director of Mitel Networks Asia Pacific Limited, a wholly owned subsidiary of Mitel Networks Corporation in Canada. He graduated from the University of Toronto with a Bachelor of Applied Science degree in industrial engineering. He was a member of Professional Engineers Ontario, Canada. He has more than twenty years of experience in the telecommunications and electronics industry.

SENIOR MANAGEMENT (By alphabetical order)

CHAN Chi Pio, aged 36, is the technical support manager of the Group. He joined the Group in 1992 after having graduated from Huaqiao University, PRC with a Bachelor of Science degree in the same year.

FOO Chun Ngai Redford, aged 32, is the company secretary and qualified accountant of the Company. He joined the Company in September 2003. He is responsible for company secretarial matters and overall financial and accounting management of the Group. He graduated from the University of Hong Kong, PRC with a degree of Bachelor of Business Administration (Accounting and Finance). He is a fellow of the Association of Chartered Certified Accountants and a Certified Public Accountant in Hong Kong. He is also a graduate of the Institute of Chartered Secretaries and Administrators. Before joining the Company, he worked for another company listed on GEM as the company secretary and qualified accountant and for an international renowned accounting firm.

HO Wai Sam Paul, aged 43, is the director of technical services of the Group. He graduated from Asia International Open University (Macau), PRC with a Master of Business Administration degree. He had worked in Companhia de Telecomunicações de Macau S.A.R.L. for eighteen years and was head of transport network covering the international and national engineering such as optical fibre, synchronous and plesiochronous digital hierarchy transmission, submarine cable, microwave and satellite earth station. He joined the Group in 2000.

NG Ka Leung, aged 36, is the technical support manager of the Group. He graduated from UM, PRC, with a Bachelor of Science degree in 1994. He has been with the Group since 1995.

SI I Hong, aged 37, is the senior regional business director of the Group. He graduated from UM, PRC with a Bachelor of Science degree. He joined the Group in 1994. He had working experience in banking and hotel industries before joining the Group.

Wouter Rudolf Karel STEINER, aged 48, is currently the managing director of TCM in charge of the overall operations in the Netherlands, Germany, Spain and Finland. He has over fifteen years of industry knowledge in the provision of value-added services in Europe and has previously held positions responsible for the development of new markets, for example, the United Mexican States, Finland, the Kingdom of Sweden and the Italian Republic, where he has accumulated extensive international experience. He graduated from the Universiteit van Amsterdam, the Netherlands with a major in media and information law.

WANG Qing, aged 35, is the regional business manager of the Group. He graduated from NUPT, PRC with a Bachelor of Science degree in 1992. He joined the Group in 1994. He was an engineer at a telecommunications equipment firm before joining the Group.

SENIOR MANAGEMENT (By alphabetical order) (Continued)

WONG Chi Ping, aged 56, is the business development director of the Group. He has over twenty years of experience in the audio and electronic industries in the PRC. Prior to his joining the Group in 1999, he worked for Zetronic for more than ten years responsible for the operation and marketing of voice telecommunications business.

WONG Wai Kan, aged 41, is the senior regional business director of the Group. He graduated from the Jinan University, PRC with a Bachelor of Science degree. He has been with the Group since 1993. He worked in the fields of purchasing and banking before joining the Group.

WU Wenhua, aged 42, is currently the chief executive officer of TSTSH in charge of overall operations, overseeing the sales and marketing, technical development and management of TSTSH. With a doctoral degree from the University of Waterloo, Canada, he has previously worked for international software development corporations, where he has accumulated over thirteen years of product development experience, in particular, development of network management systems for telecommunications service providers. He has established good connections with telecommunications service providers in the PRC.

ZENG Qing Shi, aged 35, is the regional business manager of the Group. He graduated from NUPT, PRC with a Bachelor of Science degree and from Hunan University, PRC with a Master in Business Administration degree. He joined the Group in 1994. He was an engineer at a factory under the Ministry of Aerospace of the Government of PRC before joining the Group.

The Directors submit their report together with the audited financial statements for the Year.

Principal activity and geographical analysis of operations

The principal activity of the Company is investment holding. The activities of the subsidiaries are set out in note 8 to the financial statements.

An analysis of the performance of the Group for the Year by business and geographical segments is set out in note 5 to the financial statements.

Results and appropriations

The results of the Group for the Year are set out in the consolidated income statement on page 33.

The Directors do not recommend the payment of a dividend.

Reserves

Movements in the reserves of the Group and of the Company during the Year are set out in note 17 to the financial statements.

Donations

Charitable and other donations made by the Group during the Year amounted to approximately HK$58,000.

Property, plant and equipment

Details of the movements in property, plant and equipment of the Group are set out in note 6 to the financial statements.

Share capital

Details of the share capital of the Company are set out in note 16 to the financial statements.

Distributable reserves

Distributable reserves of the Company as at 31st December, 2005, calculated under the Companies Act 1981 of Bermuda (as amended), amounted to approximately HK$51,072,000 (2004: HK$62,790,000).

Pre-emptive rights

There is no provision for pre-emptive rights under the Bye-laws and there is no restriction against such rights under the laws of Bermuda, which will oblige the Company to offer new Shares on a pro-rata basis to existing Members.

Financial summary of five fiscal periods

A summary of the results and of the assets and liabilities of the Group for the three financial years ended up to 30th June, 2003, the eighteen months ended 31st December, 2004 and the Year is set out on page 105.

Purchase, sale or redemption of securities

The Company did not redeem any of the Shares during the Year. Neither the Company nor any of its subsidiaries purchased or sold any of the Shares during the Year.

Share options

Share options were granted to certain Directors, executives and employees under a share option scheme approved by the Members at a special general meeting on 5th November, 2002. Details of the scheme were as follows:

1 Purpose

The scheme was designed to give executive Directors and senior employees holding an executive, managerial or supervisory position in the Company or any of its subsidiaries an equity interest in the Company in order to enhance long-term Member's value. The granting of options will also help the Company to attract and motivate individuals with experience and ability and to reward individuals for past and future performance.

2 Qualifying participants

Any full-time employees including any executive Directors and directors of its subsidiaries.

3 Maximum number of Shares

The total number of Shares available for issue under the scheme as at 31st December, 2005 was 61,381,900, representing 10% of the issued share capital of the Company as at 31st December, 2005.

4 Maximum entitlement of each qualified participant

No option shall be granted to any qualified participant which, if exercised in full, will result in the total number of Shares already issued and issuable to him under the scheme exceeding 30% of the aggregate number of Shares for the time being issued and issuable under the scheme.

5 Options exercisable period

Options shall be exercised in a period of three years commencing on the date on which the option is granted and accepted by the grantee, or expiring on 4th November, 2012, whichever is earlier.

Share options (Continued)

6 Payment on acceptance of option

Pursuant to the scheme, the grantee shall pay HK$1 to the Company by way of consideration for the grant.

7 Basis of determining the exercise price

The exercise price shall be at least the higher of (a) the closing price of Shares on the Exchange as stated in the daily quotation sheet of the Exchange on the date of which options were offered and (b) the average closing price of the Shares as stated in the daily quotation sheets of the Exchange for the five business days immediately preceding the date of which options were offered.

8 Remaining life of the scheme

The scheme will remain valid until 4th November, 2012.

Details of the share options outstanding as at 31st December, 2005 which were granted under the scheme were as follows:

	Number of options						
Name or category *of participant*	held as at 1st January, 2005	lapsed during the Year	held as at 31st December, 2005	Exercise *price* HK$	*Grant date*	Exercisable *from*	Exercisable *until*
José Manuel dos Santos	600,000	—	600,000	0.42(note a)	30th June, 2003	30th June, 2003	29th June, 2006
Yim Hong	900,000	—	900,000	0.42(note a)	30th June, 2003	30th June, 2003	29th June, 2006
Kuan Kin Man	900,000	—	900,000	0.42(note a)	30th June, 2003	30th June, 2003	29th June, 2006
Monica Maria Nunes	900,000	—	900,000	0.42(note a)	30th June, 2003	30th June, 2003	29th June, 2006
Continuous contract employees	11,166,000	(1,570,000)	9,596,000	0.42(note a)	30th June, 2003	30th June, 2003	29th June, 2006
	14,466,000	(1,570,000)	12,896,000				

Note:

(a) As at the date before the options were granted, which was 27th June, 2003, the market value per Share was HK$0.41.

Directors

The Directors during the Year were:

José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes
[1] Chui Sai Cheong
[1] Lo King Chiu Charles
[1] Fung Kee Yue Roger

[1] Independent non-executive Directors

In accordance with Article 87 of the Bye-laws, Chui Sai Cheong retires by rotation at the forthcoming annual general meeting and, being eligible, offers himself for re-election.

To comply with the code provisions of the Code, José Manuel dos Santos, Yim Hong and Lo King Chiu Charles retire by rotation at the forthcoming annual general meeting and, being elgible, offer themelves for re-election.

Chui Sai Cheong, Lo King Chiu Charles and Fung Kee Yue Roger are independent non-executive Directors. Chui Sai Cheong and Lo King Chiu Charles were re-appointed for a two-year term expiring on 13th December, 2006. Fung Kee Yue Roger was appointed for a two-year term expiring on 29th September, 2006.

Directors' service contracts

None of the Directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable within one year without payment of compensation, other than statutory compensation.

Directors' interests in contracts

Details of José Manuel dos Santos' interest in contracts of significance in relation to the business of the Group are set out in note 36 to the financial statements.

Save as disclosed herein, no contracts of significance in relation to the business of the Group to which the Company or its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted as at 31st December, 2005 or at any time during the Year.

Biographical details of Directors and senior management

Brief biographical details of Directors and senior management were set out on pages 12 to 15.

Directors' interests and short positions in the Shares, underlying Shares and debentures of the Company or any Associated Corporations

As at 31st December, 2005, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which will be required to be notified to the Company and the Exchange pursuant to Divisions 7 and 8 or Part XV of the SFO (including interests and short positions which he took or deemed to have under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.68 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long and short positions in the Shares and underlying Shares (in respect of equity derivatives)

Name of Director	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share options) held	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Long position	Corporate interest/ founder of a discretionary trust (note 1)	293,388,000	—	47.80%
	Long position	Personal (note 2)	—	600,000	0.10%
	Short position	Corporate interest (note 3)	—	12,896,000	2.10%
Yim Hong	Long position	Personal (note 4)	7,357,500	900,000	1.35%
Kuan Kin Man	Long position	Personal (note 5)	12,262,500	900,000	2.14%
Monica Maria Nunes	Long position	Personal (note 6)	2,452,500	900,000	0.55%
Fung Kee Yue Roger	Long position	Personal (note 7)	210,000	—	0.03%

Notes:

1 As at 31st December, 2005, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of the existing trust whereby the family members of José Manuel dos Santos were the discretionary objects and which assets included a controlling stake of 47.80% of the issued share capital of the Company.

2 The personal interest of José Manuel dos Santos comprised 600,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by José Manuel dos Santos as beneficial owner.

3 Options were granted by the Company under a share option scheme. Since José Manuel dos Santos was interested in more than one-third of the issued share capital of the Company as at 31st December, 2005, he was deemed to have a short position in the 12,896,000 underlying Shares.

Directors' interests and short positions in the Shares, underlying Shares and debentures of the Company or any Associated Corporations (Continued)

Notes: (Continued)

4 The personal interest of Yim Hong comprised 7,357,500 Shares and 900,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by Yim Hong as beneficial owner.

5 The personal interest of Kuan Kin Man comprised 12,262,500 Shares and 900,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by Kuan Kin Man as beneficial owner.

6 The personal interest of Monica Maria Nunes comprised 2,452,500 Shares and 900,000 underlying Shares in respect of share options granted to her by the Company. The aforesaid interest was held by Monica Maria Nunes as beneficial owner.

7 The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest was held by Fung Kee Yue Roger as beneficial owner.

Substantial Shareholders' interests and short positions in the Shares and underlying Shares of the Company

The register of Substantial Shareholders required to be kept under section 336 of Part XV of the SFO shows that as at 31st December, 2005, the Company had been notified of the following Substantial Shareholders' interests and short positions, being 5% or more of the issued share capital of the Company. These interests are in addition to those disclosed above in repect of the Directors and Chief Excecutive:

Aggregate long and short positions in the Shares and underlying Shares (in respect of equity derivatives)

Name	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share options) held	Approximate % of the issued share capital of the Company
ERL	Long position	Corporate interest (note 1)	293,388,000	—	47.80%
	Short position	Corporate interest (note 2)	—	12,896,000	2.10%
LRL	Long position	Corporate interest (note 1)	293,388,000	—	47.80%
	Short position	Corporate interest (note 2)	—	12,896,000	2.10%
Lei Hon Kin (note 3)	Long position	Family interest	293,988,000	—	47.89%
	Short position	Corporate interest	—	12,896,000	2.10%

Notes:

1 As at 31st December, 2005, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.

2 Options were granted by the Company under a share option scheme. Since both ERL and LRL were interested in more than one-third of the issued share capital of the Company as at 31st December, 2005, they were deemed to have a short position in the 12,896,000 underlying Shares.

3 Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the Year.

Major suppliers and customers

The percentages of purchases and sales for the Year attributable to the major suppliers and customers of the Group were as follows:

Purchases	
— the largest supplier	13.87%
— five largest suppliers combined	38.36%
Sales	
— the largest customer	10.30%
— five largest customers combined	36.48%

None of the Directors, their associates or any Member (which to the knowledge of the Directors owns more than 5% of the share capital of the Company) had an interest in the major suppliers or customers noted above.

Connected transactions

Significant related party transactions entered by the Group during the Year, which constitute exempted connected transactions under the GEM Listing Rules, were disclosed in note 36 to the financial statements.

Competing business

None of the Directors or any person who is (or group of persons who together are) entitled to exercise or control the exercise of 5% or more of the voting power at general meeting of the Group and which is (or are) able as a practical matter, to direct or influence the management of the Company had an interest in a business, which competes or may compete with the business of the Group.

Auditors

The financial statements were audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

José Manuel dos Santos
Chairman

Hong Kong, 27th March, 2006

1 Corporate governance practices

The Company has complied with the Code, except that the Chairman of the Board did not attend the annual general meeting held in the Year.

E.1.2. The Chairman of the Board was away on a business trip on the date when the annual general meeting was held.

2 Directors' securities transactions

The Company has adopted rules 5.48 to 5.67 as the code of conduct regarding Directors' securities transactions.

The Company has made specific enquiry of all Directors that they have complied with the required standard of dealings and its code of conduct regarding Directors' securities transactions.

There is no event of non-compliance with the required standard of dealings.

3 Board

The members of the Board were:

Chairman:	José Manuel dos Santos
Executive Directors:	Yim Hong
	Kuan Kin Man
	Monica Maria Nunes
Independent non-executive Directors:	Chui Sai Cheong
	Lo King Chiu Charles
	Fung Kee Yue Roger

Six meetings were held during the Year.

The attendance record of each Director is as follows:

José Manuel dos Santos	6/6
Yim Hong	6/6
Kuan Kin Man	6/6
Monica Maria Nunes	6/6
Chui Sai Cheong	5/6
Lo King Chiu Charles	5/6
Fung Kee Yue Roger	6/6

3 Board (Continued)

Matters reserved for the Board are as follows:

(a) Approval of interim and final financial statements.

(b) Approval of the interim dividend and recommendation of the final dividend.

(c) Approval of any significant changes in accounting policies or practices.

(d) Appointment or removal of the company secretary.

(e) Remuneration of the auditors where, as is usual, members have delegated this power to the Board and recommendations for the appointment or removal of auditors following recommendations of the Audit Committee.

(f) Resolutions and corresponding documentation to be put forward to members at a general meeting.

(g) Approval of all circulars and listing particulars.

(h) Approval of press releases concerning matters decided by the Board.

(i) Board appointments and removals and any special terms and conditions attached to the appointment subject to the recommendations of the Nomination Committee and the Remuneration Committee.

(j) Terms of reference of chairman, chief executive and other executive Directors.

(k) Terms of reference and membership of Board committees.

(l) Approval of the long term objectives and commercial strategy of the Group.

(m) Approval of the annual operating and capital expenditure budgets.

(n) Changes relating to the capital structure or its status of the Group.

(o) Appointments to boards of subsidiaries.

(p) Terms and conditions of Directors and senior executives.

(q) Changes to the management and control structure of the Group.

(r) Major capital projects.

(s) Material, either by reason of size or strategically, contracts of the Company or any subsidiary in the ordinary course of business, for example bank borrowings and acquisition or disposal of fixed assets.

3 Board (Continued)

(t) Contracts of the Company or any subsidiary not in the ordinary course of business, for example, loans and repayments, foreign currency transactions, major acquisitions or disposals.

(u) Major investments.

(v) Risk management strategy.

(w) Treasury policies, including foreign currency exposure.

(x) Review of the overall corporate governance arrangements of the Company.

(y) Major changes in the rules of the Company pension scheme, or changes of trustees changes in the fund management arrangements.

(z) Major changes in employee share schemes and the allocation of executive share options.

(aa) Formulation of policy regarding charitable donations.

(ab) Political donations.

(ac) Approval of the principle professional advisers of the Company.

(ad) Prosecution, defence or settlement of litigation.

(ae) Internal control arrangements.

(af) Directors' and officers' liability insurance.

Matters not mentioned above will be delegated to the management.

The Company has complied with rules 5.05(1) and (2).

All independent non-executive Directors have confirmed their independence.

There is no financial, business or other material/relevant relationships among the Directors.

4 Chairman and chief executive officer

Chairman:	José Manuel dos Santos
Chief executive officer:	Yim Hong

The roles of the Chairman and the chief executive officer are segregated and are not exercised by the same individual.

5 Non-executive Directors

Chui Sai Cheong and Lo King Chiu Charles were appointed for a two-year term expiring on 13th December, 2006. Fung Kee Yue Roger was appointed for a two-year term expiring on 29th September, 2006. Their Directors' fee is HK$10,000 per month.

6 Remuneration of Directors

The Remuneration Committee is to assist the Board in determining the policy and structure for the remuneration of executive Directors, evaluating the performance of executive Directors, reviewing incentive schemes and Directors' service contracts and fixing the remuneration packages for all Directors and senior management.

The members of the Remuneration Committee were:

José Manuel dos Santos (Chairman)
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

One meeting was held during the Year.

The attendance record of each Director is as follows:

José Manuel dos Santos	1/1
Chui Sai Cheong	1/1
Lo King Chiu Charles	1/1
Fung Kee Yue Roger	1/1

During the Year, the Remuneration Committee determined the policy and structure for the remuneration of the Directors, evaluated their performance and approved the terms of all the executive Directors' service contracts, which were renewed with an expiry date of 11th February, 2007.

7 Nomination of Directors

The purpose of the Nomination Committee is to assist, identify, screen and recommend to the Board appropriate candidates to serve as Directors, to oversee the process for evaluating the performance of the Board and to develop, recommend to the Board and monitor nomination guidelines for the Company.

The members of the Nomination Committee were:

José Manuel dos Santos (Chairman)
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

There is no selection and recommendation of candidates for directorship, and no meetings were held during the Year.

8 Auditors' remuneration

Remuneration of audit is HK$1,750,000 for the Year. The Group paid approximately HK$91,000 to PricewaterhouseCoopers Limited for the tax compliance work of the Company and certain subsidiaries for the year of assessment 2004/2005. The Group also paid approximately US$12,000 (approximately HK$93,000) to PricewaterhouseCoopers Legal Lawyers in Vietnam for the assistance of establishment of a subsidiary there.

9 Audit Committee

The Audit Committee is to assist the Board to deal with the matters concerning the Auditors, to review the financial information of the Company, and to oversee the financial reporting system and internal control procedures of the Company.

The members of the Audit Committee were:

Chui Sai Cheong (Chairman)
Lo King Chiu Charles
Fung Kee Yue Roger

Seven meetings were held during the Year. Record of individual attendance is as follows:

Chui Sai Cheong	6/7
Lo King Chiu Charles	6/7
Fung Kee Yue Roger	7/7

9 Audit Committee (Continued)

During the Year, the Audit Committee reviewed the financial reports for the Year, for the six months ended 30th June, 2005 and for the quarters ended 31st March, 2005 and 30th September, 2005. The Audit Committee also reviewed and discussed the report of the Auditors to the Audit Committee for the eighteen months ended 31st December, 2005 and reviewed the Auditors' statutory audit plan for the Year.

The Company established the Audit Committee in compliance with rule 5.28.

10 Other specific disclosures

The Directors were responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it was fundamental that appropriate accounting policies were selected and applied consistently.

It is the responsibility of the Auditors to form an independent opinion, based on their audit, on those financial statements and to report their opinion solely to the Members, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. They did not assume responsibility towards or accept liability to any other person for the contents of their report.

On behalf of the Board

José Manuel dos Santos
Chairman

Hong Kong, 27th March, 2006

Auditors' Report

AUDITORS' REPORT TO THE SHAREHOLDERS OF VODATEL NETWORKS HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 31 to 104 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The directors of the Company are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2005 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 27th March, 2006

Consolidated Balance Sheet

	Note	2005 HK$'000	2004 HK$'000
		As at 31st December,	
ASSETS			
Non-current assets			
Property, plant and equipment	6	**12,587**	15,655
Intangible assets	7	**58,165**	67,898
Interests in associates	9	**1,832**	1,630
Available-for-sale financial assets	10	**19,663**	—
Loaned assets	10	**38,597**	—
Non-trading securities	11	**—**	72,450
		130,844	157,633
Current assets			
Inventories	13	**18,619**	47,592
Income tax prepaid		**84**	80
Trade and bills receivables	12	**241,911**	178,536
Other receivables, deposits and prepayments	12	**27,817**	32,499
Loans and receivable		**774**	—
Other financial assets at fair value through profit or loss	14	**592**	—
Cash and cash equivalents	15	**103,054**	168,830
		392,851	427,537
Current liabilities			
Trade and bills payables	18	**183,884**	115,397
Other payables and accruals	18	**79,146**	84,426
Current income tax liabilities		**54,675**	53,490
Borrowings	19	**39,216**	132,198
		356,921	385,511
Net current assets		**35,930**	42,026
Total assets less current liabilities		**166,774**	199,659
Financed by:			
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	16	**159,058**	159,058
Other reserves	17(a)	**29,022**	44,649
Accumulated losses		**(65,348)**	(30,994)
		122,732	172,713
Minority interests		**9,032**	12,092
Total equity		**131,764**	184,805
LIABILITIES			
Non-current liabilities			
Borrowings	19	**35,010**	14,854
Total assets less current liabilities		**166,774**	199,659

On behalf of the Board

Director Director

The notes on pages 36 to 104 are an integral part of these consolidated financial statements.

Balance Sheet

	Note	As at 31st December, 2005 HK$'000	2004 HK$'000
ASSETS			
Non-current assets			
Investments in subsidiaries	8(a)	**73,918**	73,918
Current assets			
Amounts due from subsidiaries	8(b)	**141,177**	152,576
Other receivables, deposits and prepayments		**265**	802
Cash and cash equivalents	15	**236**	2,402
		141,678	155,780
LIABILITIES			
Current liabilities			
Amounts due to subsidiaries	8(b)	**1,842**	1,895
Other payables and accruals		**2,922**	5,253
		4,764	7,148
Net current assets		**136,914**	148,632
Total assets less current liabilities		**210,832**	222,550
Financed by:			
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	16	**159,058**	159,058
Other reserves	17(b)	**74,420**	74,420
Accumulated losses		**(22,646)**	(10,928)
Total equity		**210,832**	222,550

On behalf of the Board

Director　　　　　　　　　　Director

The notes on pages 36 to 104 are an integral part of these consolidated financial statements.

Consolidated Income Statement

	Note	Year HK$'000	Eighteen months ended 31st December, 2004 HK$'000
Sales	5	**595,431**	589,883
Cost of sales	22	**(508,072)**	(551,922)
Gross profit		**87,359**	37,961
Other gains - net	21	**13,318**	5,726
Selling and marketing costs	22	**(9,630)**	(14,026)
Administrative expenses	22	**(121,355)**	(204,830)
Operating loss		**(30,308)**	(175,169)
Deemed disposal gain from separate listing of MIHL	23	**—**	17,953
Impairment of goodwill		**(512)**	(25,931)
Finance costs	25	**(7,511)**	(4,346)
Share of profit/(losses) of associates	9	**202**	(1,511)
Loss before income tax		**(38,129)**	(189,004)
Income tax expense	26	**(2,419)**	(1,898)
Loss for the Year/period		**(40,548)**	(190,902)
Attributable to:			
Equity holders of the Company		**(37,488)**	(173,625)
Minority interests		**(3,060)**	(17,277)
		(40,548)	(190,902)
Loss per Share for loss attributable to the equity holders of the Company during the Year (HK cents)			
- basic	29	**6.11**	28.29
- diluted	29	**Not applicable**	Not applicable
Dividends	30	**—**	3,446

The notes on pages 36 to 104 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

	Note	Share capital HK$'000	Other reserves HK$'000	Reatined earnings/ (accumulated losses) HK$'000	Minority interests HK$'000	Total HK$'000
		Attributable to equity holders of the Company				
Balance as at 1st July, 2003		159,058	32,250	149,146	6,215	346,669
Fair value gains, net of tax:						
- non-trading securities	17(a)	—	5,516	—	—	5,516
Reserves transferred to income statement upon disposal of non-trading securities	17(a)	—	3,957	—	—	3,957
Currency translation differences	17(a)	—	2,926	—	—	2,926
Net income recognised directly in equity		—	12,399	—	—	12,399
Loss for the eighteen months ended 31st December, 2004		—	—	(173,625)	(17,277)	(190,902)
Total recognised income/ (expense) for the eighteen months ended 31st December, 2004		—	12,399	(173,625)	(17,277)	(178,503)
Dividend relating to the eighteen months ended 31st December, 2004	30	—	—	(6,515)	—	(6,515)
Minority interest - Business combinations	35	—	—	—	23,154	23,154
Balance as at 31st December, 2004		159,058	44,649	(30,994)	12,092	184,805
Balance as at 1st January, 2005, as per above		159,058	44,649	(30,994)	12,092	184,805
Opening adjustment for the adoption of HKAS 39	2(a),17(a)	—	(2,007)	3,134	—	1,127
Balance as at 1st January, 2005, as restated		159,058	42,642	(27,860)	12,092	185,932
Fair value gains, net of tax:						
- available-for-sale financial assets	17(a)	—	(10,238)	—	—	(10,238)
Reserves transferred to income statement upon disposal of available-for-sale financial assets	17(a)	—	(596)	—	—	(596)
Currency translation differences	17(a)	—	(2,786)	—	—	(2,786)
Net expense recognised directly in equity		—	(13,620)	—	—	(13,620)
Loss for the Year		—	—	(37,488)	(3,060)	(40,548)
Total recognised expenses for the year		—	(13,620)	(37,488)	(3,060)	(54,168)
Balance as at 31st December, 2005		159,058	29,022	(65,348)	9,032	131,764

The notes on pages 36 to 104 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

	Note	Year HK$'000	Eighteen months ended 31st December, 2004 HK$'000
Cash flows from operating activities			
Cash generated from/(used in) operations	31	**9,494**	(28,791)
Interest paid		**(7,511)**	(4,346)
Income tax paid		**(1,238)**	(1,231)
Net cash generated from/(used in) operating activities		**745**	(34,368)
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired	35	**—**	(26,724)
Purchase of property, plant and equipment	6	**(4,286)**	(11,507)
Purchase of intangible assets	7	**(428)**	(567)
Purchase of associates		**—**	(58)
Purchase of non-trading securities		**—**	(56,798)
Purchase of trading securities		**—**	(15,560)
Proceeds from sale of non-trading securities		**—**	2,801
Proceeds from sale of available-for-sale financial assets		**5,599**	—
Proceeds from sale of a trading security		**—**	15,871
Interest received		**3,411**	3,124
Dividend received		**9**	112
Net cash generated from/(used in) investing activities		**4,305**	(89,306)
Cash flows from financing activities			
Proceeds from borrowings		**56,347**	133,494
Repayment of borrowings		**(127,338)**	(9,346)
Redemption from issue of convertible bonds		**—**	(9,725)
Issue costs of Shares of MIHL		**—**	(9,697)
Sales proceeds from separate listing of MIHL		**—**	30,093
Dividend paid to Members		**—**	(6,138)
Net cash (used in)/generated from financing activities		**(70,991)**	128,681
Net (decrease)/increase in cash and bank overdrafts		**(65,941)**	5,007
Cash and bank overdrafts at the beginning of the Year/period		**168,593**	163,586
Cash and bank overdrafts at the end of the Year/period	15	**102,652**	168,593

The notes on pages 36 to 104 are an integral part of these consolidated financial statements.

Notes to the Financial Statements

1 General information

The Group carried the vision to deliver high quality solutions to customers allowing them to manage their business and reach out for infotainment services, anywhere and anytime. The Group was principally engaged in the provision of network and system infrastructure, enterprise solutions and multimedia value-added services.

The Group provided integrated services in network and system infrastructure ranging from network and system planning, design, provision of network equipment and software, including self-developed operation support system, installation and implementation to maintenance and technical support for public telecommunications service providers and enterprises in selected vertical markets in the PRC, such as gaming operators, cable TV operators, electricity bureaus and governmental authorities.

Through its separate listing entity, MIHL, the Group was engaged in the research, development and delivery of innovative and quality value-added applications with an aim to increase operating effectiveness and efficiencies of enterprises.

The Group was also engaged in the provision of multimedia value-added services in the Asia Pacific Region and Europe, offering mobile and fixed line services such as content and campaign management, distribution and billing via a number of platforms including IVR, interactive internet solutions and premium SMS.

Headquartered in Macao, the Group enjoyed a leadership position in Macao and sought to further expand its penetration into the global market.

The Company was a limited liability company incorporated in Bermuda. The address of its registered office was Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The Company and MIHL, a subsidiary with effective interest of 61.05% held had their primary listing on GEM.

These consolidated financial statements are presented in thousands of units of HK dollars (HK$'000) unless otherwise stated. These consolidated financial statements are approved for issue by the Board on 27th March, 2006.

2 Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies were consistently applied to the Year or period presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements of the Company were prepared in accordance with HKFRS. The consolidated financial statements were prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and other financial assets at fair value through profit or loss which were carried at fair value.

The preparation of financial statements in conformity with HKFRS required the use of certain critical accounting estimates. It also required management to exercise its judgement in the process of applying the accounting policies of the Company. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates were significant to the consolidated financial statements, are disclosed in note 4.

The adoption of new or revised HKFRS

In the year, the Group adopted the new or revised standards and interpretations of HKFRS below, which were relevant to its operations. The comparatives were amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 Amendment	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS-Int 15	Operating Leases - Incentives
HKAS-Int 21	Income Taxes - Recovery of Revalued Non-Depreciated Assets
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

2 Summary of significant accounting policies (Continued)

(a) Basis of preparation (Continued)

The adoption of new or revised HKAS 1, HKAS 2, HKAS 7, HKAS 8, HKAS 10, HKAS 16, HKAS 17, HKAS 21, HKAS 23, HKAS 24, HKAS 27, HKAS 28, HKAS 33, HKAS-Ints 15 and HKAS-Ints 21 did not result in substantial changes to the accounting policies of the Group. In summary:

— HKAS 1 affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

— HKAS 2, HKAS 8, HKAS 16, HKAS 21 and HKAS 28 affected certain disclosures of the financial statements.

— HKAS 7, HKAS 10, HKAS 17, HKAS 23, HKAS 27, HKAS 33, HKAS-Int 15 and HKAS-Int 21 had no material effect on the policies of the Group.

— HKAS 24 affected the identification of related parties and some other related-party disclosures.

The adoption of HKAS 32 and HKAS 39 resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss, loans and receivable and available-for-sale financial assets. It also resulted in the recognition of derivative financial instruments at fair value (note 2(h)).

The adoption of HKFRS 2 resulted in a change in accounting policy for share-based payments. Until 31st December, 2004, the provision of share options to employees did not result in an expense to the income statement. Effective from 1st January, 2005, the Group expensed the cost of share options in the income statement. As a transitional provision, the cost of share options granted after 7th November, 2002 and had not yet vested on 1st January, 2005 was expensed retrospectively in the income statement of the respective periods (note 2(o)). The Group took advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies were not applied to all share options or shares granted to employees or Directors after 7th November, 2002 but were vested before 1st January, 2005.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 resulted in change in the accounting policy for goodwill. Until 31st December, 2004, goodwill was:

— Amortised on a straight-line basis over a period of not exceeding ten years; and

— Assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3 (note 2(f)):

— The Group ceased amortisation of goodwill from 1st January, 2005;

— Accumulated amortisation as at 31st December, 2004 was eliminated with a corresponding decrease in the cost of goodwill; and

— From the Year onwards, goodwill will be tested annually for impairment, as well as when there is indication of impairment.

2 Summary of significant accounting policies (Continued)

(a) Basis of preparation (Continued)

The Group reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies were made in accordance with the transition provisions in the respective standards, wherever applicable. All standards adopted by the Group required retrospective application other than:

— HKAS 39 - did not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments in securities for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 were determined and recognised as at 1st January, 2005.

— HKFRS 2 - only retrospective application for all equity instruments granted after 7th November, 2002 and not vested as at 1st January, 2005; and

— HKFRS 3 - prospectively after 1st January, 2005.

The adoption of HKAS 39 resulted in an increase in opening reserves as at 1st January, 2005 by HK$1,127,000 and the details of the adjustments to the balance sheet as at 31st December, 2005 and for the Year were as follows:

	2005 HK$'000
Increase in available-for-sale financial assets	**19,663**
Increase in loaned assets	**38,597**
Increase in loans and receivables	**774**
Decrease in non-trading securities	**(59,626)**
Increase in other financial assets at fair value through profit and loss	**592**
Decrease in accumulated losses	**3,134**
Decrease in available-for-sale investments reserve	**12,245**
Decrease in basic loss per share	**0.51 cents**

There was no impact on diluted loss per share from the adoption of HKAS 39.

Standards, interpretations and amendments to published standards that were not yet effective

Certain new standards, amendments and interpretations to existing standards were published that would be mandatory for the accounting periods of the Group beginning on or after 1st January, 2006 or later periods but which the Group did not early adopt, as follows:

- **HKAS 19 (Amendment), Employee Benefits (effective from 1st January, 2006).** This amendment would introduce the option of an alternative recognition approach for actuarial gains and losses. It might impose additional recognition requirements for multi-employer plans where insufficient information would be available to apply defined benefit accounting. It would also add new disclosure requirements. This amendment would not be relevant to the Group as the Group did not have any defined benefit pension plan.

2 Summary of significant accounting policies (Continued)

(a) Basis of preparation (Continued)

Standards, interpretations and amendments to published standards that were not yet effective (Continued)

- **HKAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from 1st January, 2006).** The amendment would allow the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (i) the transaction would be denominated in a currency other than the functional currency of the entity entering into that transaction; and (ii) the foreign currency risk would affect consolidated profit or loss. This amendment would not be relevant to the operations of the Group, as the Group did not have any intragroup transactions that would qualify as a hedged item in the consolidated financial statements as at 31st December, 2005 and 2004.

- **HKAS 39 (Amendment), The Fair Value Option (effective from 1st January, 2006).** This amendment would change the definition of financial instruments classified at fair value through profit or loss and would restrict the ability to designate financial instruments as part of this category. The Group believed that this amendment should not have a significant impact on the classification of financial instruments, as the Group should be able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss. The Group would apply this amendment from annual periods beginning 1st January, 2006.

- **HKAS 39 and HKFRS 4 (Amendment), Financial Guarantee Contracts (effective from 1st January, 2006).** This amendment would require issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (i) the unamortised balance of the related fees received and deferred, and (ii) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to HKAS 39 and concluded that the Group would apply this amendment from annual periods beginning 1st January, 2006.

- **HKFRS 1 (Amendment), First-time Adoption of Hong Kong Financial Reporting Standards and HKFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources (effective from 1st January, 2006).** These amendments would not be relevant to the operations of the Group, as the Group would not be a first-time adopter and would not carry out exploration for and evaluation of mineral resources.

- **HKFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1st January, 2006).** It would not be relevant to the operations of the Group.

2 Summary of significant accounting policies (Continued)

(a) Basis of preparation (Continued)

Standards, interpretations and amendments to published standards that were not yet effective (Continued)

- **HKFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to HKAS 1, Presentation of Financial Statements - Capital Disclosures (effective from 1st January, 2007).** HKFRS 7 would introduce new disclosures to improve the information about financial instruments. It would require the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It would replace HKAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in HKAS 32, Financial Instruments: Disclosure and Presentation. It would be applicable to all entities that would report under HKFRS. The amendment to HKAS 1 would introduce disclosure about the level of the capital of an entity and how it would manage capital. The Group assessed the impact of HKFRS 7 and the amendment to HKAS 1 and concluded that the main additional disclosures would be the sensitivity analysis to market risk and the capital disclosures required by the amendment of HKAS 1. The Group would apply HKFRS 7 and the amendment to HKAS 1 from annual periods beginning 1st January, 2007.

- **HKFRS-Int 4, Determining whether an Arrangement contains a Lease (effective from 1st January, 2006).** HKFRS-Int 4 would require the determination of whether an arrangement would be or would contain a lease to be based on the substance of the arrangement. It would require an assessment of whether: (i) fulfillment of the arrangement would be dependent on the use of a specific asset or assets (the asset); and (ii) the arrangement would convey a right to use the asset. Management would assess the impact of HKFRS-Int 4 on the operations of the Group.

- **HKFRS-Int 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1st January, 2006).** HKFRS-Int 5 would not be relevant to the operations of the Group.

- **HK(IFRIC)-Int 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment (effective from 1st December, 2005).** HK(IFRIC)-Int 6 would not be relevant to the operations of the Group.

2 Summary of significant accounting policies (Continued)

(b) Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31st December.

(i) *Subsidiaries*

Subsidiaries were all entities (including special purpose entities) over which the Group had the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that were currently exercisable or convertible were considered when assessing whether the Group controlled another entity.

Subsidiaries were fully consolidated from the date on which control was transferred to the Group. They were de-consolidated from the date that control ceased.

The purchase method of accounting was used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition was measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination were measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the share of the identifiable net assets acquired by the Group was recorded as goodwill. If the cost of acquisition was less than the fair value of the net assets of the subsidiary acquired, the difference was recognised directly in the income statement (see note 2(f)(i)).

Inter-company transactions, balances and unrealised gains on transactions between group companies were eliminated. Unrealised losses were also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries were changed where necessary to ensure consistency with the policies adopted by the Group.

In the balance sheet of the Company, the investments in subsidiaries were stated at cost less provision for impairment losses. The results of subsidiaries were accounted for by the Company on the basis of dividend received and receivable.

(ii) *Transactions with minority interests*

The Group applied a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests resulted in gains and losses for the Group that were recorded in the income statement. Purchases from minority interests resulted in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(b) Consolidation (Continued)

(iii) *Associates*

Associates were all entities over which the Group had significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates were accounted for using the equity method of accounting and were initially recognised at cost. The investment in associates of the Group included goodwill (net of any accumulated impairment loss) identified on acquisition (see note 2(f)(i)).

The share of the post-acquisition profits or losses of the associates of the Group was recognised in the income statement, and its share of post-acquisition movements in reserves was recognised in reserves. The cumulative post-acquisition movements were adjusted against the carrying amount of the investment. When the share of losses in an associate of the Group equaled or exceeded its interest in the associate, including any other unsecured receivables, the Group did not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates were eliminated to the extent of the interests in the associates of the Group. Unrealised losses were also eliminated unless the transaction provided evidence of an impairment of the asset transferred. Accounting policies of associates was changed where necessary to ensure consistency with the policies adopted by the Group.

In the balance sheet of the Company, the interests in the associates was stated at cost less provision for impairment losses. The results of associated companies were accounted for by the Company on the basis of dividend received and receivable.

(c) Segment reporting

A business segment was a group of assets and operations engaged in providing products or services that were subject to risks and returns that were different from those of other business segments. A geographical segment was engaged in providing products or services within a particular economic environment that were subject to risks and returns that were different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) *Functional and presentation currency*

Items included in the financial statements of each of the entities of the Group were measured using the currency of the primary economic environment in which the entity operated (the "functional currency"). The consolidated financial statements were presented in HK dollars, which was the functional and presentation currency of the Company.

2 Summary of significant accounting policies (Continued)

(d) Foreign currency translation (Continued)

(ii) *Transactions and balances*

Foreign currency transactions were translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies were recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale were analysed between translation differences resulting from changes in the amortised cost of the security, and other changes in the carrying amount of the security. Translation differences were recognised in profit or loss, and other changes in carrying amount were recognised in equity.

Translation differences on non-monetary financial assets and liabilities were reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss were recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale were, included in the fair value reserve in equity.

(iii) *Group companies*

The results and financial position of all the group entities (none of which had the currency of a hyperinflationary economy) that had a functional currency different from the presentation currency were translated into the presentation currency as follows:

— assets and liabilities for each balance sheet presented were translated at the closing rate at the date of that balance sheet;

— income and expenses for each income statement were translated at average exchange rates (unless this average was not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses were translated at the dates of the transactions); and

— all resulting exchange differences were recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, were taken to the equity of the shareholders. When a foreign operation was sold, exchange differences that were recorded in equity were recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity were treated as assets and liabilities of the foreign entity and translated at the closing rate.

2 Summary of significant accounting policies (Continued)

(e) Property, plant and equipment

Buildings comprised a retail outlet. Buildings were shown at fair value, based on periodic, but at least triennial, valuations by external independent valuers, less subsequent depreciation. Any accumulated depreciation at the date of revaluation was eliminated against the gross carrying amount of the asset and the net amount was restated to the revalued amount of the asset. All other property, plant and equipment were stated at historical cost less depreciation and impairment losses. Historical cost included expenditure that was directly attributable to the acquisition of the items. Cost might also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs were included in the carrying amount of the asset or recognised as a separate asset, as appropriate, only when it was probable that future economic benefits associated with the item would flow to the Group and the cost of the item could be measured reliably. All other repairs and maintenance were expensed in the income statement during the financial period in which they were incurred.

Increases in the carrying amount arising on revaluation of buildings were credited to other reserves in equity of the Members. Decreases that offset previous increases of the same asset were charged against other reserves directly in equity; all other decreases were expensed in the income statement. Each year the difference between depreciation based on the revalued carrying amount of the asset expensed in the income statement and depreciation based on the original cost of the asset was transferred from 'other reserve' to 'accumulated losses' or 'retained earnings'.

Depreciation of property, plant and equipment was calculated using the straight-line method to allocate cost or revalued amounts to their residual values over their estimated useful lives, as follows:

– Buildings	20 years
– Leasehold improvements	5 years or over the lease terms, whichever is shorter
– Furniture, fixtures, office equipment and leased equipment	2 - 5 years
– Motor vehicles	5 years
– Demonstration equipment	3 years

The residual values and useful lives of the assets were reviewed, and adjusted if appropriate, at each balance sheet date.

The carrying amount of an asset was written down immediately to its recoverable amount if the carrying amount of the asset was greater than its estimated recoverable amount (note 2(g)).

Gains and losses on disposals were determined by comparing proceeds with carrying amount. These were included in the income statement. When revalued assets were sold, the amounts included in other reserves were transferred to accumulated losses or retained earnings.

2 Summary of significant accounting policies (Continued)

(f) Intangible assets

(i) *Goodwill*

Goodwill represented the excess of the cost of an acquisition over the fair value of the share of the net identifiable assets of the acquired subsidiaries and associates of the Group at the date of acquisition. Goodwill on acquisition of subsidiaries was included in 'intangible assets'. Goodwill on acquisitions of associates was included in "investments in associates". Separately recognised goodwill was tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill were not reversed. Gains and losses on the disposal of an entity included the carrying amount of goodwill relating to the entity sold.

Goodwill was allocated to cash-generating units for the purpose of impairment testing. The allocation was made to those cash-generating units or groups of cash-generating units that were expected to benefit from the business combination in which the goodwill arose. The Group allocated goodwill to each business segment in each country in which it operated (Note 2(g)).

(ii) *Computer software*

Acquired computer software licenses were capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs were amortised over their estimated useful lives or licensing period, whichever is shorter.

Costs associated with developing or maintaining computer software programmes were recognised as an expense as incurred. Costs that were directly associated with the production of identifiable and unique software products controlled by the Group, and that would probably generate economic benefits exceeding costs beyond one year, were recognised as intangible assets. Direct costs included the software development employee costs and an appropriate portion of relevant overheads.

Computer software development costs recognised as assets were amortised over their estimated useful lives (not exceeding five years).

(g) Impairment of non-financial assets

Assets that had an indefinite useful life were not subject to amortisation, which were at least tested annually for impairment and were reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount might not be recoverable. Assets that were subject to amortisation were reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount might not be recoverable. An impairment loss was recognised for the amount by which the carrying amount of the asset exceeded its recoverable amount. The recoverable amount was the higher of a fair value less costs of the asset to sell and value in use. For the purposes of assessing impairment, assets were grouped at the lowest levels for which there were separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment were reviewed for possible reversal of the impairment at each reporting date.

2 Summary of significant accounting policies (Continued)

(h) Financial assets

From 1st July, 2003 to 31st December, 2004:

The Group classified its investments in securities, other than subsidiaries and associates, as non-trading securities and trading securities.

(i) *Non-trading securities*

Investments which were held for non-trading purpose were stated at fair value at the balance sheet date. Changes in the fair value of individual securities were credited or debited to the investment revaluation reserve until the security was sold, or was determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amounts of the relevant security, together with any surplus or deficit transferred from the investment revaluation reserve, was dealt with in the income statement.

Where there was objective evidence that individual investments were impaired the cumulative loss recorded in the revaluation reserve was taken to the income statement.

(ii) *Trading securities*

Trading securities were carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities were recognised in the income statement. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, were recognised in the income statement as they arose.

From 1st January, 2005 onwards:

The Group classified its financial assets in the following categories: other financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depended on the purpose for which the financial assets were acquired. Management determined the classification of its financial assets at initial recognition and re-evaluated this designation at every reporting date.

(i) *Financial assets at fair value through profit or loss*

This category had two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset was classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives were also categorised as held for trading unless they were designated as hedges. Assets in this category were classified as current assets if they were either held for trading or were expected to be realised within twelve months of the balance sheet date.

2 Summary of significant accounting policies (Continued)

(h) Financial Assets (Continued)

(ii) *Loans and receivables*

Loans and receivables were non-derivative financial assets with fixed or determinable payments that were not quoted in an active market. They were included in current assets, except for maturities greater than twelve months after the balance sheet date. These were classified as non-current assets. Loans and receivables were classified as "trade and bills receivable" and "other receivables" in the balance sheet (note 2(j)).

(iii) *Held-to-maturity investments*

Held-to-maturity investments were non-derivative financial assets with fixed or determinable payments and fixed maturities that the management of the Group had the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held to maturity financial assets were included in non-current assets, except for those with maturities less than twelve months from the balance sheet date, which were classified as current assets. During the Year, the Group did not hold any investments in this category.

(iv) *Available-for-sale financial assets*

Available-for-sale financial assets were non-derivatives that were either designated in this category or not classified in any of the other categories. They were included in non-current assets unless management intended to dispose of the investment within twelve months of the balance sheet date.

Regular purchases and sales of investments were recognised on trade-date - the date on which the Group committed to purchase or sell the asset. Investments were initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss were initially recognised at fair value and transaction costs were expensed in the income statement. Investments were derecognised when the rights to receive cash flows from the investments had expired or had been transferred and the Group had transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss were subsequently carried at fair value. Loans and receivables and held-to-maturity investments were carried at amortised cost using the effective interest method.

Gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category including interest and dividend income, were presented in the income statement within 'other gains - net', in the period in which they arose.

2 Summary of significant accounting policies (Continued)

(h) Financial Assets (Continued)

(iv) *Available-for-sale financial assets (Continued)*

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale were analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences were recognised in profit or loss, and other changes in carrying amount were recognised in equity. Changes in the fair value of monetary securities classified as available-for-sale and non-monetary securities classified as available-for-sale were recognised in equity.

When securities classified as available-for-sale were sold or impaired, the accumulated fair value adjustments recognised in equity were included in the income statement as 'gains and losses from investment securities'. Interest on available-for-sale securities calculated using the effective interest method was recognised in the income statement. Dividends on available-for-sale equity instruments were recognised in the income statement when the right of the Group to receive payments was established.

The fair values of quoted investments were based on current bid prices. If the market for a financial asset was not active (and for unlisted securities), the Group established fair value by using valuation techniques. These included the use of recent arm's length transactions, reference to other instruments that were substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little s possible on entity-specific inputs.

The Group assessed at each balance sheet date whether there was objective evidence that a financial asset or a group of financial assets was impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost was considered an indicator that the securities were impaired. If any such evidence existed for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement - was removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments were not reversed through the income statement. Impairment testing of trade receivables was described in note 2(j).

(i) Inventories

Inventories were stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprised invoiced cost of inventories. Net realisable value was the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2 Summary of significant accounting policies (Continued)

(j) Trade and other receivables

Trade and other receivables were recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables was established when there was objective evidence that the Group would not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor would enter bankruptcy or financial reorganisation, and default or delinquency in payments were considered indicators that the trade receivable was impaired. The amount of the provision was the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision was recognised in the income statement within administrative expenses.

(k) Cash and cash equivalents

Cash and cash equivalents included cash in hand, deposits held at call with banks and bank overdrafts. Bank overdrafts were shown within borrowings in current liabilities on the balance sheet.

(l) Share capital

Shares were classified as equity.

Incremental costs directly attributable to the issue of new Shares or options were shown in equity as a deduction, net of tax, from the proceeds.

(m) Borrowings

Borrowings were recognised initially at fair value, net of transaction costs incurred. Transaction costs were incremental costs that were directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings were subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value was recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings were classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

(n) Deferred income tax

Deferred income tax was provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax was not accounted for if it arose from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affected neither accounting nor taxable profit or loss. Deferred income tax was determined using tax rates (and laws) that were enacted or substantially enacted by the balance sheet date and were expected to apply when the related deferred income tax asset was realised or the deferred income tax liability was settled.

Deferred income tax assets were recognised to the extent that it was probable that future taxable profit would be available against which the temporary differences could be utilised.

Deferred income tax was provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference was controlled by the Group and it was probable that the temporary difference would not reverse in the foreseeable future.

(o) Employee benefits

(i) *Pension obligations*

Group companies operated various pension schemes. The schemes were generally funded through payments to insurance companies or trustee-administered funds. The Group had defined contribution plans. A defined contribution plan was a pension plan under which the Group paid fixed contributions into a separate entity. The Group had no legal or constructive obligations to pay further contributions if the fund did not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

For defined contribution plans, the Group paid contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group had no further payment obligations once the contributions were paid. The contributions were recognised as employee benefit expense when they were due and were reduced by contributions forfeited by those employees who left the scheme prior to vesting fully in the contributions. Prepaid contribution were recognised as an asset to the extent that a cash refund or a reduction in the future payements was available.

2 Summary of significant accounting policies (Continued)

(o) Employee benefits (Continued)

(ii) *Shared-based compensation*

The Group operated an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options was recognised as an expense. The total amount to be expensed over the vesting period was determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions were included in assumptions about the number of options that were expected to become exercisable. At each balance sheet date, the entity revised its estimates of the number of options that were expected to become exercisable. It recognised the impact of the revision of original estimates, if any, in the income statement with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs were credited to share capital (nominal value) and share premium when the options were exercised.

(iii) *Termination benefits*

Termination benefits were payable when employment was terminated by the Group before the normal retirement date, or whenever an employee accepted voluntary redundancy in exchange for these benefits. The Group recognised termination benefits when it was demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than twelve months after balance sheet date were discounted to present value.

(iv) *Profit-sharing and bonus plan*

The Group recognised a liability and an expense for bonuses and profit-sharing, based on a formula that took into consideration the profit attributable to the Members after certain adjustments. The Group recognised a provision where contractually obliged or where there was a past practice that had created a constructive obligation.

(p) Provisions

Provisions for environmental restoration, restructuring costs and legal claims were recognised when: the Group had a present legal or constructive obligation as a result of past events, it was more likely than not that an outflow of resources would be required to settle the obligation and the amount was reliably estimated. Provisions were not recognised for future operating losses.

Where there were a number of similar obligations, the likelihood that an outflow would be required in settlement was determined by considering the class of obligations as a whole. A provision was recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations might be small.

Provisions were measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflected current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time was recognised as interest expense.

(q) Revenue recognition

Revenue comprised the fair value of consideration received or receivable for the sale of goods and services in the ordinary course of the activities of the Group. Revenue was shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group. Revenue was recognised as follows:

(i) *Design, sale and implementation of data networking systems and provision of related engineering services*

Revenue from design, sale and implementation of data networking systems and provision of related engineering services was recognised upon the satisfactory completion of installation, which generally coincided with the time when the systems were delivered to customers.

(ii) *Sale of goods – wholesale*

Revenue from sale of goods was recognised when the Group delivered products to the customer, the customer accepted the products and collectibility of the related receivable was reasonably assured.

(iii) *Sale of goods – retail*

Revenue from sale of goods was recognised when the Group sold a product to the customer. Retail sales were usually in cash. The recorded revenue was the gross amount of sale.

2 Summary of significant accounting policies (Continued)

(q) Revenue recognition (Continued)

(iv) *Digital image processing management solutions*

Revenue from provision of digital image processing management solutions was recognised upon the transfer of risks and rewards of ownership, which generally coincided with the time when the goods were delivered to the customers and the title had passed.

(v) *Provision of services*

Revenue from provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS, commission income and management fee income were recognised when the services were rendered.

(vi) *Interest income*

Interest income was recognised on a time-proportion basis using the effective interest method. When a receivable was impaired, the Group reduced the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continued unwinding the discount as interest income. Interest income on impaired loans was recognised using the original effective interest rate.

(vii) *Dividend income*

Dividend income was recognised when the right to receive payment was established.

(viii) *Operating lease rental income*

Operating lease rental income was recognised on a straight-line basis over the period of the lease.

(r) Operating lease

Leases in which a significant portion of the risks and rewards of ownership were retained by the lessor were classified as operating leases. Payments made under operating leases net of any incentives received from the lessor were charged in the income statement on a straight-line basis over the period of the lease.

Equipment leased out under operating leases were included in property, plant and equipment in the balance sheet. They were depreciated over their expected useful lives on a basis consistent with similar owned equipment. Rental income (net of any incentives given to leases) was recognised on a straight-line basis over the period of the lease.

2 Summary of significant accounting policies (Continued)

(s) Dividend distribution

Dividend distribution to the Members was recognised as a liability in the financial statements of the Group in the period in which the dividends were approved by the Members.

(t) Research and development

Research expenditure was expensed as incurred. Costs incurred on development projects (relating to design and testing of new or improved products) were recognised as intangible assets when it was probable that the project would be a success considering its commercial and technological feasibility, and costs could be measured reliably. Other development expenditures were expensed as incurred. Development costs previously recognised as an expense were not recognised as an asset in a subsequent period. Development costs with a finite useful life that had been capitalised were amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, not exceeding five years.

(u) Borrowing costs

Borrowing costs were expensed in the income statement in which they were incurred.

(v) Comparatives

Certain comparative figures had been adjusted for the impact of the relevant new HKFRSs as set out in note 2(a).

3 Financial risk management

(a) Financial risk factors

The activities of the Group exposed it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. The overall risk management programme of the Group focused on the unpredictability of financial markets and sought to minimise potential adverse effects on the financial performance of the Group.

Risk management was carried out by Directors. The Directors identified, evaluated and hedged financial risks in close co-operation with the operating units of the Group.

(i) *Market risk*

– Foreign exchange risk
The Group operated internationally and was exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the HK dollar. Foreign exchange risk arose from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

Foreign exchange risk arose when future commercial transactions or recognised assets or liabilities were denominated in a currency that was not the functional currency of the Company. The Directors were responsible for managing the net position in each foreign currency.

The Group had certain investments in foreign operations, whose net assets were exposed to foreign currency translation risk. Currency exposure arising from the net assets of the foreign operations of the Group in Europe was managed primarily through borrowings denominated in the relevant foreign currencies.

– Price risk
The Group was exposed to equity securities price risk because investments held by the Group were classified on the consolidated balance sheet as available-for-sale financial assets or as financial assets at fair value through profit or loss. The Group was not exposed to commodity price risk.

(ii) *Credit risk*

The Group had no significant concentrations of credit risk. It had policies in place to ensure that wholesale sales of products were made to customers with an appropriate credit history. Sales to retail customers were made in cash.

(iii) *Liquidity risk*

Prudent liquidity risk management implied maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, the Directors aimed to maintain flexibility in funding by keeping committed credit lines available.

3 Financial risk management (Continued)

(a) Financial risk factors (Continued)

(iv) *Cash flow and fair value interest rate risk*

As the Group had no significant interest-bearing assets, the income and operating cash flows of the Group were substantially independent of changes in market interest rates.

The interest rate risk of the Group arose from borrowings. Borrowings issued at variable rates exposed the Group to cash flow interest rate risk. Borrowings issued at fixed rates exposed the Group to fair value interest rate risk. Group policy was to maintain approximately 50% of its borrowings in fixed rate instruments.

(b) Fair value estimation

The fair value of financial instruments traded in active markets (such as available-for-sale securities) was based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group was the current bid price.

The fair value of financial instruments that were not traded in an active market was determined by using valuation techniques. The Group used a variety of methods and made assumptions that were based on market conditions existing at each balance sheet date. Other techniques, such as estimated discounted cash flows, were used to determine fair value for the remaining financial instruments.

The nominal value less impairment provision of trade receivables and payables were assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes was estimated by discounting the future contractual cash flows at the current market interest rate that was available to the Group for similar financial instruments.

4 Critical accounting estimates and judgements

Estimates and judgements were continually evaluated and were based on historical experience and other factors, including expectations of future events that were believed to be reasonable under the circumstances.

(a) Critical accounting estimates and assumptions

The Group made estimates and assumptions concerning the future. The resulting accounting estimates would, by definition, seldom equal the related actual results. The estimates and assumptions that had a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year were discussed below.

(i) *Estimated impairment of goodwill*

The Group tested annually whether goodwill had suffered any impairment in accordance with the accounting policy stated in note 2(g). The recoverable amounts of cash-generating units were determined based on value-in-use calculations. These calculations required the use of estimates (note 7).

(ii) *Income taxes*

The Group was subject to income taxes in numerous jurisdictions. Significant judgement was required in determining the worldwide provision for income taxes. There were many transactions and calculations for which the ultimate tax determination was uncertain during the ordinary course of business. The Group recognised liabilities for anticipated tax audit issues based on estimates of whether additional taxes would be due. Where the final tax outcome of these matters was different from the amounts that were initially recorded, such differences would impact the income tax and deferred tax provisions in the period in which such determination was made.

4 Critical accounting estimates and judgements (Continued)

(a) Critical accounting estimates and assumptions (Continued)

(iii) *Estimated fair value of derivative and available-for-sale financial assets*

The fair value of financial instruments traded in active markets was based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group was the closing bid price at the balance sheet date.

The fair value of financial instruments that were not traded in an active market was determined based on available recent market information such as most recent market transaction price with third parties and the latest available financial information existing at each balance sheet date.

(iv) *Impairment of financial assets*

The Group followed the guidance of HKAS 39 on determining when an investment was other-than-temporarily impaired. This determination required significant judgements. In making these judgements, the Group evaluated, among other factors, the duration and extent to which the fair value of an investment was less than its cost; and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

5 Segment information

Primary reporting format - business segments

As at 31st December, 2005, the Group was organised on a worldwide basis into three main business segments:

- Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods;
- Provision of digital image processing management solutions; and
- Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS.

Turnover consisted of sales from these three segments, which was approximately HK$595,431,000 for the Year (eighteen months ended 31st December, 2004: approximately HK$589,883,000).

Other operations of the Group mainly comprised the provision of rental services, which did not constitute a separately reportable segment. Rental income for the Year was approximately HK$2,524,000 (eighteen months ended 31st December, 2004: approximately HK$652,000).

5 Segment information (Continued)

Primary reporting format - business segments (Continued)

The segment results for the eighteen months ended 31st December, 2004 were as follows:

	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Unallocated HK$'000	Group HK$'000
Sales	532,339	17,694	39,850	—	589,883
Operating loss	(118,883)	(21,487)	(15,352)	(19,447)	(175,169)
Deemed disposal gain for separate listing of MIHL					17,953
Impairment of goodwill	(7,780)	—	(18,151)	—	(25,931)
Finance costs (note 25)					(4,346)
Share of losses of associates (note 9)					(1,511)
Loss before income tax					(189,004)
Income tax expense (note 26)					(1,898)
Loss for the eighteen months ended 31st December, 2004					(190,902)

5 Segment information (Continued)

Primary reporting format - business segments (Continued)

The segment results for the Year were as follows:

	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Unallocated HK$'000	Group HK$'000
Sales	462,225	48,050	85,156	—	595,431
Operating loss	(4,728)	(7,781)	(3,164)	(14,635)	(30,308)
Impairment of goodwill	—	(512)	—	—	(512)
Finance costs (note 25)					(7,511)
Share of profits of associates (note 9)					202
Loss before income tax					(38,129)
Income tax expense (note 26)					(2,419)
Loss for the Year					(40,548)

5 Segment information (Continued)

Primary reporting format - business segments (Continued)

Other segment terms included in the income statements were as follows:

	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Group HK$'000
Eighteen months ended 31st December, 2004				
Depreciation (note 6)	6,241	612	1,188	8,041
Amortisation (note 7)	1,310	1,563	4,466	7,339
Impairment of goodwill (note 7)	7,780	—	18,151	25,931
Impairment of trade receivables (note 12)	51,170	—	—	51,170
Impairment of software licence (note 7)	—	9,900	—	9,900
Impairment of interests in associates (note 9)	2,235	—	—	2,235
Impairment of inventories (note 13)	49,241	—	405	49,646
Year				
Depreciation (note 6)	4,674	598	1,758	7,030
Amortisation (note 7)	—	—	648	648
Impairment of goodwill (note 7)	—	512	—	512
Impairment of trade receivables (note 12)	6,980	—	360	7,340
Impairment of software licence (note 7)	—	78	—	78
Impairment of inventories (note 13)	7,354	—	—	7,354

Unallocated costs represented corporate expenses. Inter-segment transfers or transactions were carried out in the normal course of business at terms determined and agreed by both parties.

5 Segment information (Continued)

Primary reporting format - business segments (Continued)

The segment assets and liabilities as at 31st December, 2004 and capital expenditure for the eighteen months then ended were as follows:

	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Unallocated HK$'000	Group HK$'000
Assets	373,725	19,124	112,826	77,865	583,540
Associates	1,630	—	—	—	1,630
Total assets	375,355	19,124	112,826	77,865	585,170
Liabilities	172,133	4,879	70,814	152,539	400,365
Capital expenditure	11,955	13,423	39,416	—	64,794

5 Segment information (Continued)

Primary reporting format - business segments (Continued)

The segment assets and liabilities as at 31st December, 2005 and capital expenditure for the Year were as follows:

	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Unallocated HK$'000	Group HK$'000
Assets	341,174	28,448	92,087	60,154	521,863
Associates	1,818	14	—	—	1,832
Total assets	342,992	28,462	92,087	60,154	523,695
Liabilities	274,471	20,678	58,856	37,926	391,931
Capital expenditure	1,074	593	3,048	—	4,715

Segment assets consisted primarily of property, plant and equipment, intangible assets, inventories, receivables and operating cash. They excluded items such as available-for-sale financial assets, loans and receivables and other financial assets at fair value through profit or loss.

Segment liabilities comprised operating liabilities. They mainly excluded borrowings.

Capital expenditure comprised additions to property, plant and equipment (note 6) and intangible assets (note 7), including additions resulting from acquisitions through business combinations (notes 6, 7 and 35).

5 Segment information (Continued)

Secondary reporting format - geographical segments

The three business segments of the Group operated in three main geographical areas even though they were managed on a worldwide basis.

The operations of the Group were mainly in places within Mainland China, Hong Kong and Macao and Europe.

There were no sales between the geographical segments.

Sales

	Year HK$'000	Eighteen months ended 31st December, 2004 HK$'000
Mainland China	**217,859**	400,906
Hong Kong and Macao	**292,416**	149,127
Europe	**85,156**	39,850
	595,431	589,883

Sales were allocated based on the places in which customers were located.

Total assets

	2005 HK$'000	2004 HK$'000
Mainland China	**100,969**	193,929
Hong Kong and Macao	**268,653**	198,920
Europe	**92,087**	112,826
	461,709	505,675
Associates (note 9)	**1,832**	1,630
Unallocated assets	**60,154**	77,865
	523,695	585,170

Total assets were allocated based on where the assets were located.

5 Segment information (Continued)

Secondary reporting format - geographical segments (Continued)

Capital expenditures

	Year HK$'000	Eighteen months ended 31st December, 2004 HK$'000
Mainland China	**210**	1,368
Hong Kong and Macao	**1,457**	24,010
Europe	**3,048**	39,416
	4,715	64,794

Capital expenditure was allocated based on where the assets were located.

Analysis of sales by category

	Year HK$'000	Eighteen months ended 31st December, 2004 HK$'000
Revenue from design, sale and implementation of data networking systems and provision of related engineering services	**406,027**	502,441
Revenue from provision of digital image processing management solutions	**48,050**	17,694
Revenue from provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS	**85,156**	39,850
Sale of goods	**53,674**	29,246
Operating lease rental income	**2,524**	652
	595,431	589,883

6 Property, plant and equipment - Group

	Land HK$'000	Buildings HK$'000	Leasehold improvements HK$'000	Furniture, fixtures, office equipment and leased equipment HK$'000	Motor vehicles HK$'000	Demonstration equipment HK$'000	Total HK$'000
As at 1st July, 2003							
Cost	—	—	3,899	10,453	2,333	1,401	18,086
Accumulated depreciation	—	—	(2,642)	(6,206)	(1,189)	(1,383)	(11,420)
Net book amount	—	—	1,257	4,247	1,144	18	6,666
Eighteen months ended 31st December, 2004							
Opening net book amount	—	—	1,257	4,247	1,144	18	6,666
Exchange differences	—	—	—	257	15	—	272
Acquisition of subsidiaries (note 35)	2,020	280	51	2,820	189	281	5,641
Additions	—	—	2,013	9,141	143	210	11,507
Disposals (note 31)	—	—	—	(390)	—	—	(390)
Depreciation (note 22)	—	(38)	(1,134)	(5,886)	(674)	(309)	(8,041)
Closing net book amount	2,020	242	2,187	10,189	817	200	15,655
As at 31st December, 2004							
Cost	2,020	280	5,040	57,309	2,895	491	68,035
Accumulated depreciation	—	(38)	(2,853)	(47,120)	(2,078)	(291)	(52,380)
Net book amount	2,020	242	2,187	10,189	817	200	15,655
Year							
Opening net book amount	2,020	242	2,187	10,189	817	200	15,655
Exchange differences	—	—	—	(298)	(26)	—	(324)
Additions	—	—	773	2,684	829	—	4,286
Depreciation (note 22)	—	19	(1,011)	(5,538)	(374)	(126)	(7,030)
Closing net book amount	2,020	261	1,949	7,037	1,246	74	12,587
As at 31st December, 2005							
Cost	2,020	280	5,569	51,751	3,435	491	63,546
Accumulated depreciation	—	(19)	(3,620)	(44,714)	(2,189)	(417)	(50,959)
Net book amount	2,020	261	1,949	7,037	1,246	74	12,587

6 Property, plant and equipment - Group (Continued)

The buildings of the Group were last revalued as at 1st September, 2004, which was the date of acquisition. Valuation was made on the basis of open market value carried out by Sallmanns (Far East) Limited, an independent firm of chartered surveyors.

Depreciation expense was expensed in administrative expenses in the income statement.

Lease rentals amounting to approximately HK$2,524,000 (eighteen months ended 31st December, 2004: HK$652,000) relating to the lease of leased equipment were included in the income statement.

As at 31st December, 2005, the gross carrying amount of leased equipment and the accumulated depreciation were approximately HK$5,459,000 and HK$3,032,000 respectively. The depreciation expense for the Year was approximately HK$1,819,000.

If buildings were stated on the historical cost basis, the amounts would be as follows:

	2005 HK$'000	2004 HK$'000
Cost	**280**	280
Accumulated depreciation	**(19)**	(38)
Net book amount	**261**	242

7 Intangible assets – Group

	Goodwill HK$'000	Software Licence (note (a)) HK$'000	Total HK$'000
As at 1st July, 2003			
Cost	2,287	—	2,287
Accumulated amortisation and impairment	(985)	—	(985)
Net book amount	1,302	—	1,302
Eighteen months ended 31st December, 2004			
Opening net book amount	1,302	—	1,302
Exchange differences	7,047	153	7,200
Additions	—	11,567	11,567
Acquisition of subsidiaries (note 35)	89,507	1,492	90,999
Amortisation (note (b)) (note 22)	(5,506)	(1,833)	(7,339)
Impairment charge (note (c)) (note 22)	(25,931)	(9,900)	(35,831)
Closing net book amount	66,419	1,479	67,898
As at 31st December, 2004			
Cost	99,507	20,877	120,384
Accumulated amortisation and impairment	(33,088)	(19,398)	(52,486)
Net book amount	66,419	1,479	67,898
Year			
Opening net book amount	66,419	1,479	67,898
Exchange differences	(8,741)	(182)	(8,923)
Additions	—	428	428
Amortisation (note (b)) (note 22)	—	(648)	(648)
Impairment charge (note (c)) (note 22)	(512)	(78)	(590)
Closing net book amount	57,166	999	58,165
As at 31st December, 2005			
Cost	87,705	20,015	107,720
Accumulated amortisation and impairment	(30,539)	(19,016)	(49,555)
Net book amount	57,166	999	58,165

7 **Intangible assets – Group (Continued)**

Notes:

(a) Software licence included newly internally generated capitalised software development costs which was not in use in the current year. As at 31st December, 2005, the gross carrying amount was approximately HK$428,000 and there was no accumulated amortisation. No amortisation expense was charged in the income statement for the Year.

(b) Amortisation was included in the administrative expenses in the income statement.

(c) The carrying amount of the segment was reduced to its recoverable amount through recognition of an impairment loss against goodwill. This loss was disclosed separately in the income statement.

Impairment tests for goodwill

Goodwill was allocated to the cash-generating units (CGUs) of the Group identified according to region of operation and business segment.

A segment-level summary of the goodwill allocation was presented below.

	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods	Provision of digital image processing management solutions	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS	Group
	HK$'000	HK$'000	HK$'000	HK$'000
Mainland China	1,115	—	—	1,115
Europe	—	—	56,051	56,051
	1,115	—	56,051	57,166

The recoverable amount of a CGU was determined based on value-in-use calculations. These calculations used cash flow projections based on financial budgets approved by management covering a three-year period. Cash flows beyond the three-year period were extrapolated using the estimated growth rates stated below. The growth rate did not exceed the long-term average growth rate for the business in which the CGU operated.

7 Intangible assets – Group (Continued)

Impairment tests for goodwill (Continued)

Key assumptions used for value-in-use calculations

	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000
Discount rate	14.60%	15.4%	14.50%

The discount rates were used for the analysis of each CGU within the business segment.

Management determined budgeted gross margin based on past performance and its expectations for the market development. The weighted average growth rates used were consistent with the forecasts included in industry reports. The discount rates used were pre-tax and reflect specific risks relating to the relevant segments.

The impairment expense arose in the CGUs in Hong Kong, Macao and Europe. This was a result of an acquisition of subsidiaries in the prior years which continued to make significant losses.

8 Investments in subsidiaries and amounts due from/to subsidiaries

(a) Investments in subsidiaries

	Company	
	2005 **HK$'000**	2004 HK$'000
Investments, at cost:		
– Shares listed in Hong Kong	**5,350**	5,350
– Unlisted shares	**68,568**	68,568
	73,918	73,918
Market value of listed shares	**19,597**	27,436

The following was a list of the principal subsidiaries as at 31st December, 2005:

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Approximate effective interest held
泰思通軟件（上海）有限公司 ("TSTSH") (note (i))	PRC, limited liability company	Research and development of software and related software consultancy services in Mainland China	US$510,000	83%
珠海萬佳達軟件開發有限公司 ("ZMSD") (note (i))	PRC, limited liability company	Provision of computer software products, computer network system engineering, research and development and sale and provision of related services and maintenance in Mainland China	HK$1,000,000	61%

8 Investments in subsidiaries and amounts due from/to subsidiaries (Continued)

The following was a list of the principal subsidiaries as at 31st December, 2005: (Continued)

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Approximate effective interest held
廣州市萬珈訊科技有限公司 (note (i))	PRC, limited liability company	Provision of computer software products, computer network system engineering, research and development and sale and provision of related services and maintenance in Mainland China	HK$1,600,000	61%
廣州市愛達利發展有限公司 ("GVDL") (note (i))	PRC, limited liability company	Design, sale and implementation of data networking systems and provision of related engineering services in Mainland China	RMB3,000,000	54%
廣州市圖文資訊有限公司 ("GZIC") (note (i))	PRC, limited liability company	Provision of internet related data services in Mainland China	RMB1,000,000	44% (note (ii))
廣州愛達利科技有限公司 ("VTGL") (note (i))	PRC, limited liability company	Design, sale and implementation of data networking systems and provision of related engineering services in Mainland China	HK$3,000,000	100%
Communications Appliances Ou Chung Limited	Macao, limited liability company	Sale of mobile phones in Macao	MOP3,002,000	100%
Guangzhou Thinker Vodatel Development Company Limited (note (i))	PRC, limited liability company	Research and development of wireless data communications and internet related products in Mainland China	US$3,000,000	60%

8 Investments in subsidiaries and amounts due from/to subsidiaries (Continued)

The following was a list of the principal subsidiaries as at 31st December, 2005: (Continued)

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Approximate effective interest held
Multi Asia (HK) Limited	Hong Kong, limited liability company	Dormant	1 ordinary share of HK$1 each	100%
Mega Datatech Limited (note (i))	Macao, limited liability company	Provision of computer software, hardware and system integration in Macao	MOP100,000	100%
MagaInfo China Holdings Limited (note (i))	BVI, limited liability company	Investment holding in Mainland China	1,000 ordinary shares of US$1 each	61%
MegaInfo Holdings Limited (note (i))	Bermuda, limited liability company	Investment holding in Hong Kong	535,000,000 ordinary shares of HK$0.01 each	61%
MegaInfo Limited (note (i))	BVI, limited liability company	Investment holding and provision of digital image processing management solutions in Macao	2,000 ordinary shares of US$1 each	61%
MegaInfo Software Limited (note (i))	BVI, limited liability company	Owner of intellectual property rights in Macao	1,000 ordinary shares of US$1 each	61%
MegaInfo Solutions Holdings Limited (note (i))	BVI, limited liability company	Owner of intellectual property rights in Mainland China	1,000 ordinary shares of US$1 each	61%
MegaInfo Technology Limited (note (i))	Hong Kong, limited liability company	Investment holding in Macao	1,000 ordinary shares of HK$1 each	61%
MegaInfo (Hong Kong) Limited (note (i))	Hong Kong, limited liability company	Investment holding in Mainland China and Macao	1,000 ordinary shares of HK$0.10 each	61%

8 Investments in subsidiaries and amounts due from/to subsidiaries (Continued)

The following was a list of the principal subsidiaries as at 31st December, 2005: (Continued)

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Approximate effective interest held
PE Research and Development Limited (note (i))	Macao, limited liability company	Investment holding in Mainland China	MOP25,000	61%
Power Express (Macau) Limited (note (i))	Macao, limited liability company	Sale of communications equipment in Macao	MOP25,000	100%
Servicios Telefónicos de Audiotex, Socieded Anónima (note (i))	Spain, limited liability company	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS in Spain	150,000 ordinary registered shares of €6.01021 each	60%
SuperCom GmbH (note (i))	Germany, limited liability company	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS in Germany	DM25,000	60%
Teleconcept Multimedia B.V. (note (i))	The Netherlands, limited liability company	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS in the Netherlands	1,800 ordinary shares of €10 each	60%
Teleconcept - Multimedia N.V. (note (i))	The Netherlands, limited liability company	Investment holding in Finland, Germany, Hong Kong, the Netherlands and Spain	11,250,000 ordinary shares of €0.01 each	60%
Teleconcept - Multimedia China Limited	Hong Kong, limited liability company	Dormant	1 ordinary share of HK$1 each	60%

8 Investments in subsidiaries and amounts due from/to subsidiaries (Continued)

The following was a list of the principal subsidiaries as at 31st December, 2005: (Continued)

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Approximate effective interest held
Tel-More Productions Oy (note (i))	Finland, limited liability company	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS in Finland	100 ordinary shares of €500 each	60%
Tidestone Science and Technology (Hong Kong) Company Limited	Hong Kong, limited liability company	Investment holding in Mainland China and software consultancy services in Hong Kong	1,000 ordinary shares of HK$1 each	83%
Vodatel Holdings Limited	BVI, limited liability company	Investment holding and design, sale and implementation of data networking systems and provision of related engineering services in Macao	10,000 ordinary shares of US$1 each	100%[1]
Vodatel Integrated Solutions (Vietnam) Limited	Vietnam, limited liability company	Design sale and implementation of data networking systems and provision of related engineering services in Vietnam	USD20,000	75%
Vodatel Networks (H.K.) Limited	Hong Kong, limited liability company	Sale of data networking systems and provision of related engineering services in Hong Kong	2 ordinary shares of HK$1 each	100%
Vodatel Systems Inc.	BVI, limited liability company	Design, sale and implementation of data networking systems and provision of related engineering services in Macao	1,000 ordinary shares of US$1 each	100%

8 Investments in subsidiaries and amounts due from/to subsidiaries (Continued)

The following was a list of the principal subsidiaries as at 31st December, 2005: (Continued)

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Approximate effective interest held
Vodatel Systems Inc. - Macao Commercial Offshore (Note (i))	Macao, limited liability company	Dormant	MOP100,000	100%
Vodatel Systems (HK) Limited	BVI, limited liability company	Provision of warehouse services in Hong Kong	1,000 ordinary shares of US$1 each	100%

[1] Shares held directly by the Company

Notes:

(i) Subsidiaries not audited by PricewaterhouseCoopers. The aggregate net assets of subsidiaries not audited by PricewaterhouseCoopers amounted to approximately 24.26% of the net assets of the Group.

(ii) GVDL held 81.82% interest directly in GZIC.

(b) The amounts due from/to subsidiaries were unsecured, interest-free and had no fixed terms of repayment.

9 Interests in associates - Group

	Year HK$'000	Eighteen months ended 31st December, 2004 HK$'000
Beginning of the Year/period	**1,630**	5,257
Share of the results of the associates		
- profits/(losses) before taxation	**221**	(1,507)
- taxation	**(19)**	(4)
	202	(1,511)
Impairment of interests in associates	**—**	(2,235)
	1,832	1,511
New associates	**—**	119
End of the Year/period	**1,832**	1,630

9 Interests in associates - Group (Continued)

(a) The interests of the Group in its principal associates, all of which were unlisted, were as follows:

Name	Particulars of issued shares held	Place of incorporation	Assets	Liabilities	Revenues	Profits/(losses)	% Interest held
Eighteen months ended 31st December, 2004							
Guangzhou LG Tops Communication Technologies Co., Ltd. (note (i))	US$6,000,000	PRC	17,654	(4,418)	11,111	(12,803)	12
Source Tech Limited	MOP100,000	Macao	472	(181)	1,442	55	45
			18,126	(4,599)	12,553	(12,748)	
Year							
GLGTCT (note (i))	US$6,000,000	PRC	6,740	(454)	—	(10,132)	12
STL	MOP100,000	Macao	1,533	(791)	4,170	450	45
			8,273	(1,245)	4,170	(9,682)	

The Group did not recognise losses amounting to approximately HK$1,216,000 (eighteen months ended 31st December, 2004: HK$Nil) for GLGTCT. The accumulated losses not recognised were approximately HK$1,216,000 (eighteen months ended 31st December, 2004: HK$Nil).

Note:

(i) GTVD held 20% interest directly in GLGTCT.

10 Available-for-sale financial assets and loaned assets - Group

	2005 HK$'000
Beginning of the Year (note 11)	62,688
Additions	8,300
Disposals	(2,490)
Revaluation deficit transfer to equity (note 17(a))	(10,238)
End of the Year	58,260
Less: non-current portion	(58,260)
Current portion	—

There were disposals of listed securities of approximately HK$2,490,000 and no impairment provisions on available-for-sale financial assets during the Year.

Available-for-sale financial assets and loaned assets included the following:

	2005 HK$'000
Equity securities:	
- Listed – Hong Kong (note)	12,767
- Unlisted	6,896
Available-for-sale financial assets	19,663
Unlisted debt securities traded on inactive markets and of private issuers:	
- Loaned assets (note 19)	38,597
	58,260
Market value of listed securities	12,767

Note:

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued share capital	Approximate effective interest held
Mobile Telecom Network (Holdings) Limited	The Cayman Islands, limited liability company	Development, provision and sale of mobile internet communication telecommunications and related services in Hong Kong and other Asian countries	472,811,363 ordinary shares of US$0.01 each	20%

10 Available-for-sale financial assets and loaned assets - Group (Continued)

The Group had 20% interest in MTNHL listed on GEM. The Group had no representation on the board of directors of MTNHL, did not participate in policy-making process, had no material transaction with MTNHL , had no interchange of managerial personnel and did not provide essential technical information to MTNHL or vice versa. The significant influence from the Group to MTNHL was absent, thus MTNHL was not an associate of the Group.

11 Non-trading securities – Group

	2004 HK$'000
Equity securities:	
Listed in Hong Kong	19,172
Market value of listed equity securities	19,172
Unlisted equity securities	48,526
Less: impairment charge	(3,002)
	64,696
Convertible notes, unlisted (note)	7,754
	72,450

As at 1st January, 2005, the balance of non-trading securities of approximately HK$72,450,000 was classified as available-for-sale financial assets of approximately HK$62,688,000 (note 10), loans and receivable of approximately HK$3,000,000, other financial assets at fair value through profit or loss of approximately HK$7,889,000 and opening reserves adjustment of approximately HK$1,127,000.

Note: The convertible notes bear interest at 1% per annum on the principal amount of the notes outstanding from time to time payable half yearly in arrears on 31st March and 30th September in each year. The Company shall have the right to convert the whole (or part) of the principal amount of the notes into fully-paid ordinary shares of the notes issuer at initial conversion prices specified in the subscription agreement dated 28th March, 2002 and 3rd August, 2002 respectively.

12 Trade and other receivables - Group

	2005 HK$'000	2004 HK$'000
Trade and bills receivables	**329,195**	265,239
Less: provision for impairment of receivables	**(87,284)**	(86,703)
Trade and bills receivables - net	**241,911**	178,536
Other receivables, deposits and prepayments	**27,817**	32,499
	269,728	211,035

The fair value of trade and other receivables were as follows:

	2005 HK$'000	2004 HK$'000
Trade and bills receivables	**241,911**	178,536
Other receivables, deposits and prepayments	**27,817**	32,499
	269,728	211,035

The carrying amounts of the trade and bills receivables approximated their fair value.

The credit terms granted to customers varied and were generally the result of negotiations between the individual customers and the Group. As at 31st December, 2005, the ageing analysis of the trade and bills receivables were as follows:

	2005 HK$'000	2004 HK$'000
Within three months	**175,538**	143,579
>Three months but ≤ six months	**46,327**	20,544
>Six months but ≤ twelve months	**15,703**	23,718
Over twelve months	**91,627**	77,398
	329,195	265,239

There was no concentration of credit risk with respect to trade and bills receivables, as the Group had a large number of customers, internationally dispersed.

The Group recognised a loss of approximately HK$7,340,000 (eighteen months ended 31st December, 2004: approximately HK$51,170,000) for the impairment of its trade and bills receivables during the Year. The loss was included in administrative expenses in the income statement.

13 Inventories - Group

	2005 HK$'000	2004 HK$'000
Networking and image processing equipment	**17,980**	45,134
Mobile phones	**639**	2,458
	18,619	47,592

The cost of inventories recognised as expense and included in cost of sales amounted to approximately HK$443,912,000 (eighteen months ended 31st December, 2004: approximately HK$439,452,000).

As at 31st December, 2005, the carrying amount of inventories that were carried at net realisable value amounted to approximately HK$13,472,000 (2004: approximately HK$11,889,000).

The Group recognised a loss of approximately HK$7,354,000 (eighteen months ended 31st December, 2004: approximately HK$49,646,000) for the impairment of its inventories during the Year. The loss was included in cost of sales in the income statement.

14 Other financial assets at fair value through profit or loss - Group

	2005 HK$'000
Listed securities:	
- Equity securities - Hong Kong	**592**
Market value of listed securities	**592**

The carrying amounts of the above financial assets were classified as follows:

	2005 HK$'000
Designated as fair value through profit or loss on initial recognition	**592**

Other financial assets at fair value through profit or loss were presented within the section on operating activities as part of changes in working capital in the cash flow statement (note 31).

Changes in fair value of other financial assets at fair value through profit or loss were recorded in other gains – net in the income statement (note 21).

15 Cash and cash equivalents

	Group		Company	
	2005 **HK$'000**	2004 HK$'000	**2005** **HK$'000**	2004 HK$'000
Cash at bank and in hand	**73,475**	75,183	**236**	2,402
Short-term bank deposits	**29,579**	93,647	**—**	—
	103,054	168,830	**236**	2,402

The effective interest rate on short-term bank deposits was 4% (2004: 1%); these deposits had an average maturity of 14 days.

Cash and bank overdrafts included the following for the purposes of the cash flow statement:

	Group		Company	
	2005 **HK$'000**	2004 HK$'000	**2005** **HK$'000**	2004 HK$'000
Cash and cash equivalents	**103,054**	168,830	**236**	2,402
Bank overdrafts (note 19)	**(402)**	(237)	**—**	—
	102,652	168,593	**236**	2,402

16 Share capital

	Number of Shares	**Ordinary shares** HK$'000	**Share premium** HK$'000	**Total** HK$'000
As at 1st July, 2003, 31st December, 2004 and 31st December, 2005	613,819,000	61,382	97,676	159,058

The total authorised number of ordinary shares was 2,000,000,000 (2004: 2,000,000,000) with a par value of HK$0.10 per Share (2004: HK$0.10 per Share). All issued Shares were fully paid.

16 Share capital (Continued)

Share options

Share options were granted to all executive Directors. The exercise price of the granted options was higher than the market price of the shares on the date of the grant. The options were exercisable starting on the date on which the option was granted and accepted by the grantee, or would expire on 4th November, 2012, whichever is earlier. The options had a contractual option term of three years. The Group had no legal or constructive obligation to repurchase or settle the options in cash.

Pursuant to a special general meeting of the Company held on 5th November, 2002, the share option scheme adopted by the Company on 10th February, 2000 was terminated and another share option scheme was approved and adopted. Under a share option scheme approved by the Members, the Directors might, at their discretion, invite full-time employees including executive Directors to take up options to subscribe for the Shares representing up to a maximum of 10% of the Shares in issue from time to time (excluding Shares issued on exercise of options under the share option scheme). A nominal consideration at HK$1 was paid by the employees for each lot of share options granted. Share options could be exercised immediately after the date of grant and before the expiry date.

Movements in the number of share options outstanding and their related weighted average exercise price of HK$0.42 per Share were as follows:

	Options	
	2005	2004
Beginning of the Year/period	**14,466,000**	17,138,000
Lapsed[1]	**(1,570,000)**	(2,672,000)
End of the Year/period	**12,896,000**	14,466,000

1 Options lapsed by reason of the grantees ceasing to be full-time employees of the Group.

Share options outstanding at 31st December, 2005 had an expiry date on 29th June, 2006 at an exercise price of HK$0.42 per Share.

17 Other reserves

(a) Group

	Capital redemption reserve HK$'000	Non-trading securities/ available-for-sale investments reserve HK$'000	Merger reserve HK$'000 (Note (i))	Translation reserve HK$'000	Statutory reserve HK$'000 (Note (ii))	Total HK$'000
Balance as at 1st July, 2003	702	(4,158)	35,549	108	49	32,250
Revaluation	—	5,516	—	—	—	5,516
Reserves transferred to income statement upon disposal of non-trading securities	—	3,957	—	—	—	3,957
Currency translation differences	—	—	—	2,926	—	2,926
Balance as at 31st December, 2004	702	5,315	35,549	3,034	49	44,649
Balance as at 1st January, 2005, as per above	702	5,315	35,549	3,034	49	44,649
Opening adjustment for the adoption of HKAS 39 (note 2(a))	—	(2,007)	—	—	—	(2,007)
Balance as at 1st January, 2005, as restated	702	3,308	35,549	3,034	49	42,642
Revaluation	—	(10,238)	—	—	—	(10,238)
Reserves transferred to income statement upon disposal of available-for-sale financial assets	—	(596)	—	—	—	(596)
Currency translation differences	—	—	—	(2,786)	—	(2,786)
Balance as at 31st December, 2005	702	(7,526)	35,549	248	49	29,022

17 Other reserves (Continued)

Note:

(i) The merger reserve of the Group included the difference between the nominal value of the share capital of a subsidiary acquired and the nominal value of the Shares in exchange thereof and also an existing balance on the share premium account of a subsidiary.

(ii) The Macao Commercial Code required a company incorporated in Macao to set aside a minimum of 25% of the profit after taxation to the statutory reserve each financial year until the balance of the reserve reached a level equivalent to 50% of the capital of the company. Statutory reserve represented the amount set aside from the income statement and was not distributable to Members.

(b) Company

	Contributed surplus HK$'000 (Note (i))	Capital redemption reserve HK$'000	Total HK$'000
As at 1st July, 2003, 31st December, 2004 and 31st December, 2005	73,718	702	74,420

Note:

(i) The contributed surplus represented the difference between the consolidated shareholders' funds of the subsidiaries and the nominal value of the Shares issued for the acquisition at the time of the group reorganisation. Under the Companies Act 1981 of Bermuda (as amended), contributed surplus was distributable to Members, subject to the condition that the Company could not declare or pay a dividend, or make a distribution out of contributed surplus if (1) it was, or would after the payment be, unable to pay its liabilities as they become due, or (2) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

(ii) Distributable reserves of the Company as at 31st December, 2005 amounted to approximately HK$51,072,000 (2004: HK$62,790,000).

18 Trade and other payables - Group

	2005 **HK$'000**	2004 HK$'000
Trade and bills payables (note)	**183,884**	115,397
Other payables and accruals	**79,146**	84,426
	263,030	199,823

As at 31st December, 2005, the ageing analysis of the trade and bills payables (including amounts due to related parties of trading in nature) were as follows:

	2005 **HK$'000**	2004 HK$'000
Within three months	**139,595**	76,012
>Three months but ≤ six months	**34,411**	13,645
>Six months but ≤ twelve months	**4,238**	6,961
Over twelve months	**5,640**	18,779
	183,884	115,397

Note:

Included in trade and bills payables was approximately HK$493,000 (2004: HK$358,000), which was due to a related company owned by José Manuel dos Santos, a Director, and approximately HK$375,000 (2004: HK$ Nil) which was due to José Manuel dos Santos. The amount was unsecured, interest-free with no fixed term of repayment.

19 Borrowings - Group

	2005 HK$'000	2004 HK$'000
Non-current		
Other loan, unsecured	—	14,854
Bank borrowings, secured (note 10)	**35,010**	—
	35,010	14,854
Current		
Other loan, unsecured	**13,783**	—
Bank overdrafts (note 15)	**402**	237
Bank borrowings, unsecured	**25,031**	131,961
	39,216	132,198
Total borrowings	**74,226**	147,052

Secured bank borrowings of approximately HK$35,010,000 (2004: HK$Nil). Bank borrowings were secured by unlisted debt securities traded on inactive markets and of private issuers of approximately HK$38,597,000 (note 10).

19 Borrowings - Group (Continued)

The maturity of borrowings was as follows:

	Bank borrowings and overdrafts		Other loan	
	2005 HK$'000	2004 HK$'000	**2005 HK$'000**	2004 HK$'000
Within one year	**25,433**	132,198	**13,783**	—
Between one and two years	**35,010**	—	**—**	14,854
	60,443	132,198	**13,783**	14,854

The effective interest rates at the balance sheet date were as follows:

	2005			2004		
	HK$	**EURO**	**US$**	HK$	EURO	US$
Bank overdrafts	**9%**	**—**	**—**	4%	—	—
Bank borrowings	**—**	**—**	**8%**	—	—	4%
Other Loan	**—**	**8%**	**—**	—	8%	—

The carrying amounts of all borrowings approximated their fair value.

The carrying amounts of the borrowings were denominated in the following currencies:

	Group	
	2005 HK$'000	2004 HK$'000
HK dollar	**402**	—
US dollar	**60,041**	132,198
Euro	**13,783**	14,854
	74,226	147,052

19 Borrowings - Group (Continued)

The Group had the following undrawn borrowing facilities:

	2005 HK$'000	2004 HK$'000
Floating rate		
– expiring beyond one year	**46,512**	99,792
Fixed rate		
– expiring beyond one year	**—**	32,200
	46,512	131,992

The facilities expiring within one year were annual facilities subject to review at various dates during 2006.

20 Deferred income tax

Deferred income tax assets were recognised for tax losses carried forward to the extent that the realisation of the related tax benefit through the future taxable profits was probable. The Group did not recognise deferred income tax assets of approximately HK$28,726,000 (2004: approximately HK$25,986,000) in respect of losses amounting to approximately HK$109,659,000 (2004: approximately HK$90,988,000) that could be carried forward against future taxable income. The tax losses would expire according to the prevailing tax laws and regulations in the jurisdictions in which the Group operated.

There was no other material unprovided deferred income tax as at 31st December, 2005.

21 Other gains - net

	Year HK$'000	Eighteen months ended 31st December, 2004 Hk$'000
Other financial assets at fair value through profit or loss:		
- unrealised fair value losses	**(1,384)**	—
Interest income	**3,571**	3,124
Dividend income	**9**	112
Gains on disposal of available-for-sale financial assets/ non-trading securities	**3,704**	311
Service fee income	**2,973**	1,478
Loan waiver income	**3,739**	—
Other gains	**706**	701
	13,318	5,726

The investment income from listed and unlisted investments for the Year were approximately HK$9,000 (eighteen months ended 31st December, 2004: HK$112,000) and approximately HK$2,187,000 (eighteen months ended 31st December, 2004: HK$3,124,000) respectively.

22 Expenses by nature

Expenses included in cost of sales, selling and marketing costs and administrative expenses were analysed as follows:

	Year HK$'000	Eighteen months ended 31st December, 2004 HK$'000
Amortisation of goodwill (note 7)	—	5,506
Amortisation of software licence (note 7)	**648**	1,833
Auditors' remuneration	**2,829**	5,378
Cost of inventories (note 13)	**443,912**	439,452
Depreciation of fixed assets (note 6)	**7,030**	8,041
Impairment of software licence (note 7)	**78**	9,900
Impairment of interests in associates (note 9)	—	2,235
Impairment of trade receivables (note 12)	**7,340**	51,170
Impairment of inventories (note 13)	**7,354**	49,646
Occupancy costs	**5,801**	6,046
Operating leases		
- motor vehicles	**548**	244
Employee benefit expense		
(including Directors' emoluments) (note 24)	**63,915**	70,606
Transportation	**1,842**	1,534

23 Deemed disposal gain from separate listing of MIHL

On 19th January, 2004, Shares of MIHL were listed and traded on GEM by the issue of new Shares of MIHL. As a result, the shareholding of the Company in MIHL was diluted to 61.05%, which resulted in a gain of approximately HK$17,953,000 arising from this deemed disposal.

24 Employee benefit expense

	Year HK$'000	Eighteen months ended 31st December, 2004 HK$'000
Wages and salaries	**60,958**	65,342
Directors' fees	**1,250**	1,483
Social security costs	**1,318**	1,705
Unutilised annual leave	**27**	(380)
Termination benefits	**—**	86
Pension costs - defined contribution plan	**552**	1,665
Long service payment	**(190)**	705
	63,915	70,606

(a) Directors' and senior management's emoluments

The remuneration of every Director for the Year was set out below:

Name of Director	Fees HK$'000	Salary HK$'000	Contribution to pension scheme from the Company HK$'000	Total HK$'000
José Manuel dos Santos	260	4,123	—	4,383
Yim Hong	190	1,652	12	1,854
Kuan Kin Man	190	751	—	941
Monica Maria Nunes	130	524	12	666
Chui Sai Cheong	240	—	—	240
Lo King Chiu Charles	120	—	—	120
Fung Kee Yue Roger	120	—	—	120

24 Employee benefit expense (Continued)

(a) Directors' and senior management's emoluments (Continued)

The remuneration of every Director for the eighteen months ended 31st December, 2004 was set out below:

Name of Director	Fees HK$'000	Discretionary bonuses HK$'000	Salary HK$'000	Contribution to pension scheme from the Company HK$'000	Total HK$'000
José Manuel dos Santos	335	400	6,072	—	6,807
Yim Hong	263	206	2,535	18	3,022
Kuan Kin Man	263	200	1,149	—	1,612
Monica Maria Nunes	200	206	687	18	1,111
Chui Sai Cheong	213	—	—	—	213
Lo King Chiu Charles	180	—	—	—	180
Fung Kee Yue Roger	30	—	—	—	30

No Director waived or agreed to waive any of their emoluments in respect of the Year and the eighteen months ended 31st December, 2004.

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the Year included two (eighteen months ended 31st December, 2004: three) Directors whose emoluments were reflected in the analysis presented above. The emoluments payable to the remaining three (eighteen months ended 31st December, 2004: two) individuals during the Year was as follows:

	Year **HK$'000**	Eighteen months ended 31st December, 2004 HK$'000
Basic salaries and allowances	**4,216**	1,855
Bonuses	**—**	871
Pension costs - defined contribution plan	**385**	18
	4,601	2,744

24 Employee benefit expense (Continued)

(b) Five highest paid individuals (Continued)

The emoluments fell within the following bands:

	Number of individuals	
	Year	Eighteen months ended 31st December, 2004
Emolument bands		
HK$1,000,000 - HK$1,500,000	**2**	2
HK$1,500,001 - HK$2,000,000	**1**	—

25 Finance costs

	Year HK$'000	Eighteen months ended 31st December, 2004 HK$'000
Interest expense:		
- bank borrowings: bank loans and overdrafts - wholly repayable within five years	**5,773**	3,073
- other loan - wholly repayable within five years	**1,738**	1,087
- convertible bonds - wholly repayable within five years	**—**	186
	7,511	4,346

26 Income tax expense

Hong Kong profits tax was provided at the rate of 17.5% (eighteen months ended 31st December, 2004: 17.5%) on the estimated assessable profit for the Year. Taxation on overseas profits was calculated on the estimated assessable profit for the Year at the rates of taxation prevailing in the regions in which the Group operated.

	Year HK$'000	Eighteen months ended 31st December, 2004 HK$'000
Current income tax		
- Hong Kong profits tax	**—**	126
- Macao complementary profits tax	**36**	26
- Mainland China profits tax	**1,897**	1,600
- Overseas taxation	**486**	29
- Under-provision in prior years	**—**	117
Income tax expense	**2,419**	1,898

The tax on the loss before tax of the Group differed from the theoretical amount that would arise using the weighted average tax rate applicable to loss of the consolidated companies as follows:

	Year HK$'000	Eighteen months ended 31st December, 2004 HK$'000
Loss before tax	**(38,129)**	(189,004)
Tax calculated at the domestic tax rates applicable to losses in the respective regions	**(5,695)**	(35,497)
Income not subject to tax	**(1,828)**	(85)
Expenses not deductible for tax purposes	**1,891**	8,553
Mainland China deemed income tax	**36**	260
Under-provision in prior years	**—**	117
Utilisation of previously unrecognised tax losses	**(1,430)**	—
Tax losses for which no deferred income tax asset was recognised	**9,445**	28,550
Income tax expense	**2,419**	1,898

The weighted average applicable tax rate was 14.94% (eighteen months ended 31st December, 2004: 18.78%).

27 Net foreign exchange losses

The exchange differences recognised in the income statement were included as follows:

	Year HK$'000	Eighteen months ended 31st December, 2004 HK$'000
Administrative expenses	**1,859**	199

28 Loss attributable to equity holders of the Company

The loss attributable to equity holders of the Company was dealt with in the financial statements of the Company to the extent of approximately HK$11,718,000 (eighteen months ended 31st December, 2004: HK$20,776,000).

29 Loss per Share

Basic

Basic loss per Share was calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of Shares in issue during the Year.

	Year	Eighteen months ended 31st December, 2004
Loss attributable to equity holders of the Company (HK$'000)	**37,488**	173,625
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic loss per Share (HK cents)	**6.11**	28.29

Diluted

No diluted loss per Share for the Year and eighteen months ended 31st December, 2004 were presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect.

30 Dividends

No dividend was paid during the Year.

The dividends paid during the eighteen months ended 31st December, 2004 included the final dividend of HK$3,069,000 (HK$0.005 per share) for the year ended 30th June, 2003, the interim dividend and the special interim dividend of HK$3,069,000 (HK$0.005 per share) and HK$377,000 (note) respectively for the eighteen months ended 31st December, 2004.

The Directors did not recommend the payment of a dividend for the Year.

Note:

On 19th December, 2003, the Board approved the payment of a special interim dividend as part of the proposal for the separate listing of MIHL by way of a distribution in specie in respect of an aggregate of 13,375,000 Shares of MIHL to Members, where every 46 Shares were entitled to 1 Share of MIHL.

31 Cash generated from operations

	Year HK$'000	Eighteen months ended 31st December, 2004 HK$'000
Loss for the Year	**(30,308)**	(175,169)
Adjustments for:		
- Amortisation of goodwill (note 7)	**—**	5,506
- Amortisation of software licence (note 7)	**648**	1,833
- Depreciation (note 6)	**7,030**	8,041
- Dividend income (note 21)	**(9)**	(112)
- Exchange differences	**4,459**	(4,196)
- Impairment of interests in an associate (note 9)	**—**	2,235
- Impairment of software licence (note 7)	**78**	9,900
- Interest income (note 21)	**(3,571)**	(3,124)
- Loss on sale of property, plant and equipment (see below)	**—**	390
- Loss on disposal of non-trading securities	**—**	2,690
- Impairment of trade receivables (note 22)	**7,340**	51,170
- Gain on disposal of a trading security	**—**	(311)
- Gain on disposal of available-for-sale financial assets (note 21)	**(3,704)**	—
- Fair value losses on other financial assets at fair value through profit or loss (note 21)	**1,384**	—
- Impairment of inventories (note 22)	**7,354**	49,646
Changes in working capital	**(9,299)**	(51,501)
- Inventories	**21,619**	46,126
- Trade and bills receivables and other receivables, deposits and prepayments	**(66,033)**	(73,297)
- Trade and bills payables	**68,487**	21,684
- Other payables and accruals	**(5,280)**	28,197
Cash generated from/(used in) operations	**9,494**	(28,791)
In the cash flow statement, proceeds from sale of property, plant and equipment comprised:		
Net book amount (note 6)	**—**	390
Loss on sale of property, plant and equipment	**—**	(390)
Proceeds from sale of property, plant and equipment	**—**	—

31 Cash generated from operations (Continued)

Major non-cash transactions

On 23rd December, 2003, MIL allotted and issued an aggregate of 360 shares of US$1 each, representing approximately 18% of the issued share capital of MIL issued, as consideration of HK$11,000,000 for purchase of a software licence.

32 Contingencies

The Group had contingent liabilities in respect of bank guarantees arising in the ordinary course of business.

It was not anticipated that any material liabilities would arise from the contingent liabilities.

The Group has given guarantees in the ordinary course of business amounting to approximately HK$213,136,000 (2004: approximately HK$300,836,000) to subsidiaries, as disclosed in note 36(j).

The Company executed guarantees amounting to approximately HK$213,136,000 (2004: HK$300,836,000) with respect to banking facilities and trade credits made available to subsidiaries. As at 31st December 2005, the borrowings outstanding against the facilities amounted to approximately HK$74,226,000 (2004: approximately HK$147,052,000).

33 Operating lease commitments - where a Group was the lessee

The Group leased various offices and a warehouse under non-cancellable operating lease agreements. The leases had varying terms, escalation clauses and renewal rights.

The Group also leased various motor vehicles under non-cancellable operating lease agreements. The lease expenditure expensed in the income statement during the Year was disclosed in note 22.

The future aggregate minimum lease payments under non-cancellable operating leases were as follows:

	2005 **HK$'000**	2004 HK$'000
Not later than one year	**4,508**	4,204
Later than one year and not later than five years	**4,131**	5,820
	8,639	10,024

34 Operating leases – where the Group was the lessor

The Group had future aggregate minimum lease receipts under non-cancellable operating leases were as follows:

	2005 **HK$'000**	2004 HK$'000
Not later than one year	**1,727**	2,319
Later than one year and not later than five years	**899**	2,626
	2,626	4,945

35 Business combinations

There were no acquisitions during the Year.

During the eighteen months ended 31st December, 2004, the Group undertook the following acquisitions:

On 22nd September, 2003, the Group acquired 100% of the share capital of PEML, a company which sold communications equipment in Macao. The acquired business contributed revenues of approximately HK$882,000 and net loss of approximately HK$953,000 to the Group for the period from 22nd September, 2003 to 31st December, 2004.

If the acquisition had occurred on 1st July, 2003, revenues of the Group would have been approximately HK$907,000, and net loss of the Group before allocations would have been approximately HK$2,083,000.

On 1st September, 2004, the Group acquired 100% of the share capital of CAOCL, a company which sold mobile phones in Macao. The acquired business contributed revenues of approximately HK$29,609,000 and net loss of approximately HK$1,751,000 to the Group for the period from 1st September, 2004 to 31st December, 2004.

If the acquisition had occurred on 1st July, 2003, revenues of the Group would have been approximately HK$137,553,000, and net loss of the Group before allocations would have been approximately HK$1,842,000.

On 9th July, 2004, the Group acquired 60% of the share capital of TCM and its subsidiaries, namely STASA, SGMBH, TMBV, TMPO, Compañia Hispanoholandesa de Audiotex, S.L. and Telefonía Inteligente Española S.L. (both incoporated in Spain with limited liability and an indirectly owned subsidiary of the Company), Mediatel Finland Oy and Voxtel Finland Oy (both incorporated in Finland with limited liability and an indirectly owned subsidiary of the Company), a group of multimedia value-added services providers in Europe. The acquired business contributed revenues of approximately HK$39,850,000 and net loss of approximately HK$19,246,000 to the Group for the period from 9th July, 2004 to 31st December, 2004.

If the acquisition had occurred on 11th June, 2004 (the date of incorporation of TCM), revenues and net loss of the Group before allocations would have been the same.

35 Business combinations (Continued)

On 22nd September, 2003, the Group acquired 61% of the share capital of PERDL and its subsidiary, ZMSD, a group providing of computer software products, computer network system engineering research and development and related services and maintenance in Mainland China. The acquired business contributed revenue of approximately HK$2,085,000 and net loss of approximately HK$1,836,000 to the Group for the period from 22nd September, 2003 to 31st December, 2004.

If the acquisition had occurred on 1st July, 2003, revenues and net loss of the Group before allocations would have been the same.

Details of net assets acquired and goodwill were as follows:

	PEML HK$'000	CAOCL HK$'000	TCM HK$'000	PERDL HK$'000	Total HK$'000
Purchase consideration:					
- Cash paid	7,227	5,631	22,996	1,000	36,854
- Direct costs relating to the acquisition	—	69	3,669	—	3,738
- Cash injected as capital	—	—	7	—	7
Total purchase consideration	7,227	5,700	26,672	1,000	40,599
Fair value of net assets/ (liabilities) acquired - shown as below	1,273	(5,479)	53,529	(415)	48,908
Goodwill (note 7)	8,500	221	80,201	585	89,507

The goodwill of PEML, CAOCL, TCM and PERDL was attributable to the significant synergies expected to arise after the acquisition of the subsidiaries by the Group.

35 Business combinations (Continued)

The assets and liabilities arising from the acquisitions were as follows:

	Fair value and carrying amount of the acquirees				
	PEML HK$'000	CAOCL HK$'000	TCM HK$'000	PERDL HK$'000	Total HK$'000
Cash and cash equivalents	121	978	4,265	284	5,648
Property, plant and equipment (note 6)	300	2,406	2,856	79	5,641
Intangible assets (note 7)	—	—	1,492	—	1,492
Inventories	110	3,681	—	—	3,791
Receivables	234	1,540	31,531	59	33,364
Payables	(2,038)	(3,126)	(71,433)	(7)	(76,604)
Borrowings	—	—	(13,321)	—	(13,321)
Net assets/(liabilities)	(1,273)	5,479	(44,610)	415	(39,989)
Minority interests (40%)	—	—	(8,919)	—	(8,919)
Net assets/(liabilities) acquired	(1,273)	5,479	(53,529)	415	(48,908)
Purchase consideration settled in cash	(7,227)	(5,700)	(26,672)	(1,000)	(40,599)
Cash advance in previous year	7,227	—	—	1,000	8,227
Cash and cash equivalents in subsidiary acquired	121	978	4,265	284	5,648
Cash inflow/(outflow) on acquisition	121	(4,722)	(22,407)	284	(26,724)

36 Related party transactions

During the Year, the Group had significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by both parties, details of which were as follows:

(a) The Group had transactions with a related company owned by a Director, José Manuel dos Santos, as follows:

	Year HK$'000	Eighteen months ended 31st December, 2004 HK$'000
Sale of goods	**90**	26
Purchase of goods	**(45)**	(212)
Occupancy costs	**(767)**	(335)

(b) During the Year, the Group paid occupancy costs of approximately HK$717,000 to a Director, José Manuel dos Santos (eighteen months ended 31st December, 2004: approximately HK$566,000).

(c) During the eighteen months ended 31st December, 2004, the Group acquired 45% equity interest in an associate, STL from a Director, José Manuel dos Santos, at a consideration of MOP45,000 (approximately HK$44,000).

(d) Management considered remuneration to all key management of the Group had already been disclosed in note 24 to the accounts.

(e) During the eighteen months ended 31st December, 2004, the Group had paid software development fees of approximately HK$480,000 to a company owned by Kuok Cheong Ian, a director of a subsidiary. There were no such transactions after the appointment of Kuok Cheong Ian as a director of the subsidiary since 16th December, 2003.

(f) During the Year, the Group received management fee of approximately HK$2,906,000 from a company owned by a minority shareholder of a subsidiary (eighteen months ended 31st December, 2004: approximately HK$1,478,000).

(g) During the Year, a subsidiary paid management fee of approximately HK$570,000 to a company owned by a director of various subsidiaries (eighteen months ended 31st December, 2004: approximately HK$278,000).

(h) As at 31st December, 2005, other receivables, deposits and prepayments included loans to related parties of approximately HK$1,836,000 (2004: HK$Nil).

(i) As at 31st December, 2005, short-term borrowings included loan from a related party of approximately HK$930,000 (2004: HK$Nil) and other payables and accruals included the corresponding interest expense payable of approximately HK$61,000 (2004: HK$Nil).

(j) As at 31st December, 2005, the Company guaranteed a loan made by a bank to subsidiaries of the Company, in a total amount of approximately HK$25,032,000 (2004: approximately HK$132,198,000). The loan was repayable in 2006.

For the Year

Results	Year HK$'000	Eighteen months ended 31st December, 2004 HK$'000	Twelve months ended 30th June 2003 HK$'000	2002 HK$'000	2001 HK$'000 (restated)
(Loss)/profit attributable to					
- equity holders	(37,488)	(173,625)	10,594	56,992	54,136
- minority interests	(3,060)	(17,277)	(562)	1,763	—
Assets and liabilities					
Total assets	523,695	585,170	491,822	552,275	548,449
Total liabilities	(391,931)	(400,365)	(145,153)	(220,609)	(254,874)
Total equity	131,764	184,805	346,669	331,666	293,575

Definitions

In this annual report (excluding the "Auditors' Report to the shareholders of the Company"), unless the context otherwise requires, the following expressions shall have the following meanings:

"Associated Corporations"	corporations: — 1 which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or 2 (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued share of that class
"Audit Committee"	the audit committee of the Company
"Board"	the board of the Directors
"BVI"	the British Virgin Islands
"Bye-laws"	the existing bye-laws of the Company
"CAOCL"	Communications Appliances Ou Chung Limited, details of which can be referred to note 8 to the financial statements
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"Code"	the code provisions of the Code of Corporate Governance Practices set out in Appendix 15 of the GEM Listing Rules
"Company"	Vodatel Networks Holdings Limited
"Controlling Shareholder"	any person who is or group of persons who were together entitled to exercise or control the exercise of 30% (or such other amount as may from time to time be specified in the Code on Takeovers and Mergers approved by the Securities and Futures Commission, established under section 3 of the Securities and Futures Commission Ordinance (Cap. 24 of the Laws of Hong Kong) and continuing in existence under section 3 of the SFO, as amended from time to time, as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the Company or who is or are in a position to control the composition of a majority of the Board
"CPPCC"	Chinese People's Political Consultative Conference
"Director(s)"	the director(s) of the Company

"DM"	Deutsche Mark, the lawful currency of Germany before the introduction of €
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liabilities
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Finland"	The Republic of Finland (not applicable to Medietel Finland Oy and Voxtel Finland Oy)
"Gazetted Newspapers"	those newspapers which are, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) as amended from time to time by the Chief Secretary of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"Germany"	The Federal Republic of Germany
"GLGTCT"	Guangzhou LG Tops Communication Technologies Co. Ltd., details of which can be referred to note 9 to the financial statements
"Group" or "Vodatel"	the Company and its subsidiaries
"GTVD"	Guangzhou Thinker Vodatel Development Company Limited, details of which can be referred to note 8 to the financial statements
"GVDL"	廣州市愛達利發展有限公司, details of which can be referred to note 8 to the financial statements
"GZIC"	廣州市圖文資訊有限公司, details of which can be referred to note 8 to the financial statements
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"HKAS"	Hong Kong Accounting Standard

"HKFRS"	financial reporting standards approved by the Council of the HKICPA, and includes all HKAS and interpretations of HKFRS approved by the HKICPA from time to time
"HKICPA"	the Hong Kong Institute of Certified Public Accountants, established under the Professional Accountants Ordinance (Cap. 50 of the Laws of Hong Kong)
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to Hong Kong Accounting Standard, The Stock Exchange of Hong Kong Limited, the Hong Kong Institute of Certified Public Accountants, MegaInfo (Hong Kong) Limited and Tidestone Science and Technology (Hong Kong) Company Limited)
"IVR"	interactive voice response
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liabilities
"Macao"	the Macao Special Administrative Region of the PRC (not applicable to the Macao Chamber of Commerce, the Association of Economic Science of Macao, the Macao Junior Chamber of Commerce, Vodatel Systems Inc. - Macao Commercial offshore)
"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"Member"	holder of Shares
"MIHL"	MegaInfo Holdings Limited, where Shares of MIHL are listed on GEM and details of which can be referred to note 8 to the financial statements
"MOP"	Patacas, the lawful currency of Macao
"MTNHL"	Mobile Telecom Network (Holdings) Limited, details of which can be referred to note 10 to the financial statements, and whose shares are listed on GEM
"Nomination Committee"	the nomination committee of the Company
"NUPT"	Nanjing University of Posts and Telecommunications

"PEML"	Power Express (Macau) Limited, details of which can be referred to note 8 to the financial statements
"PERDL"	PE Research and Development Limited, details of which can be referred to note 8 to the financial statements
"PRC"	The People's Republic of China
"Remuneration Committee"	the remuneration committee of the Company
"RMB"	Renminbi, the lawful currency of Mainland China
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"SGMBH"	SuperCom GmbH, details of which can be referred to note 8 to the financial statements
"Shares of MIHL"	shares of HK$0.01 each in the capital of MIHL
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"SMS"	short message services
"Spain"	The Kingdom of Spain
"SSAP"	Statement of Standard Accounting Practice
"STASA"	Servicios Telefónicos de Audiotex, Socieded Anónima, details of which can be referred to note 8 to the financial statements
"STL"	Source Tech Limited, details of which can be referred to note 9 to the financial statements
"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"TCM"	Teleconcept-Multimedia N.V., details of which can be referred to note 8 to the financial statements
"The Netherlands"	The Kingdom of the Netherlands
"TSTSH"	泰思通軟件(上海)有限公司, details of which can be referred to note 8 to the financial statements

Definitions

"TMBV"	Teleconcept Multimedia B.V., details of which can be referred to note 8 to the financial statements
"TMPO"	Tel-More Productions Oy, details of which can be referred to note 8 to the financial statements
"UM"	University of Macau
"US$"	United States Dollars, the lawful currency of USA
"USA"	The United States of America
"VHL"	Vodatel Holdings Limited, details of which can be referred to note 8 to the financial statements
"Vietnam"	The Socialist Republic of Vietnam (not applicable to Vodatel Integrated Solutions (Vietnam) Limtied)
"VTGL"	廣州愛達利科技有限公司, details of which can be referred to note 8 to the financial statements
"Year"	year ended 31st December, 2005
"Zetronic"	Zetronic Communications (Macau) Limited, a company in Macao with limited liability
"ZMSD"	珠海萬佳達軟件開發有限公司, details of which can be referred to note 8 to the financial statements
"€"	Euro, the lawful currency of the European Union

「芬蘭第二子公司」	指	Tel-More Productions Oy，有關詳情載於財務報表附註八
「澳大」	指	澳門大學
「美元」	指	美國法定貨幣美元
「美國」	指	美利堅合眾國
「愛達利控股」	指	Vodatel Holdings Limited，有關詳情載於財務報表附註八
「越南」	指	越南社會主義共和國
「廣州愛達利科技」	指	廣州愛達利科技有限公司，有關詳情載於財務報表附註八
「本年度」	指	截至二〇〇五年十二月三十一日止年度
「捷朗菱」	指	捷朗菱電訊(澳門)有限公司，於澳門註冊成立的有限公司
「珠海萬佳達」	指	珠海萬佳達軟件開發有限公司，有關詳情載於財務報表附註八
「歐元」	指	歐洲聯盟法定貨幣歐元

「逸強」	指	逸強(澳門)有限公司,有關詳情載於財務報表附註八
「科研」	指	PE科研發展有限公司,有關詳情載於財務報表附註八
「中國」	指	中華人民共和國(不適用於中國工商銀行(亞洲)有限公司及中國人民政治協商會議)
「薪酬委員會」	指	本公司的薪酬委員會
「人民幣」	指	中國內地法定貨幣人民幣
「《證券及期貨條例》」	指	香港法例第五百七十一章《證券及期貨條例》(經不時修訂)
「德國公司」	指	SuperCom GmbH,有關詳情載於財務報表附註八
「萬佳訊股份」	指	萬佳訊股本中每股面值0.01港元的股份
「股份」	指	本公司股本中每股面值0.10港元的股份
「西班牙」	指	西班牙王國
「西班牙公司」	指	Servicios Telefónicos de Audiotex, Sociedad Anónima,有關詳情載於財務報表附註八
「STL」	指	Source Tech有限公司,有關詳情載於財務報表附註九
「主要股東」	指	就公司而言,指有權於本公司任何股東大會上行使或控制行使10%或以上投票權的人士
「歐洲公司」	指	Teleconcept-Multimedia N.V.,有關詳情載於財務報表附註八
「荷蘭」	指	荷蘭王國
「荷蘭公司」	指	Teleconcept Multimedia B.V.,有關詳情載於財務報表附註八
「泰思通」	指	泰思通軟件(上海)有限公司,有關詳情載於財務報表附註八

「《財務準則》」	指	由香港會計師公會理事會通過的一套財務匯報準則，包括香港會計師公會不時通過的《會計準則》及《香港財務滙報準則》的釋義
「香港會計師公會」	指	香港會計師公會，根據香港法例第五十章《專業會計師條例》成立
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司、《香港會計準則》、《香港財務滙報準則》、香港會計師公會、萬佳訊(香港)有限公司及泰思通科技(香港)有限公司)
「LRL」	指	Lois Resources Limited，於英屬維爾京群島註冊成立的有限公司
「澳門」	指	中國澳門特別行政區(不適用於澳門商業銀行、澳門大學、澳門管理專業協會、亞洲(澳門)國際公開大學、澳門電訊有限公司、逸強(澳門)有限公司、愛達利電訊有限公司一澳門離岸商業服務、澳門中華總商會及澳門(中國)青年商會總會)
「主板」	指	早於創業板建立之前已由聯交所營運並與創業板一同由聯交所營運的股票市場(不包括期權市場)。為釋疑起見，主板不包括創業板
「中國內地」	指	中國(香港、澳門及台灣地區除外)
「股東」	指	股份持有人
「萬佳訊」	指	MegaInfo Holdings Limited(萬佳訊控股有限公司*)，其股份於創業板上市，有關詳情載於財務報表附註八
「澳門元」	指	澳門法定貨幣澳門元
「流動電訊」	指	Mobile Telecom Network (Holdings) Limited(流動電訊網絡(控股)有限公司*)，有關詳情載於財務報表附註十，其股份在創業板上市
「提名委員會」	指	本公司的提名委員會
「南郵院」	指	南京郵電學院

* *僅供識別*

「馬克」	指	德國馬克，採用歐元前的德國法定貨幣
「ERL」	指	Eve Resources Limited，於英屬維爾京群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「芬蘭」	指	芬蘭共和國(不適用於Medietel Finland Oy及Voxtel Finland Oy)
「憲報指定報章」	指	香港政府政務司司長就香港法例第三十二章《公司條例》(經不時修訂)第七十一A條而發佈及刊登於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券證券上市規則
「創業板網站」	指	聯交所為創業板設立的互聯網站
「德國」	指	德意志聯邦共和國
「拓普仕」	指	廣州LG拓普仕通信科技有限公司，有關詳情載於財務報表附註九
「本集團」或「愛達利」	指	本公司及其附屬公司
「新科愛達利」	指	廣州新科愛達利電訊技術有限公司，有關詳情載於財務報表附註八
「廣州愛達利」	指	廣州市愛達利發展有限公司，有關詳情載於財務報表附註八
「圖文資訊」	指	廣州市圖文資訊有限公司，有關詳情載於財務報表附註八
「港仙」	指	港仙，每100港仙等於1港元
「港元」	指	香港法定貨幣港元
「《會計準則》」	指	《香港會計準則》

於本年度報告內(不包括「致本公司股東的核數師報告」),除非文義另有指明,否則下列詞彙具備以下涵義:

「相聯法團」	指	(一)身為本公司附屬公司或控股公司的法團或為本公司控股公司的附屬公司的法團;或 (二)本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值五分之一的法團,惟非本公司附屬公司
「審核委員會」	指	本公司的審核委員會
「公司細則」	指	本公司的現有公司細則
「澳門澳中」	指	澳中通訊設備有限公司,有關詳情請參閱財務報表附註八
「行政總裁」	指	獲董事會直接授權,單獨或夥拍其他一名或多位人士負責或將負責本公司業務經營的人士
「守則」	指	創業板上市規則附錄十五企業管治常規守則的守則條文
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「控股股東」	指	任何有權於本公司股東大會行使或控制行使30%(或根據香港法例第二十四章《證券及期貨事務監察委員會條例》第三條成立的證券及期貨事務證監委員會所批准《公司收購及合併守則》不時規定的有關數額,並根據《證券及期貨條例》(經不時修訂)第三條繼續存在而引致須提出強制性全面收購建議)或以上投票權或有權控制董事會大多數成員組成的的人士或多位人士
「政協」	指	中國人民政治協商會議
「董事」	指	本公司的董事

* *僅供識別*

五年財政期間財務概要

本年度

業績	本年度 千港元	截至二〇〇四年十二月三十一日止十八個月 千港元	截至六月三十日止十二個月 二〇〇三年 千港元	二〇〇二年 千港元	二〇〇一年 千港元 (重列)
應佔(虧損)／盈利					
一 權益持有人	(37,488)	(173,625)	10,594	56,992	54,136
一 少數股東權益	(3,060)	(17,277)	(562)	1,763	—
資產及負債					
總資產	523,695	585,170	491,822	552,275	548,449
總負債	(391,931)	(400,365)	(145,153)	(220,609)	(254,874)
總權益	131,764	184,805	346,669	331,666	293,575

三十六 關連人士交易

本年度內，本集團在日常業務範圍內與關連人士根據雙方協定的條款進行以下重大交易，有關詳情如下：

(甲) 本集團與董事José Manuel dos Santos擁有的一間關連公司進行交易：

	本年度 千港元	截至二〇〇四年十二月三十一日止十八個月 千港元
銷售貨品	**90**	26
採購貨品	**(45)**	(212)
租賃費用	**(767)**	(335)

(乙) 本年度內，本集團向董事José Manuel dos Santos支付租賃費用約717,000港元(截至二〇〇四年十二月三十一日止十八個月：約566,000港元)。

(丙) 本集團於截至二〇〇四年十二月三十一日止十八個月期間向董事José Manuel dos Santos收購聯營公司 STL 45%股本權益，代價為45,000澳門元(約44,000港元)。

(丁) 管理層認為給予本集團所有主要管理人員的酬金已於財務報表附註二十四披露。

(戊) 截至二〇〇四年十二月三十一日止十八個月期間，本集團向一間附屬公司的董事郭昌仁擁有的公司支付軟件開發費約480,000港元。自二〇〇三年十二月十六日郭昌仁獲委任為該附屬公司董事後，並無進行此等交易。

(己) 本年度內，本集團向一間附屬公司一名少數股東所擁有的一間公司收取管理費約2,906,000港元(截至二〇〇四年十二月三十一日止十八個月：約1,478,000港元)。

(庚) 本年度內，一間附屬公司向多間附屬公司一名董事所擁有的一間公司支付管理費約570,000港元(截至二〇〇四年十二月三十一日止十八個月：約278,000港元)。

(辛) 於二〇〇五年十二月三十一日，其他應收款、按金及預付款項包括給予關連人士的貸款約1,836,000港元(二〇〇四年：無)。

(壬) 於二〇〇五年十二月三十一日，短期貸款包括來自關連人士的貸款約930,000港元(二〇〇四年：無)及其他應付款及應計費用包括相關應付利息開支約61,000港元(二〇〇四年：無)。

(癸) 於二〇〇五年十二月三十一日，本公司就一家銀行給予本公司附屬公司的貸款提供擔保，合共約25,032,000港元(二〇〇四年：約132,198,000港元)。有關貸款須於二〇〇六年償還。

三十五 企業合併（續）

收購產生的資產及負債如下：

被收購方的公平值及賬面值

	逸強 千港元	澳門澳中 千港元	歐洲公司 千港元	科研 千港元	合計 千港元
現金及現金等價物	121	978	4,265	284	5,648
物業、機器及設備（附註六）	300	2,406	2,856	79	5,641
無形資產（附註七）	—	—	1,492	—	1,492
存貨	110	3,681	—	—	3,791
應收款	234	1,540	31,531	59	33,364
應付款	(2,038)	(3,126)	(71,433)	(7)	(76,604)
借貸	—	—	(13,321)	—	(13,321)
資產／（負債）淨值	(1,273)	5,479	(44,610)	415	(39,989)
少數股東權益(40%)	—	—	(8,919)	—	(8,919)
所收購資產／（負債）淨值	(1,273)	5,479	(53,529)	415	(48,908)
以現金支付收購代價	(7,227)	(5,700)	(26,672)	(1,000)	(40,599)
上年度墊支現金	7,227	—	—	1,000	8,227
所收購附屬公司現金及現金等價物	121	978	4,265	284	5,648
收購的現金流入／（流出）	121	(4,722)	(22,407)	284	(26,724)

三十五 企業合併（續）

於二〇〇三年九月二十二日，本集團收購科研及其附屬公司珠海萬佳達(該兩間均為從事電腦軟件產品、電腦網絡系統工程研究與開發以及提供相關服務及維修的中國內地公司)的61%股本。所收購業務於二〇〇三年九月二十二日至二〇〇四年十二月三十一日為本集團帶來收益約2,085,000港元及虧損淨額約1,836,000港元。

假設收購於二〇〇三年七月一日已完成，則本集團的收益及虧損淨額應會與上述者相同。

所收購資產淨值及商譽詳情如下：

	逸強	澳門澳中	歐洲公司	科研	合計
	千港元	千港元	千港元	千港元	千港元
收購代價：					
一已付現金	7,227	5,631	22,996	1,000	36,854
一有關收購的直接成本	—	69	3,669	—	3,738
一現金注資	—	—	7	—	7
收購總代價	7,227	5,700	26,672	1,000	40,599
所收購資產／(負債)淨值公平值 一 如下文	1,273	(5,479)	53,529	(415)	48,908
商譽(附註七)	8,500	221	80,201	585	89,507

逸強、澳門澳中、歐洲公司及科研的商譽乃產生自本集團收購該等附屬公司後預期產生的重大協同效應。

三十四 經營租賃 — 本集團為出租人

根據不可撤銷經營租賃，未來最低租金收入總額如下：

	二〇〇五年 千港元	二〇〇四年 千港元
一年以內	**1,727**	2,319
一年至五年	**899**	2,626
	2,626	4,945

三十五 企業合併

本年度並無進行任何收購。

截至二〇〇四年十二月三十一日止十八個月，本集團曾進行下列收購：

於二〇〇三年九月二十二日，本集團收購逸強（在澳門銷售通訊設備的公司）全部股本。所收購業務於二〇〇三年九月二十二日至二〇〇四年十二月三十一日為本集團帶來收益約882,000港元及虧損淨額約953,000港元。

假設收購於二〇〇三年七月一日已完成，則本集團的收益應約907,000港元，而本集團未分配前虧損淨額應約2,083,000港元。

於二〇〇四年九月一日，本集團收購澳門澳中（在澳門銷售流動電話的公司）全部股本。所收購業務於二〇〇四年九月一日至二〇〇四年十二月三十一日為本集團帶來收益約29,609,000港元及虧損淨額約1,751,000港元。

假設收購於二〇〇三年七月一日已完成，則本集團的收益應約137,553,000港元，而本集團未分配前虧損淨額應約1,842,000港元。

二〇〇四年七月九日，本集團收購歐洲公司及其附屬公司（分別為西班牙公司、德國公司、荷蘭公司、芬蘭第二子公司、Compañia Hispanoholandesa de Audiotex, S.L.及Telefonía Inteligente Española S.L.（兩者均為於西班牙註冊成立的有限公司及本公司的間接附屬公司）、Mediatel Finland Oy及Voxtel Finland Oy（兩者均為於芬蘭註冊成立的有限公司及本公司的間接附屬公司），均為歐洲的多媒體增值服務供應商）股本60%。所收購業務於二〇〇四年七月九日至二〇〇四年十二月三十一日期間為本集團帶來收益約39,850,000港元及虧損淨額約19,246,000港元。

假設收購於二〇〇四年六月十一日（歐洲公司註冊成立日期）已完成，則本集團未分配前的收益及虧損淨額應會與上述者相同。

三十一 經營活動所得現金（續）

重大非現金交易

於二〇〇三年十二月二十三日，萬佳訊配發及發行每股面值1美元合共360股股份，佔萬佳訊已發行股本約18%，以支付購買軟件特許權11,000,000港元的代價。

三十二 或然項目

本集團在日常業務過程中就銀行擔保產生或然負債。

預期或然負債不會產生任何重大負債。

本集團在日常業務過程中向附屬公司提供擔保合共約213,136,000港元（二〇〇四年：300,836,000港元），在附註三十六（癸）披露。

本公司就附屬公司所獲銀行貸款及貿易信貸提供約213,136,000港元（二〇〇四年：300,836,000港元）的擔保。於二〇〇五年十二月三十一日，相關尚未清還貸款合共約74,226,000港元（二〇〇四年：約147,052,000港元）。

三十三 經營租賃承擔 — 本集團為承租人

本集團根據不可撤銷的經營租賃協議租用多個辦公室和一個貨倉。此等租賃的年期、加租條款和續約權都不同。

本集團亦根據不可撤銷的經營租賃協議租用多輛汽車。本年度在收益表支銷的租賃支出在附註二十二披露。

根據不可撤銷經營租賃，未來最低租金支付總額如下：

	二〇〇五年 **千港元**	二〇〇四年 千港元
一年以內	**4,508**	4,204
一年至五年	**4,131**	5,820
	8,639	10,024

三十一 經營活動所得現金

	本年度 千港元	截至二○○四年十二月三十一日止十八個月 千港元
本年度虧損	**(30,308)**	(175,169)
調整：		
— 商譽攤銷(附註七)	**—**	5,506
— 軟件特許權攤銷(附註七)	**648**	1,833
— 折舊(附註六)	**7,030**	8,041
— 股息收入(附註二十一)	**(9)**	(112)
— 匯兑差額	**4,459**	(4,196)
— 聯營公司權益減值(附註九)	**—**	2,235
— 軟件特許權減值(附註七)	**78**	9,900
— 利息收入(附註二十一)	**(3,571)**	(3,124)
— 出售物業、機器及設備虧損(見下文)	**—**	390
— 出售非買賣證券虧損	**—**	2,690
— 貿易應收款減值(附註二十二)	**7,340**	51,170
— 出售買賣證券的收益	**—**	(311)
— 出售可供出售財務資產的收益(附註二十一)	**(3,704)**	—
— 按公平值透過損益列賬的其他財務資產公平值虧損(附註二十一)	**1,384**	—
— 存貨減值(附註二十二)	**7,354**	49,646
營運資金變動	**(9,299)**	(51,501)
— 存貨	**21,619**	46,126
— 貿易應收款及應收票據及其他應收款、按金及預付款項	**(66,033)**	(73,297)
— 貿易應付款及應付票據	**68,487**	21,684
— 其他應付款及應計費用	**(5,280)**	28,197
經營活動所得／(所耗)現金	**9,494**	(28,791)

在現金流量表中，出售物業、機器及設備所得款項包括：

賬面淨值(附註六)	**—**	390
出售物業、機器及設備的虧損	**—**	(390)
出售物業、機器及設備所得款項	**—**	—

三十 股息

本年度並無派付任何股息。

截至二〇〇四年十二月三十一日止十八個月內派付的股息包括截至二〇〇三年六月三十日止年度末期股息3,069,000港元(每股0.005港元),及截至二〇〇四年十二月三十一日止十八個月派付的中期股息及特別中期股息分別3,069,000港元(每股0.005港元)及377,000港元(附註)。

董事並不建議派付本年度的股息。

附註:

於二〇〇三年十二月十九日,根據萬佳訊獨立上市計劃,董事會批准派付特別中期股息,方法為將合共13,375,000股萬佳訊股份實物分派予股東,每持有46股股份可獲發1股萬佳訊股份。

二十七 匯兌虧損淨額

在收益表確認的匯兌差額列入下列項目：

	本年度 千港元	截至 二〇〇四年 十二月 三十一日止 十八個月 千港元
行政費用	**1,859**	199

二十八 本公司權益持有人應佔虧損

在本公司賬目中處理的本公司權益持有人應佔虧損為11,718,000港元(截至二〇〇四年十二月三十一日止十八個月：20,776,000港元)。

二十九 每股虧損

基本

每股基本虧損根據本公司權益持有人應佔虧損，除以年內已發行股份的加權平均數計算。

	本年度	截至 二〇〇四年 十二月 三十一日止 十八個月
本公司權益持有人應佔虧損(千港元)	**37,488**	173,625
已發行股份的加權平均數目(千股)	**613,819**	613,819
每股基本虧損(港仙)	**6.11**	28.29

攤薄

由於行使本公司未行使之購股權將有反攤薄作用，故並無呈列本年度及截至二〇〇四年十二月三十一日止十八個月的每股攤薄虧損。

二十六 所得稅費用

香港利得稅按照本年度估計應課稅溢利以稅率17.5%(截至二○○四年十二月三十一日止十八個月：17.5%)提撥準備。海外溢利之稅款按照本年度估計應課稅溢利依本集團經營業務所在地區之現行稅率計算。

	本年度 **千港元**	截至二○○四年十二月三十一日止十八個月 千港元
當期所得稅		
— 香港利得稅	**—**	126
— 澳門補充所得稅	**36**	26
— 中國內地企業所得稅	**1,897**	1,600
— 海外稅項	**486**	29
— 過往年度撥備不足	**—**	117
所得稅費用	**2,419**	1,898

本集團除稅前虧損的稅項，與採用綜合公司虧損適用的加權平均稅率所計算理論稅額的差額如下：

	本年度 **千港元**	截至二○○四年十二月三十一日止十八個月 千港元
除稅前虧損	**(38,129)**	(189,004)
在各有關地區的虧損按適用的當地稅率計算的稅項	**(5,695)**	(35,497)
無須課稅之收入	**(1,828)**	(85)
不可扣稅之費用	**1,891**	8,553
視作所得稅的中國內地稅項	**36**	260
過往年度撥備不足	**—**	117
運用過往未確認稅項虧損	**(1,430)**	—
並無確認遞延所得稅資產之稅項虧損	**9,445**	28,550
所得稅費用	**2,419**	1,898

適用的加權平均稅率為14.94%(截至二○○四年十二月三十一日止十八個月：18.78%)。

二十四 僱員福利開支（續）

(乙) 五名最高薪人士(續)

酬金介乎下列範圍：

	人數	
	本年度	截至二〇〇四年十二月三十一日止十八個月
酬金範圍		
1,000,000港元至1,500,000港元	**2**	2
1,500,001港元至2,000,000港元	**1**	—

二十五 融資成本

	本年度 **千港元**	截至二〇〇四年十二月三十一日止十八個月 千港元
利息費用：		
— 銀行借貸：銀行貸款及透支		
— 須於五年內悉數償還	**5,773**	3,073
— 其他貸款 — 須於五年內全數償還	**1,738**	1,087
— 可換股債券 — 須於五年內全數償還	**—**	186
	7,511	4,346

二十四 僱員福利開支（續）

(甲) 董事及高級管理人員酬金（續）

截至二〇〇四年十二月三十一日止十八個月各董事的酬金如下：

董事姓名	袍金	酌情花紅	薪金	本公司於退休金計劃的供款	合計
	千港元	千港元	千港元	千港元	千港元
José Manuel dos Santos	335	400	6,072	—	6,807
嚴康	263	206	2,535	18	3,022
關鍵文	263	200	1,149	—	1,612
羅嘉雯	200	206	687	18	1,111
崔世昌	213	—	—	—	213
盧景昭	180	—	—	—	180
馮祈裕	30	—	—	—	30

概無董事放棄或同意放棄本年度及截至二〇〇四年十二月三十一日止十八個月的任何酬金。

(乙) 五名最高薪人士

本年度本集團最高薪的五名人士共有兩名董事（截至二〇〇四年十二月三十一日止十八個月：三名），彼等的酬金已在上述分析中反映。於本年度，應付其餘三名（截至二〇〇四年十二月三十一日止十八個月：兩名）人士的酬金如下：

	本年度	截至二〇〇四年十二月三十一日止十八個月
	千港元	千港元
底薪及津貼	**4,216**	1,855
花紅	**—**	871
退休金成本 — 界定供款計劃	**385**	18
	4,601	2,744

二十四 僱員福利開支

	本年度 千港元	截至二○○四年十二月三十一日止十八個月 千港元
工資及薪金	**60,958**	65,342
董事袍金	**1,250**	1,483
社會保障福利	**1,318**	1,705
未動用年假	**27**	(380)
離職福利	**—**	86
退休金成本 — 界定供款計劃	**552**	1,665
長期服務金	**(190)**	705
	63,915	70,606

(甲)董事及高級管理人員酬金

本年度各董事的酬金如下：

董事姓名	**袍金** 千港元	**薪金** 千港元	**本公司於退休金計劃的供款** 千港元	**合計** 千港元
José Manuel dos Santos	260	4,123	—	4,383
嚴康	190	1,652	12	1,854
關鍵文	190	751	—	941
羅嘉雯	130	524	12	666
崔世昌	240	—	—	240
盧景昭	120	—	—	120
馮祈裕	120	—	—	120

二十二 按性質分類的費用

計入銷售成本、銷售及市場推廣費用及行政費用的重大費用分析如下：

	本年度 千港元	截至 二〇〇四年 十二月 三十一日止 十八個月 千港元
商譽攤銷(附註七)	**—**	5,506
軟件特許權攤銷(附註七)	**648**	1,833
核數師酬金	**2,829**	5,378
存貨成本(附註十三)	**443,912**	439,452
固定資產折舊(附註六)	**7,030**	8,041
軟件特許權減值(附註七)	**78**	9,900
聯營公司權益減值(附註九)	**—**	2,235
貿易應收款減值(附註十二)	**7,340**	51,170
存貨減值(附註十三)	**7,354**	49,646
租金費用	**5,801**	6,046
經營租賃		
— 汽車	**548**	244
僱員福利開支(包括董事酬金)(附註二十四)	**63,915**	70,606
運輸	**1,842**	1,534

二十三 萬佳訊獨立上市的視作出售收益

於二〇〇四年一月十九日，透過發行新萬佳訊股份，萬佳訊股份於創業板上市及買賣。因此，本公司於萬佳訊的股權攤薄至61.05%，視作出售事項而獲得收益約17,953,000港元。

二十一 其他收益 — 淨額

	本年度 千港元	截至 二〇〇四年 十二月 三十一日止 十八個月 千港元
按公平值透過損益列賬的其他財務資產：		
— 未變現公平值虧損	**(1,384)**	—
利息收入	**3,571**	3,124
股息收入	**9**	112
出售可供出售財務資產／非買賣證券的收益	**3,704**	311
服務費收入	**2,973**	1,478
貸款豁免收入	**3,739**	—
其他收益	**706**	701
	13,318	5,726

本年度上市及非上市投資的投資收入分別約為9,000港元(截至二〇〇四年十二月三十一日止十八個月：112,000港元)及約2,187,000港元(截至二〇〇四年十二月三十一日止十八個月：3,124,000港元)。

十九 貸款 — 集團（續）

本集團擁有以下尚未提取的貸款融資：

	二〇〇五年 千港元	二〇〇四年 千港元
浮動利率		
— 一年後到期	**46,512**	99,792
固定利率		
— 一年後到期	**—**	32,200
	46,512	131,992

一年內到期的信貸為全年儲貸，將於二〇〇六年內的不同日期進行檢討。

二十 遞延所得税

就結轉的税務虧損而確認的遞延所得税資產僅限於有關之税務利益有可能透過未來應課税盈利實現的部份。本集團並無就可結轉以抵銷未來應課税收益的虧損約109,659,000港元（二〇〇四年：約90,988,000港元）確認遞延所得税資產約28,726,000港元（二〇〇四年：約25,986,000港元）。税項虧損將根據本集團經營所在司法權區的現行税法及規例而到期。

於二〇〇五年十二月三十一日並無任何其他重大而未撥備的遞延所得税。

十九 貸款 — 集團（續）

貸款到期日如下：

	銀行貸款及透支		其他貸款	
	二〇〇五年 千港元	二〇〇四年 千港元	**二〇〇五年 千港元**	二〇〇四年 千港元
一年內	**25,433**	132,198	**13,783**	—
一年至兩年	**35,010**	—	**—**	14,854
	60,443	132,198	**13,783**	14,854

於結算日的實際利率如下：

	二〇〇五年			二〇〇四年		
	港元	**歐元**	**美元**	港元	歐元	美元
銀行透支	**9%**	**—**	**—**	4%	—	—
銀行貸款	**—**	**—**	**8%**	—	—	4%
其他貸款	**—**	**8%**	**—**	—	8%	—

所有貸款的賬面值與其公平值相若。

貸款的賬面值按下列貨幣入賬：

	集團	
	二〇〇五年 千港元	二〇〇四年 千港元
港元	**402**	—
美元	**60,041**	132,198
歐元	**13,783**	14,854
	74,226	147,052

十九 貸款 — 集團

	二〇〇五年 千港元	二〇〇四年 千港元
非流動		
其他貸款，無抵押	—	14,854
銀行貸款，有抵押(附註十)	**35,010**	—
	35,010	14,854
流動		
其他貸款，無抵押	**13,783**	—
銀行透支(附註十五)	**402**	237
銀行貸款，無抵押	**25,031**	131,961
	39,216	132,198
總貸款	**74,226**	147,052

總貸款包括有抵押銀行貸款約35,010,000港元(二〇〇四年：無)。銀行貸款以私人發行人所發行在非活躍市場買賣約38,597,000港元的非上市債務證券作抵押(附註十)。

十八 貿易應付款及其他應付款 — 集團

	二〇〇五年 千港元	二〇〇四年 千港元
貿易應付款及應付票據(附註)	**183,884**	115,397
其他應付款及應計費用	**79,146**	84,426
	263,030	199,823

於二〇〇五年十二月三十一日，貿易應付款及應付票據(包括貿易性質的應付關連人士款項)的賬齡分析如下：

	二〇〇五年 千港元	二〇〇四年 千港元
三個月以內	**139,595**	76,012
>三個月及≤六個月	**34,411**	13,645
>六個月及≤十二個月	**4,238**	6,961
十二個月以上	**5,640**	18,779
	183,884	115,397

附註：

貿易應付款及應付票據包括結欠董事 José Manuel dos Santos 所擁有的關連公司的款項493,000港元(二〇〇四年：358,000港元)及結欠José Manuel dos Santos的款項375,000港元(二〇〇四年：無)。該筆款項為無抵押、免息及無固定還款期。

十七 其他儲備（續）

附註：

(一) 本集團的合併儲備包括所收購附屬公司的股本面值與交換股份的面值之間的差額，以及附屬公司股份溢價賬的現有結餘。

(二) 澳門《商法典》規定在澳門註冊的公司須將各財政年度的除稅後溢利最少25%撥入法定儲備，直至儲備的結餘達到相當於公司資本50%的水平。法定儲備指從收益表撥出的款項，並不可供分派予股東。

(乙) 公司

	繳入盈餘	資本贖回儲備	合計
	千港元	千港元	千港元
	(附註(一))		
於二〇〇三年七月一日、二〇〇四年十二月三十一日及二〇〇五年十二月三十一日	73,718	702	74,420

附註：

(一) 繳入盈餘指於集團重組時附屬公司的綜合股東資金與已發行股份面值之間的差額。根據百慕大一九八一年公司法(經修訂)，繳入盈餘可分派予股東，但須受以下條件所規限：倘(一)本公司無法或在支付以下款項後無法償還其到期的負債，或(二)本公司在支付以下款項後，其可變現的資產值為少於其負債、已發行股本與股份溢價的總額，則本公司不可宣派或支付股息或從繳入盈餘中作出任何分派。

(二) 本公司於二〇〇五年十二月三十一日的可供分派儲備合共約51,072,000港元(二〇〇四年：62,790,000港元)。

十七 其他儲備

(甲)集團

	資本贖回儲備 千港元	非買賣證券／可供出售財務資產儲備 千港元	合併儲備 千港元 (附註(一))	換算儲備 千港元	法定儲備 千港元 (附註(二))	合計 千港元
於二OO三年七月一日結餘	702	(4,158)	35,549	108	49	32,250
重估	—	5,516	—	—	—	5,516
出售非買賣證券時轉撥至收益表的儲備	—	3,957	—	—	—	3,957
外幣換算差額	—	—	—	2,926	—	2,926
於二OO四年十二月三十一日結餘	702	5,315	35,549	3,034	49	44,649
於二OO五年一月一日承上結餘	702	5,315	35,549	3,034	49	44,649
採納《會計準則》三十九的期初調整(附註二(甲))	—	(2,007)	—	—	—	(2,007)
於二OO五年一月一日結餘	702	3,308	35,549	3,034	49	42,642
重估	—	(10,238)	—	—	—	(10,238)
於出售可供出售財務資產時轉撥至收益表	—	(596)	—	—	—	(596)
外幣換算差額	—	—	—	(2,786)	—	(2,786)
於二OO五年十二月三十一日	702	(7,526)	35,549	248	49	29,022

十六 股本（續）

購股權

所有執行董事均已獲發購股權。授出購股權的行使價高於授出日期股份的市價。購股權可於授出日期起一年後行使，或於二〇一二年十一月四日屆滿（以較早者為準）。購股權的合約認購期為三年。本集團並無法定或推定責任，以現金購回或償付購股權。

根據本公司於二〇〇二年十一月五日舉行的股東特別大會，本公司於二〇〇〇年二月十日採納的購股權計劃被終止，並批准及採納另一項購股權計劃。根據股東批准的購股權計劃，董事可酌情邀請全職僱員（包括執行董事）接納購股權，以認購最多佔不時已發行股份（購股權計劃項下購股權獲行使而發行的股份除外）10%的股份。僱員已就獲授的每手購股權支付1港元的象徵式代價。購股權可於緊隨授出日期起至屆滿日期前期間行使。

尚未行使購股權的數目及相關加權平均行使價每股股份0.42港元的變動如下：

	購股權	
	二〇〇五年	二〇〇四年
年初／期初	**14,466,000**	17,138,000
已失效[1]	**(1,570,000)**	(2,672,000)
年終／期終	**12,896,000**	14,466,000

1　因承授人不再為本集團的全職僱員而失效的購股權。

於二〇〇五年十二月三十一日尚未行使的購股權將於二〇〇六年六月二十九日到期，行使價為每股0.42港元。

十五 現金及現金等價物

	集團		公司	
	二〇〇五年	二〇〇四年	**二〇〇五年**	二〇〇四年
	千港元	千港元	**千港元**	千港元
銀行及手頭現金	**73,475**	75,183	**236**	2,402
短期銀行存款	**29,579**	93,647	**—**	—
	103,054	168,830	**236**	2,402

短期銀行存款的實際利率為4厘(二〇〇四年:1厘);此等存款的平均到期日為十四天。

就現金流量表而言,現金及銀行透支包括下列項目:

	集團		公司	
	二〇〇五年	二〇〇四年	**二〇〇五年**	二〇〇四年
	千港元	千港元	**千港元**	千港元
現金及現金等價物	**103,054**	168,830	**236**	2,402
銀行透支 (附註十九)	**(402)**	(237)	**—**	—
	102,652	168,593	**236**	2,402

十六 股本

	股份數目	普通股	股份溢價	合計
		千港元	千港元	千港元
於二〇〇三年七月一日、二〇〇四年十二月三十一日及二〇〇五年十二月三十一日	613,819,000	61,382	97,676	159,058

普通股的法定總數為2,000,000,000股(二〇〇四年:2,000,000,000股),每股面值0.10港元(二〇〇四年:每股0.10港元)。所有已發行股份均已繳足股款。

十三 存貨 — 集團

	二〇〇五年 千港元	二〇〇四年 千港元
網絡及影像處理設備	**17,980**	45,134
流動電話	**639**	2,458
	18,619	47,592

存貨成本中確認為開支並列入銷售成本的金額約為443,912,000港元(截至二〇〇四年十二月三十一日止十八個月：約439,452,000港元)。

於二〇〇五年十二月三十一日，以可變現淨值列賬的存貨賬面值約為13,472,000港元(二〇〇四年：約11,889,000港元)。

本集團於本年度就存貨減值確認約7,354,000港元(截至二〇〇四年十二月三十一日止十八個月：約49,646,000港元)的虧損。該虧損列入收益表中的銷售成本。

十四 按公平值透過損益列賬的其他財務資產 — 集團

	二〇〇五年 千港元
上市證券：	
— 股本證券 — 香港	**592**
上市證券市值	**592**

上述財務資產的賬面值分類如下：

	二〇〇五年 千港元
初步確認時於收益表中列作公平值	**592**

按公平值透過損益列賬的其他財務資產，在現金流量表的營運活動項目中列為營運資金的部份變動(附註三十一)。

按公平值透過損益列賬的其他財務資產的公平值變動，在收益表中列為其他收益 — 淨額(附註二十一)。

十二 貿易及其他應收款 — 集團

	二〇〇五年 千港元	二〇〇四年 千港元
貿易應收款及應收票據	**329,195**	265,239
減：應收款減值撥備	**(87,284)**	(86,703)
	241,911	178,536
貿易應收款及應收票據 — 淨額	**27,817**	32,499
其他應收款、按金及預付款項	**269,728**	211,035

貿易及其他應收款的公平值如下：

	二〇〇五年 千港元	二〇〇四年 千港元
貿易應收款及應收票據	**241,911**	178,536
其他應收款、按金及預付款項	**27,817**	32,499
	269,728	211,035

貿易應收款及應收票據的賬面值與其公平值相若。

授予客戶的信貸條件各有不同，但一般為個別客戶及本集團磋商的結果。於二〇〇五年十二月三十一日，貿易應收款及應收票據的賬齡分析如下：

	二〇〇五年 千港元	二〇〇四年 千港元
三個月內	**175,538**	143,579
>三個月及≤六個月	**46,327**	20,544
>六個月及≤十二個月	**15,703**	23,718
十二個月以上	**91,627**	77,398
	329,195	265,239

由於本集團擁有大量遍佈全球的客戶，因此並無有關貿易應收款及應收票據的信貸高度集中的風險。

本集團於本年度確認7,340,000港元（截至二〇〇四年十二月三十一日止十八個月：約51,170,000港元）的貿易應收款及應收票據的減值虧損。該虧損已列入收益表的行政開支。

十 可供出售財務資產及借出資產 — 集團（續）

本集團擁有在創業板上市的流動電訊20%權益。本集團在流動電訊的董事會並無代表，亦無參與該公司的政策制訂或與其進行重大交易，彼此間亦無交換管理人員或提供重要技術資訊。本集團對流動電訊並無重大影響力，因此流動電訊並非本集團的聯營公司。

十一 非買賣證券 — 集團

	二○○四年 千港元
股本證券：	
在香港上市	19,172
上市股本證券市值	19,172
非上市股本證券	48,526
減：減值開支	(3,002)
	64,696
可換股票據，非上市(附註)	7,754
	72,450

於二○○五年一月一日，非買賣證券結餘約72,450,000港元分類為可供出售財務資產約62,688,000港元(附註十)、貸款及應收款項約3,000,000港元、按公平值透過損益列賬的其他財務資產約7,889,000港元，以及期初儲備調整約1,127,000港元。

附註： 可換股票據的年利率為不時未贖回票據本金金額的1%，於每半年(每年三月三十一日及九月三十日)付上結欠款項。本公司有權以分別於二○○二年三月二十八日及二○○二年八月三日訂立的認購協議列明的最初換股價轉換全數(或部份)票據的本金金額為票據發行人的繳足股款普通股。

十 可供出售財務資產及借出資產 — 集團

	二〇〇五年 千港元
本年度年初(附註十一)	62,688
增添	8,300
出售	(2,490)
重估虧絀轉撥至權益(附註十七(甲))	(10,238)
本年度年終	58,260
減:非即期部份	(58,260)
即期部份	—

本年度共出售約2,490,000港元的上市證券,惟並無就可供出售財務資產作出任何減值撥備。

可供出售財務資產及借出資產包括下列各項:

	二〇〇五年 千港元
股本證券:	
—上市 — 香港(附註)	12,767
— 非上市	6,896
可供出售股財務資產	19,663
在非活躍市場買賣及屬私人發行人的非上市債務證券	
— 借出資產(附註十九)	38,597
	58,260
— 上市公司市值	12,767

附註:

名稱	註冊成立地點及法定實體類別	主要業務及營業地點	已發行/股本詳情	所持有實際權益概約百分比
Mobile Telecom Network (Holdings) Limited (流動電訊網絡(控股)有限公司*)	開曼群島,有限責任公司	在香港及其他亞洲國家開發、提供及銷售流動互聯網通訊、電訊及相關服務	每股面值0.01美元的普通股472,811,363股	20%

* *僅供識別*

九 於聯營公司的投資（續）

(甲)本集團所持主要聯營公司(均為非上市)的權益如下：

名稱	所持已發行股份詳情	註冊成立地點	資產	負債	收益	盈利／(虧損)	所持權益%
截至二〇〇四年十二月三十一日止十八個月							
廣州LG拓普士通信科技有限公司(附註(一))	6,000,000美元	中國	17,654	(4,418)	11,111	(12,803)	12
Source Tech有限公司	100,000澳門元	澳門	472	(181)	1,442	55	45
			18,126	(4,599)	12,553	(12,748)	
本年度							
拓普士(附註(一))	6,000,000美元	中國	6,740	(454)	—	(10,132)	12
STL	100,000澳門元	澳門	1,533	(791)	4,170	450	45
			8,273	(1,245)	4,170	(9,682)	

本集團並無就拓普士確認合共約1,216,000港元(截至二〇〇四年十二月三十一止十八個月：無)的虧損。未確認的累計虧損約為1,216,000港元(截至二〇〇四年十二月三十一日止十八個月：無)。

附註：

(一)新科愛達利直接持有拓普士20%權益。

八 附屬公司投資及應收／應付附屬公司款項（續）

以下為於二○○五年十二月三十一日主要附屬公司的名單：(續)

名稱	註冊成立地點及法定實體類別	主要業務及營業地點	已發行／註冊股本詳情	所持有效權益概約百分比
愛達利電訊有限公司－澳門離岸商業服務(附註(一))	澳門，有限公司	暫無營業	10,000澳門元	100%
Vodatel Systems (HK) Limited	英屬維爾京群島，有限公司	在香港提供倉庫服務	每股面值1美元的普通股1,000股	100%

1 本公司直接持有的股份

附註：

(一) 羅兵咸永道會計師事務所並非該等附屬公司的法定核數師。該等附屬公司資產淨值合共約佔本集團資產淨值約24.26%。

(二) 廣州愛達利直接持有圖文資訊的81.82%權益。

(乙) 應收／付附屬公司的款項為無抵押、免息及無固定還款期。

九 於聯營公司的投資－集團

	本年度 千港元	截至二○○四年十二月三十一日止十八個月 千港元
年初／期初	**1,630**	5,257
應佔聯營公司業績		
－除稅前盈利／(虧損)	**221**	(1,507)
－稅項	**(19)**	(4)
	202	(1,511)
聯營公司權益減值	**—**	(2,235)
	1,832	1,511
新聯營公司	**—**	119
年終／期終	**1,832**	1,630

八 附屬公司投資及應收／應付附屬公司款項（續）

以下為於二〇〇五年十二月三十一日主要附屬公司的名單：(續)

名稱	註冊成立地點及法定實體類別	主要業務及營業地點	已發行／註冊股本詳情	所持有效權益概約百分比
Tel-More Productions Oy (附註(一))	芬蘭，有限公司	在芬蘭透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	每股面值500歐元的普通股100股	60%
泰思通科技(香港)有限公司	香港，有限公司	在中國內地投資控股及在香港提供軟件顧問服務	每股面值1港元的普通股1,000股	83%
Vodatel Holdings Limited	英屬維爾京群島，有限公司	在澳門投資控股及數據網絡系統設計、銷售與安裝及提供相關工程服務	每股面值1美元的普通股10,000股	100%[1]
Vodatel Integrated Solutions (Vietnam) Limited	越南，有限公司	在越南經營數據網絡系統設計、銷售與安裝及提供相關工程服務	20,000美元	75%
愛達利網絡(香港)有限公司	香港，有限公司	在香港銷售數據網絡系統及提供相關工程服務	每股面值1港元的普通股2股	100%
Vodatel Systems Inc.	英屬維爾京群島，有限公司	在澳門經營數據網絡系統設計、銷售與安裝及提供相關工程服務	每股面值1美元的普通股1,000股	100%

八 附屬公司投資及應收／應付附屬公司款項（續）

以下為於二〇〇五年十二月三十一日主要附屬公司的名單：（續）

名稱	註冊成立地點及法定實體類別	主要業務及營業地點	已發行／註冊股本詳情	所持有效權益概約百分比
PE科研發展有限公司（附註(一)）	澳門，有限公司	在中國內地投資控股	25,000澳門元	61%
逸強(澳門)有限公司	澳門，有限公司	在澳門銷售通訊設備	25,000澳門元	100%
Servicios Telefónicos de Audiotex, Socieded Anónima（附註(一)）	西班牙，有限公司	在西班牙透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	每股面值6.01021歐元的註冊普通股150,000股	60%
SuperCom GmbH（附註(一)）	德國，有限公司	在德國透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	25,000馬克	60%
Teleconcept Multimedia B.V.（附註(一)）	荷蘭，有限公司	在荷蘭透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	每股面值10歐元的普通股1,800股	60%
Teleconcept-Multimedia N.V.（附註(一)）	荷蘭，有限公司	在芬蘭、德國、香港、荷蘭及西班牙投資控股	每股面值0.01歐元的普通股11,250,000股	60%
Teleconcept-Multimedia China Limited	香港，有限公司	暫無營業	每股面值1港元的普通股1股	60%

八 附屬公司投資及應收／應付附屬公司款項

(甲) 附屬公司投資

	公司	
	二〇〇五年 千港元	二〇〇四年 千港元
投資，按成本：		
一香港上市股份	**5,350**	5,350
一非上市股份	**68,568**	68,568
	73,918	73,918
上市股份市值	**19,597**	27,436

以下為於二〇〇五年十二月三十一日主要附屬公司的名單：

名稱	註冊成立地點及法定實體類別	主要業務及營業地點	已發行／註冊股本詳情	所持有效權益概約百分比
泰思通軟件(上海)有限公司(「泰思通」)(附註(一))	中國，有限責任公司	在中國內地研究及開發軟件及提供相關軟件顧問服務	510,000美元	83%
珠海萬佳達軟件開發有限公司(「珠海萬佳達」)(附註(一))	中國，有限責任公司	在中國內地提供電腦軟件產品、電腦工網絡系統工程、研究及開發與及銷售和提供相關服務及維修	1,000,000港元	61%

七 無形資產 — 集團（續）

商譽減值測試（續）

計算使用價值的主要假設

	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務
	千港元	千港元	千港元
貼現率	14.60%	15.40%	14.50%

貼現率用以分析該業務分部內的每個現金產生單位。

管理層根據過往表現及其對市場發展的預測釐定預算毛利率。所採用的加權平均增長率與行業報告所載的預測符合一致。所採用的貼現率為税前比率並反映相關分部的特定風險。

減值開支來自香港、澳門及歐洲的現金產生單位，此乃以往年度收購附屬公司而持續錄得重大虧損所致。

八 附屬公司投資及應收／應付附屬公司款項（續）

以下為於二〇〇五年十二月三十一日主要附屬公司的名單：(續)

名稱	註冊成立地點及法定實體類別	主要業務及營業地點	已發行／註冊股本詳情	所持有效權益概約百分比
中亞(香港)有限公司	香港，有限公司	暫停營業	每股面值1港元的普通股1股	100%
萬訊電腦科技有限公司(附註(一))	澳門，有限公司	在澳門提供電腦軟件、硬件及系統集成服務	100,000澳門元	100%
MegaInfo China Holdings Limited (附註(一))	英屬維爾京群島，有限公司	在中國內地投資控股	每股面值1美元的普通股1,000股	61%
MegaInfo Holdings Limited(附註(一))	百慕大，有限公司	在香港投資控股	每股面值0.01港元的普通股535,000,000股	61%
MegaInfo Limited (附註(一))	英屬維爾京群島，有限公司	在澳門投資控股及提供數碼影像處理管理解決方案	每股面值1美元的普通股2,000股	61%
MegoInfo Software Limited(附註(一))	英屬維爾京群島，有限公司	在澳門擁有知識產權	每股面值1美元的普通股1,000股	61%
MegaInfo Solutions Holdings Limited (附註(一))	英屬維爾京群島，有限公司	在中國內地擁有知識產權	每股面值1美元的普通股1,000股	61%
萬佳訊科技有限公司(附註(一))	香港，有限公司	在澳門投資控股	每股面值1港元的普通股1,000股	61%
萬佳訊(香港)有限公司(附註(一))	香港，有限公司	在中國內地及澳門投資控股	每股面值0.10港元的普通股1,000股	61%

八 附屬公司投資及應收／應付附屬公司款項（續）

以下為於二〇〇五年十二月三十一日主要附屬公司的名單：(續)

名稱	註冊成立地點及法定實體類別	主要業務及營業地點	已發行／註冊股本詳情	所持有效權益概約百分比
廣州市萬珈訊科技有限公司(附註(一))	中國，有限責任公司	在中國內地提供電腦軟件產品、電腦工網絡系統工程、研究及開發與及銷售和提供相關服務及維修	1,600,000港元	61%
廣州市愛達利發展有限公司(「廣州愛達利」)(附註(一))	中國，有限責任公司	在中國內地經營數據網絡系統設計、銷售與安裝及提供相關工程服務／中國內地	3,000,000元人民幣	54%
廣州市圖文資訊有限公司(「圖文資訊」)(附註(一))	中國，有限責任公司	在中國內地提供互聯網相關數據服務	1,000,000元人民幣	44%(附註(二))
廣州愛達利科技有限公司(「廣州愛達利科技」)(附註(一))	中國，有限責任公司	在中國內地經營數據網絡系統設計、銷售與安裝及提供相關工程服務	3,000,000港元	100%
澳中通訊設備有限公司	澳門，有限公司	在中國內地銷售流動電話	3,002,000澳門元	100%
廣州新科愛達利電訊技術有限公司(附註(一))	中國，有限責任公司	在中國內地研究及開發無線數據通訊及互聯網相關產品	3,000,000美元	60%

七 無形資產 — 集團（續）

附註：

(甲) 軟件特許權包括內部新產生而於本年度並無使用的軟件的資本化開發成本，於二○○五年十二月三十一日的賬面總值約為428,000港元，而無累計攤銷。於本年度並無在收益表扣除任何攤銷開支。

(乙) 攤銷列入收益表內行政費用。

(丙) 分部的賬面值已透過確認商譽的減值虧損，撇減至其可收回金額。此項虧損已在收益表中獨立披露。

商譽減值測試

商譽根據營運國家和業務分部，分配至本集團可識辨的現金產生單位。

商譽分配的分部摘要呈報如下。

	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	集團
	千港元	千港元	千港元	千港元
中國內地	1,115	—	—	1,115
歐洲	—	—	56,051	56,051
	1,115	—	56,051	57,166

現金產生單位的可收回金額根據使用價值計算。計算方式依據管理層批核的三年期財政預算利用現金流量預測。超過該三年期的現金流量採用以下所述的估計增長率作出推算。該增長率不超過現金產生單位營運的業務長期平均增長率。

七 無形資產 — 集團

	商譽 千港元	軟件特許權 (附註(a)) 千港元	合計 千港元
於二〇〇三年七月一日			
成本	2,287	—	2,287
累計攤銷及減值	(985)	—	(985)
賬面淨值	1,302	—	1,302
截至二〇〇四年十二月三十一日止十八個月			
期初賬面淨值	1,302	—	1,302
換算差額	7,047	153	7,200
添置	—	11,567	11,567
收購附屬公司(附註三十五)	89,507	1,492	90,999
攤銷(附註(乙))(附註二十二)	(5,506)	(1,833)	(7,339)
減值虧損(附註(丙))(附註二十二)	(25,931)	(9,900)	(35,831)
期終賬面淨值	66,419	1,479	67,898
於二〇〇四年十二月三十一日			
成本	99,507	20,877	120,384
累計攤銷及減值	(33,088)	(19,398)	(52,486)
賬面淨值	66,419	1,479	67,898
本年度			
期初賬面淨值	66,419	1,479	67,898
換算差額	(8,741)	(182)	(8,923)
添置	—	428	428
攤銷(附註(乙))(附註二十二)	—	(648)	(648)
減值虧損(附註(丙))(附註二十二)	(512)	(78)	(590)
期終賬面淨值	57,166	999	58,165
於二〇〇五年十二月三十一日			
成本	87,705	20,015	107,720
累計攤銷及減值	(30,539)	(19,016)	(49,555)
賬面淨值	57,166	999	58,165

六 物業、機器及設備 — 集團（續）

本集團的樓宇最近於二〇〇四年九月一日重估。重估是由獨立特許測量師公司西門（遠東）有限公司根據公開市值進行。

折舊費用在收益表內行政費用中支銷。

涉及租賃設備的租金約2,524,000港元（截至二〇〇四年十二月三十一日止十八個月：652,000港元）計入收益表內。

於二〇〇五年十二月三十一日，租賃設備的總賬面淨值及累計折舊分別約5,459,000港元及3,032,000港元。本年度的折舊開支約為1,819,000港元。

若樓宇按歷史成本基準列賬，有關金額將如下：

	二〇〇五年 **千港元**	二〇〇四年 千港元
成本	**280**	280
累計折舊	**(19)**	(38)
賬面淨值	**261**	242

六 物業、機器及設備 — 集團

	土地	樓宇	租賃物業裝修	傢俬、裝置、辦公室設備及租賃設備	汽車	展示設備	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二OO三年七月一日							
成本	–	–	3,899	10,453	2,333	1,401	18,086
累計折舊	–	–	(2,642)	(6,206)	(1,189)	(1,383)	(11,420)
賬面淨值	–	–	1,257	4,247	1,144	18	6,666
截至二OO四年十二月三十一日止十八個月							
期初賬面淨值	–	–	1,257	4,247	1,144	18	6,666
換算差額	–	–	–	257	15	–	272
收購附屬公司(附註三十五)	2,020	280	51	2,820	189	281	5,641
添置	–	–	2,013	9,141	143	210	11,507
出售(附註三十一)	–	–	–	(390)	–	–	(390)
折舊(附註二十二)	–	(38)	(1,134)	(5,886)	(674)	(309)	(8,041)
期終賬面淨值	2,020	242	2,187	10,189	817	200	15,655
於二OO四年十二月三十一日							
成本	2,020	280	5,040	57,309	2,895	491	68,035
累計折舊	–	(38)	(2,853)	(47,120)	(2,078)	(291)	(52,380)
賬面淨值	2,020	242	2,187	10,189	817	200	15,655
本年度							
期初賬面淨值	2,020	242	2,187	10,189	817	200	15,655
換算差額	–	–	–	(298)	(26)	–	(324)
添置	–	–	773	2,684	829	–	4,286
折舊(附註二十二)	–	19	(1,011)	(5,538)	(374)	(126)	(7,030)
期終賬面淨值	2,020	261	1,949	7,037	1,246	74	12,587
於二OO五年十二月三十一日							
成本	2,020	280	5,569	51,751	3,435	491	63,546
累計折舊	–	(19)	(3,620)	(44,714)	(2,189)	(417)	(50,959)
賬面淨值	2,020	261	1,949	7,037	1,246	74	12,587

五 分部資料（續）

次要報告形式 — 地區分部（續）

資本開支

	本年度 **千港元**	截至 二〇〇四年 十二月三十一日 止十八個月 千港元
中國內地	**210**	1,368
香港及澳門	**1,457**	24,010
歐洲	**3,048**	39,416
	4,715	64,794

資本開支根據資產所在地劃分。

銷售額按類別分析

	本年度 **千港元**	截至 二〇〇四年 十二月三十一日 止十八個月 千港元
數據網絡系統設計、銷售與安裝及 提供相關工程服務的收入	**406,027**	502,441
提供數碼影像處理管理解決方案的收入	**48,050**	17,694
透過互動語音回覆系統、互動互聯網解決方案及 收費短訊提供多媒體增值服務的收入	**85,156**	39,850
貨品銷售	**53,674**	29,246
經濟租賃租金收入	**2,524**	652
	595,431	589,883

五 分部資料（續）

次要報告形式 — 地區分部

本集團的三個業務分部在三個主要地區經營，惟此等業務是全球統一管理。

本公司主要在中國內地、香港及澳門和歐洲營業。

各地區分部之間並無進行銷售。

銷售

	本年度 千港元	截至二〇〇四年十二月三十一日止十八個月 千港元
中國內地	**217,859**	400,906
香港及澳門	**292,416**	149,127
歐洲	**85,156**	39,850
	595,431	589,883

銷售額根據客戶所在的地方劃分。

總資產

	二〇〇五年 千港元	二〇〇四年 千港元
中國內地	**100,969**	193,929
香港及澳門	**268,653**	198,920
歐洲	**92,087**	112,826
	461,709	505,675
聯營公司（附註九）	**1,832**	1,630
未分配資產	**60,154**	77,865
	523,695	585,170

總資產根據資產所在地劃分。

五 分部資料（續）

主要報告形式 — 業務分部（續）

於二〇〇五年十二月三十一日的分部資產及負債以及本年度的資本開支如下：

	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	未分配	集團
	千港元	千港元	千港元	千港元	千港元
資產	341,174	28,448	92,087	60,154	521,863
聯營公司	1,818	14	—	—	1,832
總資產	342,992	28,462	92,087	60,154	523,695
負債	274,471	20,678	58,856	37,926	391,931
資本開支	1,074	593	3,048	—	4,715

分部資產主要包括物業、機器及設備、無形資產、存貨、應收款及營運現金。此等資產不包括可供出售財務資產、貸款及應收款及按公平值透過損益列賬的其他財務資產等項目。

分部負債由營運負債組成，主要不包括貸款。

資本開支包括物業、機器及設備（附註六）以及無形資產（附註七）的添置，包括透過企業合併進行收購產生的添置（附註六、七及三十五）。

五 分部資料（續）

主要報告形式 — 業務分部（續）

於二〇〇四年十二月三十一日的分部資產和負債以及截至該日止十八個月的資本開支如下：

	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售 千港元	提供數碼影像處理管理解決方案 千港元	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務 千港元	未分配 千港元	集團 千港元
資產	373,725	19,124	112,826	77,865	583,540
聯營公司	1,630	—	—	—	1,630
總資產	375,355	19,124	112,826	77,865	585,170
負債	172,133	4,879	70,814	152,539	400,365
資本開支	11,955	13,423	39,416	—	64,794

五 分部資料（續）

主要報告形式 — 業務分部（續）

其他在收益表列賬的分部項目如下:

	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	集團
	千港元	千港元	千港元	千港元
截至二OO四年十二月三十一日止十八個月				
折舊（附註六）	6,241	612	1,188	8,041
攤銷（附註七）	1,310	1,563	4,466	7,339
商譽減值（附註七）	7,780	—	18,151	25,931
貿易應收款減值（附註十二）	51,170	—	—	51,170
軟件特許權減值（附註七）	—	9,900	—	9,900
聯營公司權益減值（附註九）	2,235	—	—	2,235
存貨減值（附註十三）	49,241	—	405	49,646
本年度				
折舊（附註六）	4,674	598	1,758	7,030
攤銷（附註七）	—	—	648	648
商譽減值（附註七）	—	512	—	512
貿易應收款減值（附註十二）	6,980	—	360	7,340
軟件特許權減值（附註七）	—	78	—	78
存貨減值（附註十三）	7,354	—	—	7,354

未分配成本指企業開支。分部間轉撥或交易在日常業務範圍內按雙方協定的條款訂立。

五 分部資料（續）

主要報告形式 — 業務分部（續）

本年度分部業績如下：

	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售 千港元	提供數碼影像處理管理解決方案 千港元	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務 千港元	未分配 千港元	本集團 千港元
銷售	462,225	48,050	85,156	—	595,431
經營虧損	(4,728)	(7,781)	(3,164)	(14,635)	(30,308)
商譽減值	—	(512)	—	—	(512)
融資成本（附註二十五）					(7,511)
應佔聯營公司盈利（附註九）					202
除所得稅前虧損					(38,129)
所得稅開支（附註二十六）					(2,419)
本年度虧損					(40,548)

五 分部資料(續)

主要報告形式 — 業務分部(續)

截至二〇〇四年十二月三十一日止十八個月的分部業績如下:

	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	未分配	本集團
	千港元	千港元	千港元	千港元	千港元
銷售	532,339	17,694	39,850	—	589,883
經營虧損	(118,883)	(21,487)	(15,352)	(19,447)	(175,169)
萬佳訊獨立上市的視作出售收益					17,953
商譽減值	(7,780)	—	(18,151)	—	(25,931)
融資成本(附註二十五)					(4,346)
應佔聯營公司虧損(附註九)					(1,511)
除所得稅前虧損					(189,004)
所得稅開支(附註二十六)					(1,898)
截至二〇〇四年十二月三十一日止十八個月虧損					(190,902)

四 關鍵會計估算及評估（續）

(甲)關鍵會計估算及假設(續)

(三) *衍生及可供出售財務資產估計公平值*

在活躍市場買賣的金融工具之公平值按結算日的市場報價釐定。本集團所持財務資產採用的市場報價為結算日的收市報價。

非在活躍市場買賣的金融工具公平值按最近市場資料釐定，例如與第三方的最新市場交易價格，以及各結算日的最新金融數據。

(四) *可供出售財務資產之減值*

本集團根據《會計準則》三十九的指引，衡量投資會否出現非暫時性減值，並須作出重大評估。作出該評估時，本集團評估(其中包括)投資公平值低於成本之時間長度及幅度；及所投資者的財務狀況及近期業務展望，包括行業及界別表現、技術轉變及營運與融資現金流等因素。

五 分部資料

主要報告形式 — 業務分部

於二〇〇五年十二月三十一日，本集團的組織遍佈全球，分為三類主要業務分部：

— 數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售；

— 提供數碼影像處理管理解決方案；及

— 透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務

營業額包括來自上述三個分部的銷售額，本年度營業額約為595,431,000港元(截至二〇〇四年十二月三十一日止十八個月：約589,883,000港元)。

本集團其他業務主要包括提供出租服務，此等項目不構成獨立的可報告分部。本年度的租金收入約為2,524,000港元(截至二〇〇四年十二月三十一日止十八個月：約652,000港元)。

四 關鍵會計估算及評估

估算及評估均不斷檢討，並依據過往經驗及其他因素，包括相信在有關情況下屬合理對日後事件的預期。

(甲) 關鍵會計估算及假設

本集團對未來作出估算和假設。定義上，所得的會計估算很少會與其實際結果相同。很大機會導致下個財政年度的資產和負債的賬面值作出重大調整的估算和假設討論如下。

(一) *商譽的估計減值*

根據附註二(庚)所述的會計政策，本集團每年測試商譽是否出現減值。現金產生單位的可收回金額按照使用價值計算而釐定。此等計算需要利用估算(附註七)。

(二) *所得稅*

本集團須要在多個司法權區繳納所得稅。在釐定全球所得稅撥備時，須要作出重大判斷。在一般業務過程中，有許多交易和計算所涉及的最終稅務釐定都是不確定的。本集團根據對是否須要繳付額外稅款的估計，就預期稅務審計項目確認負債。倘此等事件的最終稅務後果與最初記錄的金額不同，則此等差額將影響作出此等釐定期間的所得稅和遞延稅撥備。

三 財務風險管理（續）

(甲)財務風險因素(續)

(四) *現金流量及公平值利率風險*

由於本集團並無重大計息資產，故本集團的收入和營運現金流量基本上不受市場利率波動的影響。

本集團的利率風險來自貸款。按變動利率發行的貸款令本集團承受現金流量利率風險。按固定利率發行的貸款令本集團承受公平值利率風險。本集團的政策是將其貸款約50%維持在固定利率工具。

(乙)公平值估計

在活躍市場買賣的金融工具(例如可供出售證券)之公平值根據結算日的市場報價列賬。本集團持有的財務資產的市場報價為當時買盤價。

沒有在活躍市場買賣的金融工具的公平值利用估值技術釐定。本集團利用多種方法，並根據每個結算日當時的市場情況作出假設。其他技術(例如估計貼現現金流量)用以釐定其餘金融工具的公平值。

貿易應收款和應付款的賬面值減估計信貸調整，被假定接近其公平值。財務負債公平值的估計按未來合約現金流量以本集團類似金融工具可得的現有市場利率貼現計算，以供披露。

三 財務風險管理

(甲)財務風險因素

本集團的活動承受著多種的財務風險：市場風險(包括貨幣風險、公平值利率風險及價格風險)、信貸風險、流動資金風險及現金流量利率風險。本集團的整體風險管理計劃專注於財務市場的難預測性，並尋求儘量減低對本集團財務表現的潛在不利影響。

風險管理由董事執行。董事透過與本集團營運單位的緊密合作，負責確定、評估和對沖財務風險。

(一) *市場風險*

— 外匯風險

本集團在全球營運，故此承受多種不同貨幣產生的外匯風險，而主要涉及港幣的風險。外匯風險來自未來商業交易、已確認資產和負債以及海外業務的淨投資。

當未來商業交易、已確認資產和負債的計值貨幣並非該實體的功能貨幣，外匯風險便會產生。董事負責利用管理每種外幣的淨持倉。

本集團持有若干海外業務投資，此等業務的淨資產承受匯兑風險。本集團在歐洲的海外業務淨資產所產生的匯兑風險，主要透過以相關外幣計值的貸款來管理。

— 價格風險

由於本集團持有的投資在綜合資產負債表中分類為可供出售財務資產，故此本集團承受股權證券的價格風險。本集團不承受商品價格風險。

(二) *信貸風險*

本集團並無重大集中的信貸風險。本集團有政策確保產品的批發銷售是向擁有適當信貸歷史的客戶銷售。向零售客戶作出的銷售以現金結賬。

(三) *流動資金風險*

審慎的流動資金風險管理指維持充足的現金和有價證券，透過已承諾信貸融資的足夠額度備有資金，和有能力結算市場持倉。由於基本業務的多變性質，董事致力透過已承諾的可用信貸額度維持資金的靈活性。

(申)股息分派

向股東分派的股息在股息獲股東批准的期間內於本集團的財務報表列為負債。

(酉)研究及開發

研究開支在發生時作為費用支銷。當一個開發項目在考慮其商業和技術可行性時認為有可能會成功,而成本能夠可靠計量,則將開發項目(涉及新產品或改良產品的設計和測試)產生的成本確認為無形資產。其他開發成本在發生時作為費用支銷。已入賬為費用之開發成本不會在往後期間確認為資產。有限定使用年期和已資本化的開發成本由產品開始商業生產起,在其預計利益期間內(不超過五年)以直線法攤銷。

(戌)借貸成本

借貸成本於產生時在收益表支銷。

(亥)比較數字

若干比較數字已因附註二(甲)所載相關新財務準則的影響而作出調整。

2. 主要會計政策概要（續）

(午)收益確認(續)

(四)*數碼影像處理管理解決方案*

提供數碼影像處理管理解決方案的收入於擁有權的風險及回報轉移後確認，即交付貨品予顧客及轉讓所有權當時。

(五)*提供服務*

透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務的收入、佣金收入及管理費收入於提供服務時確認。

(六)*利息收入*

利息收入採用實際利息法按時間比例確認。倘應收款出現減值，本集團會將賬面值減至可收回款額，即估計的未來現金流量按該工具原有實際利率貼現值，並繼續將貼現計算及確認為利息收入。已減值貸款之利息收入按原有實際利率確認。

(七)*股息收入*

股息收入在收取款項的權利確定時確認。

(八)*經營租賃租金收入*

經營租賃租金收入於租賃期內以直線法分期確認。

(未)經營租賃

如租賃擁有權的重大部份風險和回報由出租人保留，則分類為經營租賃。根據經營租賃支付的款項(扣除自出租人收取之任何優惠後)於租賃期內以直線法在收益表支銷。

根據經營租賃出租的設備列入資產負債表內的物業、機器及設備，並按與同類所擁有設備一致的基準於預期可使用期內折舊。預金收入(扣除租賃所獲優惠)於租期內以直線法確認。

2. 主要會計政策概要（續）

(巳)撥備

在出現以下情況時，就環境復修、重建費用和法律索償作出撥備：本集團因已發生的事件而產生現有的法律或推定責任；較可能需要有資源流出以償付責任；及金額已經可靠估計。未來營運虧損將不予確認撥備。

如有多項類似責任，則根據責任的類別整體考慮其需要在償付中流出資源的可能性。即使在同一責任類別所包含的任何一個項目相關的資源流出的可能性不高，仍須確認撥備。

撥備按償付責任預期所須開支的現值以税前率計算，而該税前率可反映貨幣時間價值及責任獨有風險的現時市場評估。因時間過去而導致的撥備增加確認為利息開支。

(午)收益確認

收益包括在本集團日常業務過程中出售貨品及服務已收或應收代價的公平值，並扣除增值税、退貨、回扣和折扣，以及對銷集團內部銷售。收益確認如下:

(一) *數據網絡系統設計、銷售與安裝及提供相關工程服務*

數據網絡系統設計、銷售與安裝及提供相關工程服務的收入，乃於完成安裝後確認，一般為系統交付予顧客當時。

(二) *貨品銷售 — 批發*

貨品銷售的收入在本集團已將貨品交予顧客，顧客接收產品後，且合理肯定有關應收款可收回時確認。

(三) *貨品銷售 — 零售*

貨品銷售的收入在本集團向顧客出售產品後確認。零售一般以現金結賬。所記錄的收益為銷售的總金額。

二 主要會計政策概要（續）

(辰)僱員福利(續)

(二) *以股份為基礎的補償*

本集團設有一項以權益償付、以股份為基礎的補償計劃。僱員為獲取授予認股權而提供的服務的公平值確認為費用。在歸屬期間內將予支銷的總金額參考授予的認股權的公平值釐定，但不包括任何非市場既定條件(例如盈利能力和銷售增長目標)的影響。非市場既定條件包括在有關預期可予以行使的認股權數目的假設中。在每個結算日，實體修訂其對預期可予以行使認股權數目的估計。本集團在收益表確認對原估算修訂(如有)的影響，並按餘下歸屬期對權益作出相應調整。

在認股權行使時，收取的所得款扣除任何直接應佔的交易成本後，撥入股本(面值)和股本溢價。

(三) *終止服務權益*

終止服務權益於僱用在正常退休日期前被終止，或當僱員接受自願遣散以換取此等福利時支付。本集團在可證明以下承諾時確認終止服務權益：根據一項詳細的正式計劃終止現有僱員的僱用(沒有撤回的可能)；或因為提出一項要約以鼓勵自願遣散而提供的終止服務權益。在結算日後超過十二個月支付的福利貼現為現值。

(四) *盈利分享及獎金計劃*

本集團依據一條方程式就獎金及盈利分享確認負債和費用，該方程式考慮了本公司股東的應佔盈利(作出若干調整後)。本集團就合約責任或據過往經驗已產生推定責任而確認撥備。

二 主要會計政策概要（續）

(卯) 遞延所得税

遞延所得税利用負債法就資產和負債的税基與在綜合財務報表的賬面值產生的暫時差異全數撥備。然而，若遞延所得税來自在交易(不包括企業合併)中對資產或負債的初步確認，而在交易時不影響會計損益或應課税盈虧，則不作記賬。遞延税項採用在結算日前已頒佈或實質頒佈，並在有關之遞延所得税資產實現或遞延所得税負債結算時預期將會適用之税率(及法例)而釐定。

遞延所得税資產是就可能有未來應課税盈利而就此可使用暫時差異而確認。

遞延所得税就附屬公司、聯營公司及共同控制實體投資產生之暫時差異而撥備，但假若本集團可以控制暫時差異之撥回時間，而暫時差異在可預見將來有可能不會撥回則除外。

(辰) 僱員福利

(一) *退休金責任*

集團公司營運多個退休金計劃，一般透過向保險公司或受託管理基金付款而注資。本集團設有界定供款計劃。界定供款計劃是一項本集團向一個獨立實體支付固定供款的退休計劃。若該基金並無持有足夠資產向所有僱員就其在當期及以往期間的服務支付福利，本集團亦無法定或推定責任作出進一步付款。

對於界定供款計劃，本集團以強制性、合約性或自願性方式向公開或私人管理的退休保險計劃供款。本集團作出供款後，即無進一步付款責任。供款在應付時確認為僱員福利開支，且因應全數歸屬供款前離開計劃的僱員所放棄的供款而扣減。預付供款在可取得退回現金或日後付款減少的情況下確認為資產。

二 主要會計政策概要（續）

(癸)貿易及其他應收款

貿易及其他應收款初步以公平值確認，其後利用實際利息法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款的原有條款收回所有款項時，即就貿易及其他應收款設定減值撥備。債務人面對重大財政危機、債務人可能面臨破產或財務重組、拖欠付款等均視為貿易應收款減值的指標。撥備金額為資產賬面值與按實際利率貼現的估計未來現金流量的現值兩者的差額。撥備金額在收益表確認為行政開支。

(子)現金及現金等價物

現金及現金等價物包括手頭現金、銀行通知存款、原到期日為三個月或以下的其他短期高流動性投資，以及銀行透支。銀行透支在資產負債表的流動負債內貸款中列示。

(丑)股本

普通股被列為權益。

直接歸屬於發行新股或認股權的新增成本在權益中列為所得款的減少(扣除稅項)。

(寅)貸款

貸款初步按公平值並扣除產生的交易成本確認。交易成本為收購、發行或出售某項財務資產或財務負債直接所佔的新增成本，包括支付予代理人、顧問、經紀和交易商的費用和佣金、監管機關及證券交易所的徵費、以及過戶和印花稅。貸款其後按攤銷成本列賬；所得款(扣除交易成本)與贖回價值的任何差額利用實際利息法於貸款期間內在收益表確認。

除非本集團可無條件將負債的結算遞延至結算日後最少十二個月，否則貸款須分類為流動負債。

(辛)財務資產(續)

(四)*可供出售財務資產(續)*

以外幣列賬及分類為可供出售的貨幣證券公平值變動乃根據證券攤銷成本變動與證券賬面值其他變動的換算差額分析。換算差額確認為溢利或虧損，而賬面值的其他變動則確認為權益。分類為可供出售的貨幣證券及非貨幣證券公平值變動確認為權益。

當分類作可供出售證券售出或減值時，已於權益確認的累計公平值調整將於收益表「投資證券的收益及虧損」中列賬。按實際利息法計算的可供出售證券利息將於本集團確立接收相關款項之權利時在收益表確認。

有價投資公平值根據現時投標價計算。倘若財務資產市場並不活躍(以及非上市證券)，本集團將以估值技巧釐定公平值，包括利用近期公平交易、參考其他同類工具、折算現金流分析、以及期權定價模式，盡量多利用市場訊息，並較少依賴公司特定訊息。

本集團於各個結算日評估是否有客觀證據顯示一項或一組財務資產出現減值。分類為可供出售的股本證券公平值若重大或持續下跌至低於其成本，則視為減值指標。若任何證據顯示可供出售財務資產出現該等指標，則以收購成本與現時公平值之差額，減任何過往於收益表確認的財務資產減值虧損計算累計虧損，並從權益中扣除相關累計虧損，及於收益表中註銷。於收益表確認的股本工具減值虧損不得於收益表撥回。貿易應收款的減值測試載於附註二(癸)。

(壬)存貨

存貨按成本及可變現淨值兩者的較低者列賬。成本利用加權平均法釐定，當中包括存貨的發票原價。可變現淨值為在日常業務過程中的估計銷售價，減適用的變動銷售費用。

二 主要會計政策概要(續)

(辛)財務資產(續)

(二)*貸款及應收款*

貸款及應收款為有固定或可釐定付款且沒有在活躍市場上報價的非衍生財務資產。此等款項包括在流動資產內,但到期日由結算日起計超過十二個月者,則分類為非流動資產。貸款及應收款列在資產負債表中「貿易應收款及應收票據」及「其他應收款」內(附註二(癸))。

(三)*持至到期日投資*

持至到期日投資為有固定或可釐定付款以及固定到期日的非衍生財務資產,而管理層有明確意向及能力持有至到期日。若本集團按重大金額出售持至到期日財務資產,則整個類別將被註銷,並重新分類為可供出售資產。持至到期日財務資產列為非流動資產,惟若於結算日起計十二個月以內到期,則分類為流動資產。年內,本集團並無持有此類別的任何投資。

(四)*可供出售財務資產*

可供出售財務資產為被指定為此類別或並無分類為任何其他類別的非衍生工具。除非管理層有意在結算日後十二個月內出售該項投資,否則此等資產列在非流動資產內。

投資的定期購入及出售在交易日(本集團承諾購入或出售該資產之日)確認。對於並非按公平值透過損益列賬的所有財務資產,投資初步按公平值加交易成本確認。當從投資收取現金流量的權利經已到期或經已轉讓,而本集團已將擁有權的所有風險和回報實際轉讓時,投資即終止確認。可供出售財務資產及按公平值透過損益列賬的財務資產其後按公平值列賬。貸款及應收款以及持至到期日投資利用實際利息法按攤銷成本列賬。

因「按公平值透過損益列賬的財務資產」類別的公平值變動而產生的盈虧(包括利息及股息收入),列入產生期間的收益表「其他收益 — 淨額」內。

(辛)財務資產

由二〇〇三年七月一日至二〇〇四年十二月三十一日：

本集團將其證券投資(不包括附屬公司及聯營公司投資)分類為非買賣證券及可買賣證券。

(一) *非買賣證券*

持作非買賣用途之投資按結算日之公平值入賬。個別證券公平值之變動在投資重估儲備中貸記或借記，直至有關證券售出或確定為減值。出售證券之累計收益或損失指出售所得款項淨額與有關證券賬面值之差額，連同轉撥自投資重估儲備之任何盈餘／虧絀，並在收益表處理。

假若有客觀證據顯示個別投資之價值已減值，記錄在重估儲備中之累積虧損撥往收益表。

(二) *可買賣證券*

買賣證券按公平值列賬。在每個結算日，買賣證券之公平值變動所引致之未實現盈虧淨額均在收益表記賬。出售買賣證券之盈利或虧損指出售所得款項淨額與賬面值之差額，並在產生時於收益表記賬。

由二〇〇五年一月一日起：

本集團將其財務資產分類如下：按公平值透過損益列賬的其他財務資產、貸款及應收款、持至到期日投資，及可供出售財務資產。分類方式視乎購入投資目的而定。管理層在初步確認時釐定財務資產的分類，並於每個報告日期重新評估有關指定。

(一) *按公平值透過損益列賬的財務資產*

此類別有兩個次分類：持作買賣的財務資產，及開始時指定按公平值透過損益列賬的財務資產。財務資產若在購入時主要用作在短期內出售或由管理層如此指定，則分類為此類別。衍生工具除非被指定為對沖，否則亦分類為持作買賣用途。在此類別的資產若為持作買賣或預期將於結算日後十二個月內變現，則分類為流動資產。

二 主要會計政策概要（續）

(己)無形資產

(一) *商譽*

商譽指收購成本超過於收購日期本集團應佔所收購附屬公司及聯營公司的可識辨資產公平淨值之數額。收購附屬公司的商譽包括在「無形資產」內。收購聯營公司的商譽包括在「聯營公司投資」內。商譽每年就減值進行測試，並按成本減累計減值虧損列賬。商譽減值虧損不得撥回。出售某個實體的盈虧包括與被出售實體有關的商譽的賬面值。

就減值測試而言，商譽會分配至現金產生單位，而該等現金產生單位為預期可受惠於產生商譽的企業合併。本集團將商譽分配至其各個業務所在地的各個業務分部(附註二(庚))。

(二) *電腦軟件*

購入的電腦軟件特許權按購入及使該特定軟件達到可使用時所產生的成本作資本化處理。此等成本按估計可使用年期或特許權年期(以較短者為準)攤銷。

與開發或維護電腦軟件程式有關的成本在產生時確認為費用。惟此成本如為與生產由本集團控制的可識辨及獨有軟件產品直接相關的成本，且有可能產生經濟利益多於成本超過一年，則確認為無形資產。直接成本包括開發軟件的員工成本和相關經常費用的適當份額。

確認為資產的電腦軟件開發成本按估計可使用年期(不超過五年)攤銷。

(庚)資產減值

沒有確定使用年期之資產無需攤銷，但最少每年就減值進行測試，及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。須作攤銷之資產，當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額於收益表內確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之較高者為準。於評估減值時，資產將按可識辨現金流量(現金產生單位)的最低層次組合。除商譽外的非財務資產出現減值時，將於各個申報日期就可能收回之減值進行檢討。

二 主要會計政策概要（續）

(戊)物業、機器及設備

樓宇包括零售商店。樓宇根據外部獨立估值師定期(但最少每三年一次)進行的估值按公平值減其後的折舊列賬。在估值日的任何累計折舊與資產的賬面值總額對銷，而淨額則重列至資產的重估金額。所有其他物業、機器及設備按歷史成本減折舊和減值虧損列賬。歷史成本包括收購該項目直接應佔的開支。成本可包括從權益中轉撥的有關該物業、機器及設備利用外幣購買的合資格現金流量對沖產生的任何收益或損失。

其後成本只有在與該項目有關的未來經濟利益有可能流入本集團，而該項目的成本能可靠計量時，才包括在資產的賬面值或確認為獨立資產(按適用)。所有其他維修及保養在產生的財政期間內於收益表支銷。

重估樓宇產生的賬面值增加撥入股東權益的其他儲備內。對銷同一資產以往增加的減少直接在權益的公平值儲備對銷；所有其他減少在收益表支銷。每年根據資產重估賬面值計算的折舊與根據資產原成本計算的折舊兩者的差額，自「其他儲備」中轉撥入「累計虧損」或「保留盈利」。

物業、機器及設備的折舊採用以下的估計可使用年期將成本或重估值按直線法分攤至剩餘價值計算：

—樓宇	二十年
—租賃物業裝修	五年或按租期(以較短者為準)
—傢俬、裝置、辦公室設備及租賃設備	二至五年
—車輛	五年
—展示設備	三年

資產的剩餘價值及可使用年期在每個結算日進行檢討，及在適當時調整。

若資產的賬面值高於其估計可收回價值，其賬面值即時撇減至可收回金額(附註二(庚))。

出售收益及虧損按所得款項賬面值比較釐定。該等款項列入收益表。當出售重估資產時，計入其他儲備的款項將轉撥至累計虧損或保留盈利。

二 主要會計政策概要(續)

(丁)外幣換算(續)

(二) *交易及結餘*

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在收益表確認。

以外幣為單位分類為可供出售項目的貨幣證券的公平值變動，乃根據證券攤銷成本變化與證券賬面值的其他變動所導致的換算差額分析。換算差額透過損益確認，而其他賬面值變動則在權益中確認。

非貨幣財務資產及負債的換算差額在收益表中呈報為公平值盈虧的一部份。非貨幣財務資產及負債(例如按公平值透過損益列賬的權益)的換算差額在收益表中確認為盈虧公平值的一部份。非貨幣財務資產(例如分類為可供出售的權益)的換算差額包括在權益的公平值儲備內。

(三) *集團公司*

功能貨幣與列賬貨幣不同的所有集團實體(當中沒有嚴重通脹貨幣)的業績和財務狀況按如下方法換算為列賬貨幣：

— 每份呈報的資產負債表內的資產和負債按該資產負債表日期的收市匯率換算；

— 每份收益表內的收入和費用按平均匯率換算(除非此匯率並不代表交易日期匯率的累計影響的合理約數；在此情況下，收支項目按交易日期的匯率換算)；及

— 所有由此產生的換算差額確認為權益的獨立組成項目。

在綜合賬目時，換算海外實體的淨投資，以及換算借貸及其他指定作為該等投資對沖的貨幣工具所產生的換算差額列入股東權益。當售出一項海外業務時，該等換算差額在收益表確認為出售盈虧的一部份。

收購海外實體產生的商譽及公平值調整視為該海外實體的資產和負債，並按收市匯率換算。

(乙)綜合(續)

(三)聯營公司

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%至50%投票權的股權。聯營公司投資以權益會計法入賬，初始以成本確認。本集團於聯營公司之投資包括收購時已識辨的商譽(扣除任何累計減值虧損)(見附註二(己)(一))。

本集團應佔收購後聯營公司的盈利或虧損於收益表內確認，而應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其他無抵押應收款，則本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現收益按本集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，於聯營公司之投資按成本值扣除減值虧損撥備列賬。聯營公司之業績由本公司按已收及應收股息入賬。

(丙)分部報告

業務分部指從事提供產品或服務的一組資產和業務，而產品或服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務的風險和回報與在其他經濟環境中營運的分部的不同。

(丁)外幣換算

(一)功能及列賬貨幣

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。綜合財務報表以港幣呈報，港幣為本公司的功能及列賬貨幣。

二 主要會計政策概要（續）

(乙)綜合

綜合財務報表包括本公司及其所有附屬公司截至十二月三十一日的財務報表。

(一)*附屬公司*

附屬公司指本集團有權管控其財政及營運政策而控制所有實體(包括特殊目的實體)，一般附帶超過半數投票權的股權。在評定本集團是否控制另一實體時，目前可行使或可兑換的潛在投票權的存在及影響均予考慮。

附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

會計收購法乃用作本集團收購附屬公司的入賬方法。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以彼等於收購日期的公平值計量，而不計及任何少數股東權益的數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公平值，該差額直接在收益表確認(見附註二(己)(一))。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，於附屬公司之投資按成本值扣除減值虧損撥備列賬。附屬公司之業績由本公司按已收及應收股息入賬。

(二)*與少數權益股東交易*

本集團以與外界人士進行交易的政策處理與少數權益股東所進行之交易。本集團向少數權益股東出售所產生的收益及虧損將於收益表入賬，而向少數權益股東作出購買所導致的商譽，為任何已付代價與應佔相關已收購附屬公司資產淨值賬面值之差額。

(甲)編製基準(續)

尚未生效之準則、詮釋及已頒佈準則之修訂(續)

- **《財務準則》七,金融工具:披露,及《會計準則》一的補充修訂,財務報表的呈列 — 資本披露(二〇〇七年一月一日起生效)。**《財務準則》七提出新披露規定以改善金融工具的資料披露,規定須披露金融工具所產生風險的質化及量化資料,包括指定信貸風險、流動資金風險及市場風險(包括市場風險的敏感度分析)的最低程度披露。此項修訂取代了《會計準則》三十 — 銀行及同類財務機構的財務報表披露以及《會計準則》三十二 — 金融工具:披露及呈列的披露規定。《會計準則》一之修訂提出有關公司資本披露程度及如何管理資本。本集團評估《財務準則》七及《會計準則》一之修訂的影響,認為主要新增披露為《會計準則》一之修訂所規定的市場風險敏感度分析及資本披露。本集團將於二〇〇七年一月一日開始的年度期間採用《財務準則》七及《會計準則》一之修訂。

- **《財務準則》詮釋四,釐定安排是否包括租賃(二〇〇六年一月一日起生效)。**《財務準則》詮釋四規定須根據安排的性質釐定是否包括租賃,並須評估:(一)達成安排是否須要動用特定資產(「資產」);及(二)安排會否轉讓使用資產的權利。管理人員現時正評估《財務準則》詮釋四對本集團經營業務的影響。

- **《財務準則》詮釋五,終止運作、復原及環境修復基金產生權益之權利(二〇〇六年一月一日起生效)。**《財務準則》詮釋五與本集團經營業務並無關連。

- **《香港(國際財務報告詮釋委員會)》詮釋六,參與特定市場 — 廢棄電力及電子設備產生之負債(二〇〇五年十二月一日起生效)。**《香港(國際財務報告詮釋委員會)》詮釋六與本集團經營業務並無關連。

二 主要會計政策概要（續）

(甲)編製基準(續)

尚未生效之準則、詮釋及已頒佈準則之修訂(續)

- **《會計準則》三十九(修訂)，預測集團內公司間交易之現金流量對沖會計處理(二〇〇六年一月一日起生效)**。根據此項修訂，極大可能進行的預測集團內公司間交易的外匯風險可於綜合財務報表內列為對沖項目，而且：(一)交易以進行交易之公司的功能貨幣以外的貨幣列賬；及(二)外匯風險將影響綜合盈利或虧損。由於本集團並無進行任何可於二〇〇五年及二〇〇四年十二月三十一日的綜合財務報表列為對沖項目的集團內公司間交易，故此項修訂與本集團的經營業務並無關連。

- **《會計準則》三十九(修訂)，選擇以公平值入賬(二〇〇六年一月一日起生效)**。此項修訂改變按公平值於收益表入賬的金融工具定義，亦限制指定金融工具為該類別的能力。本集團相信，由於本集團應可符合指定按公平值於收益表入賬的金融工具的經修訂條件，故此項修訂對金融工具的分類並無重大影響。本集團將於二〇〇六年一月一日開始的年度期間應用此項修訂。

- **《會計準則》三十九及《財務準則》四(修訂)，財務擔保合約(二〇〇六年一月一日起生效)**。此項修訂規定財務擔保(公司過往聲稱作為保險合約者除外)須按公平值初次確認，其後以(一)相關已收及遞延費用的未攤銷結餘、或(二)於結算日清還承擔所須開支的較高者計量。管理人員已考慮《會計準則》三十九的此項修訂，結果認為本集團可於二〇〇六年一月一日開始的年度期間應用此修訂。

- **《財務準則》一(修訂)，首次採納財務準則及《財務準則》六(修訂)，礦產資源開採及評估(二〇〇六年一月一日生效)**。由於本集團並非首次採納《財務準則》，亦無進行礦產資源開採及評估，故該等修訂與本集團經營業務並無關連。

- **《財務準則》六，礦產資源開採及評估(二〇〇六年一月一月生效)**。《財務準則》與本集團經營業務並無關連。

二 主要會計政策概要（續）

（甲）編製基準（續）

本集團已根據《會計準則》三十八重估其無形資產的可使用期，重估後毋須因此作出調整。

一切會計政策轉變均根據相關準則的過度條文（如適用）。本集團採納的所有準則均已追溯應用，惟：

— 《會計準則》三十九 — 此準則不許可追朔確認、取消確認及計量財務資產及負債。本集團對二〇〇四年比較資料採用過往的《會計實務準則》二十四「證券投資會計」規定處理。《會計實務準則》二十四與《會計準則》三十九之會計差異所須調整已於二〇〇五年一月一日計算及確認；

— 《財務準則》二 — 僅追溯應用於二〇〇二年十一月七日後授出而於二〇〇五年一月一日尚未歸屬的所有權益工具；及

— 《財務準則》三 — 於二〇〇五年一月一日後不追溯用。

採納《會計準則》三十九導致二〇〇五年一月一日的年初儲備增加1,127,000港元，於二〇〇五年十二月三十一日及截至該日止年度的資產負債表調整詳情如下：

	二〇〇五年
	千港元
可供出售財務資產增加	**19,663**
借出資產增加	**38,597**
資款及應收款增加	**774**
非買賣證券減少	**(59,626)**
其他按公平值透過損益列賬的財務資產增加	**592**
累計虧損減少	**3,134**
可供出售投資儲備減少	**12,245**
每股基本虧損減少	**0.51仙**

採納《會計準則》三十九對每股攤薄損虧並無影響。

尚未生效之準則、詮釋及已頒佈準則之修訂

本集團必須於二〇〇六年一月一日或以後開始之會計期間或稍後期間採納而未有提早採納之若干新訂準則、已頒佈的現有準則之修訂及詮釋如下：

- **《會計準則》十九（修訂），僱員福利（二〇〇六年一月一日起生效）**。此項修訂為精算損益提供另一個確認方法。倘因資料不足而未能應用界定利益會計法，則可能對多僱主計劃實施額外確認規定。此項修訂亦加入新的披露規定。由於本集團並無任何界定福利退任金計劃，故此項修訂並不適用於本集團。

二 主要會計政策概要(續)

(甲)編製基準(續)

採納新訂／經修訂《會計準則》一、《會計準則》二、《會計準則》七、《會計準則》八、《會計準則》十、《會計準則》十六、《會計準則》十七、《會計準則》二十一、《會計準則》二十三、《會計準則》二十四、《會計準則》二十七、《會計準則》二十八、《會計準則》三十三及《會計準則》詮釋十五及《會計準則》詮釋二十一對本集團會計政策並無重大影響。概括而言：

— 《會計準則》一影響少數股東股益、應佔除税後聯營公司業績及其他披露之呈列。

— 《會計準則》二、《會計準則》八、《會計準則》十六、《會計準則》二十一及《會計準則》二十八影響財務報表的若干披露。

— 《會計準則》七、《會計準則》十、《會計準則》十七、《會計準則》二十三、《會計準則》二十七、《會計準則》三十三及《會計準則》詮釋十五及《會計準則》詮釋二十一對本集團會計政策並無重大影響。

— 《會計準則》二十四影響關連人士識別及若干其他關連人士披露。

採納《會計準則》三十二及《會計準則》三十九導致有關按公平值透過損益列賬的財務資產、貸款及應收款與可供出售財務資產分類的會計政策改變，亦導致衍生金融工具按公平值確認(附註二(辛))。

採納《財務準則》二後，有關以股份支付的會計政策有所改變。二〇〇四年十二月三十一日前，授予員工的購股權毋須在收益表列作支出。自二〇〇五年一月一日起，本集團的購股權開支在收益表支銷。根據過度條文，於二〇〇二年十一月七日後授出而於二〇〇五年一月一日尚未歸屬的購股權成本，追溯於相關期間的收益表支銷(附註二(辰))。本集團引用《財務準則》二第五十三段的過度條文，新確認及計量的政策並未應用於二〇〇二年十一月七日後授予僱員或董事、對於二〇〇二十一月七日後授予僱員或董事而於二〇〇五年一月一日仍未歸屬的所有購股權或股份均不採用新的確認及計算政策。

採納《財務準則》三、《會計準則》三十六及《會計準則》三十八導致商譽會計政策改變。截至二〇〇四年十二月三十一日前，商譽：

— 以直線法於不超過十年期間攤銷；及

— 基於各結算日之減值指標進行評估。

根據《財務準則》三(附註二(己))：

— 本集團由二〇〇五年一月一日起不再攤銷商譽；

— 撇銷二〇〇四年十二月三十一日的累計攤銷，並將商譽成本作相應扣減；及

— 自本年度起，商譽每年以及出現減值迹象時測試有否減值。

二 主要會計政策概要

下文載列編撰該等綜合財務報表所應用之主要會計政策。除另有指明外，該等政策已一致應用於所有呈列的年度或期間。

(甲)編製基準

本公司的綜合財務報表是根據《財務準則》編製。綜合財務報表按照歷史成本法編製，並就可供出售財務資產及其他財務資產的重估於收益表按公平值列賬而作出修訂。

編製符合《財務準則》的財務報表須運用若干重大會計估計，而管理人員應用會計政策時亦須運用判斷。涉及更多判斷或較複雜評估、或對綜合財務報表屬重大的假設及估計之處在附註四披露。

採納新訂或經修訂《財務準則》

本年度內，本集團採納下列與其業務有關的新訂或經修訂《財務準則》及註釋。比較數字已按有關之規定作出修訂。

《會計準則》一	財務報表之呈報
《會計準則》二	存貨
《會計準則》七	現金流量表
《會計準則》八	會計政策、會計估算更改以及錯誤更正
《會計準則》十	結算日後事項
《會計準則》十六	物業、機器及設備
《會計準則》十七	租賃
《會計準則》二十一	匯率變更之影響
《會計準則》二十三	借貸成本
《會計準則》二十四	關聯方披露
《會計準則》二十七	綜合及獨立財務報表
《會計準則》二十八	聯營公司投資
《會計準則》三十二	金融工具：披露及呈列
《會計準則》三十三	每股盈利
《會計準則》三十六	資產減值
《會計準則》三十八	無形資產
《會計準則》三十九	金融工具：確認及計量
《會計準則》三十九修訂	財務資產及財務負債的過渡和初步確認
《會計準則》詮釋十五	營運租約 — 優惠
《會計準則》詮釋二十一	所得稅 — 經重估非折舊資產的收回
《財務準則》二	以股份為基礎的支付
《財務準則》三	企業合併

一 一般資料

本集團鋭意為客戶提供優質方案，讓客戶隨時隨地處理事務，獲取資訊。本集團主要提供網絡及系統基礎設施、企業方案及多媒體增值服務。

本集團提供網絡及系統基礎設施集成服務，服務範圍由規劃、設計、提供網絡與系統設備及軟件(包括自行開發的操作支援系統)、安裝及開通網絡及系統，以至為公共電訊服務運營商及中國內地與澳門經挑選的垂直市場企業用戶提供維修及技術支援服務，客戶包括中國電信、中國網通、中國聯通、中國移動、博彩經營商、有線電視運營商、電力機關及政府部門。

透過獨立上市的萬佳訊，本集團進行創新優質增值應用產品的研發及交付工作，務求提升企業的經營效益與效率。

本集團亦在亞太區及歐洲提供多媒體增值服務，透過互動語音回覆系統、互動互聯網解決方案及收費短訊服務等多個平台提供內容及項目管理、分銷及計費等流動及固網服務。

本集團的總部設於澳門，並在創業板上市，現已在澳門確立領導地位，將會積極拓展國際市場。

本公司於百慕大註冊成立為有限公司，註冊辦事處地址為Clarendon House, 2 Church Street, Hamilton HM11, Bermuda。

本公司及萬佳訊(本公司持有61.05%實際權益的附屬公司)均在創業板進行第一上市。

除另有指明外，該等綜合財務報表以千港元為呈列單位。董事會於二〇〇六年三月二十七日批准刊發該等綜合財務報表。

綜合現金流量表

	附註	本年度 千港元	截至二〇〇四年十二月三十一日止十八個月 千港元
經營活動現金流量			
經營所得／(所耗)現金	三十一	**9,494**	(28,791)
已付利息		**(7,511)**	(4,346)
已付所得税		**(1,238)**	(1,231)
經營活動所得／(所耗)現金淨額		**745**	(34,368)
投資活動現金流量			
收購附屬公司，扣除收購現金	三十五	**—**	(26,724)
購買物業、機器及設備	六	**(4,286)**	(11,507)
購買無形資產	七	**(428)**	(567)
購買聯營公司		**—**	(58)
購買非買賣證券		**—**	(56,798)
購買可買賣證券		**—**	(15,560)
出售非買賣證券所得款項		**—**	2,801
出售可供出售財務資產所得款項		**5,599**	—
出售可買賣證券所得款項		**—**	15,871
已收利息		**3,411**	3,124
已收股息		**9**	112
投資活動所得／(所耗)現金淨額		**4,305**	(89,306)
融資活動現金流量			
貸款所得款項		**56,347**	133,494
償還貸款		**(127,338)**	(9,346)
發行可換股債券贖回		**—**	(9,725)
萬佳訊股份發行成本		**—**	(9,697)
萬佳訊獨立上市的銷售所得款項		**—**	30,093
已向股東支付股息		**—**	(6,138)
融資(所耗)／所得現金淨額		**(70,991)**	128,681
現金及銀行透支(減少)／增加淨額		**(65,941)**	5,007
年初／期初現金及銀行透支		**168,593**	163,586
年終／期終現金及銀行透支	十五	**102,652**	168,593

第三十六至一百零四頁的附註為該等綜合財務報表一部份。

	附註	股本 千港元	其他儲備 千港元	保留盈利／(累計虧損) 千港元	少數股東權益 千港元	合計 千港元
		本公司權益持有人應佔				
二〇〇三年七月一日結餘		159,058	32,250	149,146	6,215	346,669
除稅後公平值收益：						
一非買賣證券	十七(甲)	—	5,516	—	—	5,516
出售非買賣證券時將儲備轉撥至收益表	十七(甲)	—	3,957	—	—	3,957
外幣換算差額	十七(甲)	—	2,926	—	—	2,926
直接於權益確認的收入淨額		—	12,399	—	—	12,399
截至二〇〇四年十二月三十一日止十八個月的虧損		—	—	(173,625)	(17,277)	(190,902)
截至二〇〇四年十二月三十一日止十八個月確認收入／(開支)總額		—	12,399	(173,625)	(17,277)	(178,503)
截至二〇〇四十二月三十一日止十八個月股息	三十	—	—	(6,515)	—	(6,515)
少數股東權益 — 業務合併	三十五	—	—	—	23,154	23,154
二〇〇四年十二月三十一日結餘		159,058	44,649	(30,994)	12,092	184,805
二〇〇五年一月一日，承上結餘		159,058	44,649	(30,994)	12,092	184,805
採納《會計準則》三十九的期初調整	二(甲)及十七(甲)	—	(2,007)	3,134	—	1,127
二〇〇五年一月一日結餘，重列		159,058	42,642	(27,860)	12,092	185,932
除稅後公平值收益：						
一可供出售財務資產	十七(甲)	—	(10,238)	—	—	(10,238)
出售可供出售財務資產時將儲備轉撥至收益表	十七(甲)	—	(596)	—	—	(596)
外幣換算差額	十七(甲)	—	(2,786)	—	—	(2,786)
直接於權益確認的開支淨額		—	(13,620)	—	—	(13,620)
年內虧損		—	—	(37,488)	(3,060)	(40,548)
年內已確認開支總額		—	(13,620)	(37,488)	(3,060)	(54,168)
二〇〇五年十二月三十一日結餘		159,058	29,022	(65,348)	9,032	131,764

第三十六至一百零四頁的附註為該等綜合財務報表一部份。

綜合收益表

	附註	本年度 千港元	截至二〇〇四年十二月三十一日止十八個月 千港元
銷售	五	**595,431**	589,883
銷售成本	二十二	**(508,072)**	(551,922)
毛利		**87,359**	37,961
其他收益 — 淨額	二十一	**13,318**	5,726
銷售及市場推廣費用	二十二	**(9,630)**	(14,026)
行政費用	二十二	**(121,355)**	(204,830)
經營虧損		**(30,308)**	(175,169)
萬佳訊獨立上市的視作出售收益	二十三	**—**	17,953
商譽減值		**(512)**	(25,931)
融資成本	二十五	**(7,511)**	(4,346)
應佔聯營公司盈利／(虧損)	九	**202**	(1,511)
除所得税前虧損		**(38,129)**	(189,004)
所得税	二十六	**(2,419)**	(1,898)
本年度／期間虧損		**(40,548)**	(190,902)
應佔：			
本公司權益持有人		**(37,488)**	(173,625)
少數股東權益		**(3,060)**	(17,277)
		(40,548)	(190,902)
本年度內本公司權益持有人應佔虧損的每股虧損(港仙)			
— 基本	二十九	**6.11**	28.29
— 攤薄	二十九	**不適用**	不適用
股息	三十	**—**	3,446

第三十六至一百零四頁的附註為該等綜合財務報表一部份。

資產負債表

	附註	二〇〇五年 千港元	二〇〇四年 千港元
		於十二月三十一日	
資產			
非流動資產			
於附屬公司的投資	八(甲)	**73,918**	73,918
流動資產			
應收附屬公司款項	八(乙)	**141,177**	152,576
其他應收款、按金及預付款項		**265**	802
現金及現金等價物	十五	**236**	2,402
		141,678	155,780
負債			
流動負債			
應付附屬公司款項	八(乙)	**1,842**	1,895
其他應付款及應計費用		**2,922**	5,253
		4,764	7,148
流動資產淨值		**136,914**	148,632
總資產減流動負債		**210,832**	222,550
資金來自：			
權益			
本公司權益持有人應佔資本及儲備			
股本	十六	**159,058**	159,058
其他儲備	十七(乙)	**74,420**	74,420
累計虧損		**(22,646)**	(10,928)
總權益		**210,832**	222,550

承董事會命

董事　　　　董事

第三十六至一百零四頁的附註為該等綜合財務報表一部份。

綜合資產負債表

	附註	於十二月三十一日 二〇〇五年 千港元	 二〇〇四年 千港元
資產			
非流動資產			
物業、機器及設備	六	**12,587**	15,655
無形資產	七	**58,165**	67,898
聯營公司權益	九	**1,832**	1,630
可供出售財務資產	十	**19,663**	—
借出資產	十	**38,597**	—
非買賣證券	十一	**—**	72,450
		130,844	157,633
流動資產			
存貨	十三	**18,619**	47,592
預付所得稅		**84**	80
貿易應收款及應收票據	十二	**241,911**	178,536
其他應收款、按金及預付款項	十二	**27,817**	32,499
貸款及應收款		**774**	—
於收益表按公平值列的其他財務資產	十四	**592**	—
現金及現金等價物	十五	**103,054**	168,830
		392,851	427,537
流動負債			
貿易應付款及應付票據	十八	**183,884**	115,397
其他應付款及應計費用	十八	**79,146**	84,426
當期所得稅負債		**54,675**	53,490
貸款	十九	**39,216**	132,198
		356,921	385,511
流動資產淨值		**35,930**	42,026
總資產減流動負債		**166,774**	199,659
資金來自：			
權益			
本公司權益持有人應佔資本及儲備			
股本	十六	**159,058**	159,058
其他儲備	十七(甲)	**29,022**	44,649
累計虧損		**(65,348)**	(30,994)
		122,732	172,713
少數股東權益		**9,032**	12,092
總權益		**131,764**	184,805
負債			
非流動負債			
貸款	十九	**35,010**	14,854
總資產減流動負債		**166,774**	199,659

承董事會命

董事　　　　　　　　董事

第三十六至一百零四頁的附註為該等綜合財務報表一部份。

核數師報告

致愛達利網絡控股有限公司
（於百慕大註冊成立之有限公司）

全體股東

本核數師已審核第三十一至一百零四頁之賬目，該等賬目乃按照香港普遍採納的會計原則編製。

董事及核數師各自之責任

編製真實兼公平的賬目乃　貴公司董事的責任。在編製該等真實兼公平之財務報表時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並按照百慕大一九八一年《公司法》第九十條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷、所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理的確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們的審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，賬目足以真實兼公平地顯示　貴公司與　貴集團於二○○五年十二月三十一日結算時之財務狀況，及　貴集團截至該日止年度的虧損及現金流量，並按照香港公司條例之披露規定妥為編製撰。

羅兵咸永道會計師事務所
執業會計師

香港，二○○六年三月二十七日

九　審核委員會(續)

於本年度，審核委員會已審閱本年度、截至二〇〇五年六月三十日止六個月及截至二〇〇五年三月三十一日及九月三十日止季度的財務報告。審核委員會亦已審閱及討論核數師致審核委員會截至二〇〇五年十二月三十一日止十八個月的報告，並已審閱本年度核數師的法定核數計劃。

本公司已根據第5.28條規定成立審核委員會。

十　其他特別披露

編製真實兼公平的財務報表乃董事的責任。在編製該等真實兼公平的財務報表時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

核數師的責任為根據審核結果，對該等財務報表作出獨立意見，並根據百慕大一九八一年《公司法》第九十條僅向整體股東報告，除此之外本報告別無其他目的。核數師不會就其報告內容向任何其他人士負上或承擔任何責任。

承董事會命

主席
José Manuel dos Santos

香港，二〇〇六年三月二十七日

七　董事提名

提名委員會負責協助董事會識別、甄選及推薦合適人選出任董事，並監察評估董事會表現的過程，並制訂及向董事會建議，以及監察本公司的提名指引。

提名委員會成員如下：

José Manuel dos Santos（主席）
崔世昌
盧景昭
馮祈裕

於本年度，提名委員會並無選舉及推薦任何人士出任董事，亦無舉行會議。

八　核數師酬金

本年度核數師酬金為1,750,000港元。本集團就羅兵咸永道有限公司為本公司及若干附屬公司提供二〇〇四年／二〇〇五年評估年度的税務規章工作向其支付約91,000港元。本集團亦向越南PricewaterhouseCoopers Legal Lawyers支付約12,000美元（約93,000港元），作為協助成立附屬公司的服務費。

九　審核委員會

審核委員會負責協助董事會處理有關核數師的事項，審閱本公司的財務資料以及監察本公司的財務申報系統及內部監控程序。

審核委員會成員如下：

崔世昌（主席）
盧景昭
馮祈裕

審核委員會於本年度，曾舉行七次會議。個別人士出席紀錄如下：

崔世昌	六／七
盧景昭	六／七
馮祈裕	七／七

五 非執行董事

崔世昌及盧景昭的任期為兩年，於二〇〇六年十二月十三日屆滿。馮祈裕任期為兩年，於二〇〇六年九月二十九日屆滿。彼等之董事袍金為每月10,000港元。

六 董事酬金

薪酬委員會負責協助董事會制訂執行董事酬金的政策及架構，評估執行董事的表現，檢討獎勵計劃以及董事的服務合約，亦制訂所有董事及高級管理人員的薪酬待遇。

薪酬委員會成員包括：

José Manuel dos Santos（主席）
崔世昌
盧景昭
馮祈裕

薪酬委員會制定有關董事薪酬的政策及結構，評估其表現並於本年度曾舉行一次會議。

各董事的出席紀錄如下：

José Manuel dos Santos	一／一
崔世昌	一／一
盧景昭	一／一
馮祈裕	一／一

於本年度，薪酬委員會制定有關董事薪酬的政策及安排，評估其表現並批准所有執行董事的服務合約條款，任期延至二〇〇七年二月十一日屆滿。

三 董事會(續)

(酉) 公司及附屬公司並非在日常業務中訂立的合約，例如貸款及還款、外幣交易及主要收購或出售。

(戌) 主要投資。

(亥) 風險管理策略。

(甲甲)財務政策(包括外幣風險)。

(甲乙)審閱公司整體企業管治安排。

(甲丙)公司退休金計劃規則的重大變動、更換信託人或更改基金管理安排。

(甲丁)僱員股份計劃的主要改動及分配行政人員購股權。

(甲戊)制訂有關慈善捐款的政策。

(甲己)政治捐款。

(甲庚)批准公司主要專業顧問。

(甲辛)檢控、抗辯或訴訟和解。

(甲壬)內部控制安排。

(甲癸)董事及主任的責任保險。

上文所述者以外的事項由管理層處理。

本公司已遵守第5.05(1)及(2)條規定。

所有獨立非執行董事已確認彼等的獨立性。

各董事間概無任何財務、業務或其他重大或相關的關係。

四 主席及行政總裁

主席： José Manuel dos Santos
行政總裁： 嚴康

主席及行政總裁職責分明，並須由不同人士擔任。

三　**董事會（續）**

董事會所處理的事務如下：

(甲) 批准中期及年度財務報表。

(乙) 批准中期股息及建議末期股息。

(丙) 批准會計政策或準則的任何重大變動。

(丁) 委任與罷免公司秘書。

(戊) 一般情況下，股東會根據薪酬委員會的建議授權董事會提呈有關核數師薪酬事項，並就委任或罷免核數師作出建議。

(己) 在股東大會向股東提呈決議案及相交文件。

(庚) 批准所有通函及上市資料。

(辛) 批准董事會所決定事宜的報章公佈。

(壬) 根據提名委員會及薪酬委員會的建議，委任及罷免董事會以及與委任有關的任何特定條款及條件。

(癸) 主席、主要行政人員及其他執行董事的職權範圍。

(子) 董事委員會成員的職權範圍。

(丑) 批准集團長遠目標及商業策略。

(寅) 批准年度經營及資本開支預算。

(卯) 有關集團資本架構或作為上市公司地位的改變。

(辰) 委任附屬公司董事會。

(巳) 董事及高級行政人員的條款及條件。

(午) 更改集團管理層及控制架構。

(未) 主要資本項目。

(申) 公司在日常業務中訂立的重大合約（按規模或策略而言），例如銀行借貸及收購或出售固定資產。

一 公司管治常規

除董事會主席並無出席年內舉行的股東週年大會外，本公司一直遵守守則。

E.1.2 由於董事會主席於股東週年大會舉行當日外出公幹，故未能出席大會。

二 董事進行證券交易

本公司已採納第5.48至5.67條規定，作為有關董事進行證券交易的守則。

本公司已向所有董事作出查詢，知悉彼等已遵照有關董事進行證券交易的規定及行為守則。

概無出現違反交易標準規定的任何事項。

三 董事會

董事會成員包括：

主席：	José Manuel dos Santos
執行董事：	嚴康
	關鍵文
	羅嘉雯
獨立非執行董事：	崔世昌
	盧景昭
	馮祈裕

董事會於本年度曾舉行六次會議。

各董事出席紀錄如下：

José Manuel dos Santos	六／六
嚴康	六／六
關鍵文	六／六
羅嘉雯	六／六
崔世昌	五／六
盧景昭	五／六
馮祈裕	六／六

主要供應商及客戶

年內，本集團向主要供應商及客戶採購及銷售的百分比如下：

採購	
— 最大供應商	13.87%
— 五大供應商合計	38.36%
銷售	
— 最大客戶	10.30%
— 五大客戶合計	36.48%

各董事、彼等的聯繫人或任何成員公司(就董事所知擁有本公司5%以上股本)概無擁有上述主要供應商或客戶的權益。

關連交易

本集團於本年度訂立的重大關連人士交易(根據《創業板上市規則》構成獲豁免關連交易)，在財務報表附註三十六中披露。

競爭業務

董事或任何有權在本集團股東大會上行使或控制行使5%或以上投票權，及實際上有能力指示或影響本公司管理層的人士或一組人士，概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

核數師

財務報表已由羅兵咸永道會計師事務所審核，其將任滿辭任，惟符合資格，願膺選連任。

承董事會命

主席

José Manuel dos Santos

香港，二〇〇六年三月二十七日

股份及(就股票衍生工具而言)相關股份的好倉及淡倉總額

名稱	好倉／淡倉	權益性質	所持股份數目	所持相關股份(就購股權而言)數目	佔本公司已發行股本的概約百分比
ERL	好倉	公司權益(附註一)	293,388,000	—	47.80%
	淡倉	公司權益(附註二)	—	12,896,000	2.10%
LRL	好倉	公司權益(附註一)	293,388,000	—	47.80%
	淡倉	公司權益(附註二)	—	12,896,000	2.10%
李漢健(附註三)	好倉	家族權益	293,988,000	—	47.89%
	淡倉	公司權益	—	12,896,000	2.10%

附註：

(一) 於二○○五年十二月三十一日，該等股份以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

(二) 本公司根據購股權計劃授出購股權。由於ERL及LRL於二○○五年十二月三十一日均擁有本公司已發行股本三分之一以上權益，故彼等被視為於12,896,000股相關股份中擁有淡倉。

(三) 李漢健(José Manuel dos Santos 的配偶)被視為擁有 José Manuel dos Santos 全部股權的權益。

管理合約

於本年度並無訂立或存在涉及本公司全部或任何主要部分業務的管理及行政合約。

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉（續）

附註：（續）

（四）嚴康的個人權益包括7,357,500股股份及獲本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的嚴康持有。

（五）關鍵文的個人權益包括12,262,500股股份及獲本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的關鍵文持有。

（六）羅嘉雯的個人權益包括2,452,500股股份及獲本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的羅嘉雯持有。

（七）馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

主要股東於股份及相關股份中的權益及淡倉

根據《證券及期貨條例》第十五部第三百三十六條須存置的主要股東登記冊所示，本公司獲悉於二〇〇五年十二月三十一日有下列佔本公司已發行股本5%或以上的主要股東權益及淡倉。該等權益為上文所披露董事及主要行政人員所擁有者以外的權益：

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二〇〇五年十二月三十一日，董事或行政總裁於本公司或其相關法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及八分部，須知會本公司及聯交所的有關權益及淡倉（包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉），或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益及淡倉，或根據《創業板上市規則》第5.46至5.68條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份及（就股票衍生工具而言）相關股份的好倉及淡倉總額

董事姓名	好倉／淡倉	權益性質	所持股份數目	所持相關股份（就購股權而言）數目	佔本公司已發行股本的概約百分比
José Manuel dos Santos	好倉	公司權益／全權信託的創辦人（附註一）	293,388,000	—	47.80%
	好倉	個人（附註二）	—	600,000	0.10%
	淡倉	公司權益（附註三）	—	12,896,000	2.10%
嚴康	好倉	個人（附註四）	7,357,500	900,000	1.35%
關鍵文	好倉	個人（附註五）	12,262,500	900,000	2.14%
羅嘉雯	好倉	個人（附註六）	2,452,500	900,000	0.55%
馮祈裕	好倉	個人（附註七）	210,000	—	0.03%

附註：

（一） 於二〇〇五年十二月三十一日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由LRL持有。LRL由José Manuel dos Santos以現有信託的信託人身份全資擁有，而José Manuel dos Santos的家族成員為該信託受益人，該信託的資產包括本公司已發行股本47.80%的控股股權。

（二） José Manuel dos Santos的個人權益包括獲本公司授予其購股權有關的600,000股相關股份。上述權益由作為實益擁有人的José Manuel dos Santos持有。

（三） 購股權是獲本公司根據一項購股權計劃而授出。由於José Manuel dos Santos於二〇〇五年十二月三十一日擁有本公司已發行股本中多於三分之一的權益，José Manuel dos Santos被視為於12,896,000股相關股份中擁有淡倉。

董事

本年度任職的董事如下：

José Manuel dos Santos
嚴康
關鍵文
羅嘉雯
[1]崔世昌
[1]盧景昭
[1]馮祈裕

[1] 獨立非執行董事

根據公司細則第八十七條的規定，崔世昌將於應屆股東週年大會輪值告退，但其符合資格，願膺選連任。

為符合守則的條文，José Manuel dos Santos、嚴康及盧景昭將於應屆股東週年大會輪值告退，但彼等符合資格，願膺選連任。

崔世昌、盧景昭及馮祈裕均為獨立非執行董事。崔世昌與盧景昭再次獲委任為期兩年，於二〇〇六年十二月十三日屆滿。馮祈裕獲委任為期兩年，於二〇〇六年九月二十九日屆滿。

董事服務合約

有意於應屆股東週年大會上連任之董事均無與本公司訂有本公司不可於一年內免付補償(法定補償除外)而終止之服務合約。

董事於合約的權益

José Manuel dos Santos 於對本集團業務而言屬重大的合約中所持有的權益詳情，載於財務報表附註三十六。

除本年報所披露者外，本公司或其附屬公司概無簽訂任何涉及本集團的業務而董事直接或間接在其中擁有重大權益，並於本年度結算日或本年度任何時間仍然有效的重要合約。

董事及高級管理層的履歷詳情

董事及高級管理層的履歷詳情載於第十二至十五頁。

購股權（續）

六　接納購股權須付款項

根據該計劃，承授人須就獲授購股權向本公司支付1港元作為代價。

七　釐定行使價的基準

行使價須不低於以下兩項價格中的較高者：(甲)在發出購股權要約當日聯交所每日報價表所列股份收市價及(乙)緊接發出購股權要約前五個營業日聯交所每日報價表所列股份平均收市價。

八　該計劃的餘下年期

在二〇一二年十一月四日前，該計劃將仍然有效。

於二〇〇五年十二月三十一日，根據該計劃已授出而未行使的購股權詳情如下：

參與者姓名或類別	購股權 二〇〇五年一月一日所持有	購股權 本年度內已失效	購股權 二〇〇五年十二月三十一日所持有	行使價 港元	授出日期	行使期開始	行使期屆滿
José Manuel dos Santos	600,000	—	600,000	0.42 (附註甲)	二〇〇三年六月三十日	二〇〇三年六月三十日	二〇〇六年六月二十九日
嚴康	900,000	—	900,000	0.42 (附註甲)	二〇〇三年六月三十日	二〇〇三年六月三十日	二〇〇六年六月二十九日
關鍵文	900,000	—	900,000	0.42 (附註甲)	二〇〇三年六月三十日	二〇〇三年六月三十日	二〇〇六年六月二十九日
羅嘉雯	900,000	—	900,000	0.42 (附註甲)	二〇〇三年六月三十日	二〇〇三年六月三十日	二〇〇六年六月二十九日
持續合約僱員	11,166,000	(1,570,000)	9,596,000	0.42 (附註甲)	二〇〇三年六月三十日	二〇〇三年六月三十日	二〇〇六年六月二十九日
	14,466,000	(1,570,000)	12,896,000				

附註：

(甲) 於授出購股權前一日，即二〇〇三年六月二十七日，每股股份的市價為0.41港元。

五個財政期間財務摘要

本集團截至二〇〇三年六月三十日止三個財政年度、截至二〇〇四年十二月三十一日止十八個月以及本年度的業績及資產負債概要載於第一百零五頁。

證券買賣或贖回

本公司於本年度並無贖回任何股份，而本公司或其附屬公司於年內亦無購買或出售任何股份。

購股權

購股權根據股東於二〇〇二年十一月五日舉行的股東特別大會上批准的購股權計劃授予若干董事、行政人員及僱員。計劃詳情如下：

一　目的

該計劃旨在給予在本公司或其任何附屬公司擔任執行、管理或監察職位的執行董事及僱員本公司的股權，提高長遠的股東價值。授予購股權亦有助本公司吸引及激勵富經驗及才能的人士，以及就個別人士過往及將來的表現給予獎勵。

二　合資格參加者

任何全職僱員，包括執行董事及其附屬公司的董事。

三　最高股數

於二〇〇五年十二月三十一日，根據該計劃可供發行的股份總數為61,381,900股，佔本公司於二〇〇五年十二月三十一日已發行股本的10%。

四　每名合資格參與者的最高配額

倘授予任何合資格參與者的購股權在悉數行使時，將會引致該人士根據購股權計劃已獲發行及可獲發行的股份超過當時根據購股權計劃已發行及可予發行的股份總數30%，則不得授出購股權予該人士。

五　購股權行使期

購股權可由購股權授出並獲承授人接納日期起三年期間內行使，並於二〇一二年十一月四日屆滿，以較早者為準。

董事謹此提呈本年度的董事會報告及經審核財務報表。

主要業務及按地域劃分的業務分析

本公司的主要業務為投資控股。各附屬公司的業務載於財務報表附註八。

本集團本年度按業務及地域劃分的業績分析載於財務報表附註五。

業績及分派

本集團本年度的業績載於第三十三頁的綜合收益表。

董事並不建議派付股息。

儲備

本集團及本公司於本年度的儲備變動載於財務報表附註十七。

捐款

本集團本年度作出的慈善及其他捐款約為58,000港元。

物業、機器及設備

本集團的物業、機器及設備變動詳情載於財務報表附註六。

股本

本公司的股本詳情載於財務報表附註十六。

可供分派儲備

於二〇〇五年十二月三十一日，根據百慕大一九八一年公司法(經修訂)計算的本公司可供分派撥備約為51,072,000港元(二〇〇四年：62,790,000港元)。

優先購股權

公司細則並無載有任何有關優先購股權的規定，而百慕大法例亦無有關該等權利的限制，致使本公司須按比例向現有股東發售新股份。

高級管理層（以中文姓氏筆劃排序，無中文名稱者緊隨）（續）

曾青石，現年三十五歲，本集團地區業務經理。彼於位於中國的南郵院及湖南大學分別取得理學士學位及工商管理碩士學位。彼於一九九四年加入本集團。彼於加入本集團前曾於中國政府航天部屬下一間工廠出任工程師。

鄔文華，現年四十二歲，目前為泰思通的行政總裁，負責整體業務運作，以及泰思通的銷售及市場推廣、技術發展及管理工作。彼擁有位於加拿大的University of Waterloo博士學位，以往曾任職於多家國際軟件開發企業，於產品開發方面擁有逾十三年經驗，專長於為電訊服務供應商開發網絡管理系統，並與位於中國的電訊服務供應商建立了良好的關係。

Wouter Rudolf Karel STEINER，現年四十八歲，目前為歐洲公司的董事總經理，負責荷蘭、德國、西班牙及芬蘭的整體業務運作。彼的行業知識豐富，對在歐洲提供增值服務方面具備逾十五年經驗，以往曾擔任負責拓展墨西哥合眾國、芬蘭、瑞典王國及意大利共和國等新市場的職位，累積了廣泛的國際業務經驗。彼畢業於位於荷蘭的Universiteit van Amsterdam，主修傳媒及通訊法。

高級管理層（以中文姓氏筆劃排序，無中文名稱者緊隨）

王偉勤，現年四十一歲，本集團高級地區業務主管。彼畢業於位於中國的暨南大學，取得理學士學位。彼於一九九三年加入本集團，之前從事採購行業及銀行業務。

王慶，現年三十五歲，本集團地區業務經理。一九九二年彼畢業於位於中國的南郵院，取得理學士學位。彼於一九九四年加入本集團。彼於加入本集團前曾於一間電信設備公司出任工程師。

史貽雄，現年三十七歲，本集團高級地區業務主管，畢業於位於中國的澳大，取得理學士學位。彼於一九九四年加入本集團。彼於加入本集團前曾從事銀行與酒店行業。

何偉深，現年四十三歲，本集團技術服務主管。彼自位於中國的亞洲（澳門）國際公開大學畢業，取得工商管理碩士學位。彼曾於澳門電訊有限公司工作十八年，並於其運輸網絡部門出任主任，其運輸網絡部門涉及國際及本地工程學行業如光學纖維、準同步及同步數字分層結構傳送、水底裝置電纜、微波及衛星地面收發站。彼於二〇〇〇年加入本集團。

吳家樑，現年三十六歲，本集團技術支援經理。於一九九四年畢業於位於中國的澳大，取得理學士學位。彼於一九九五年加入本集團。

陳子標，現年三十六歲，本集團技術支援經理。一九九二年畢業於位於中國的華僑大學，取得理學士學位，同年加入本集團工作。

黃自平，現年五十六歲，本集團業務拓展主管。彼在中國積逾二十多年音響及電子行業經驗。彼於一九九九年加入本集團前，曾於捷朗菱工作達十年以上，負責話音通訊業務營運及推廣。

傅俊毅，現年三十二歲，本公司的公司秘書兼合資格會計師，於二〇〇三年九月加入本公司，負責本集團的公司秘書事務及整體財務與會計管理。彼畢業於位於中國的香港大學，持有工商管理學士（會計及金融）學位，為特許公認會計師公會資深會員及香港會計師，亦為特許秘書暨行政管理人員學會畢業生。加入本公司前，彼曾擔任另一家創業板上市公司的公司秘書兼合資格會計師，並曾於一所國際著名會計師行工作。

獨立非執行董事

崔世昌，現年五十二歲，於一九九九年十二月十四日首次獲委任為獨立非執行董事。彼為澳門註冊核數師及建築商及澳州會計師公會資深會員，持有位於美國的檀香山善美納大學工商管理碩士學位。彼亦為中國多個主要政府委員會成員，計有政協全國委員會、全國人民代表大會常務委員會澳門基本法委員會、中華全國工商業聯合會執行委員會與常務委員會、澳門立法會、澳門籌備委員會、澳門第一屆政府推選委員會以及澳門第二屆政府選舉委員會。彼亦於不同專業團體出任要職，該些團體計有澳門中華總商會（董事會副主席）、澳門管理專業協會（會長）及Association of Economic Sciences of Macao（會長）。彼為萬佳訊、Innovo Leisure Recreation Holdings Limited澤新遊樂控股有限公司*（於百慕大註冊成立的有限公司，股份於主板上市）及Cheung Tai Hong Holdings Limited祥泰行集團有限公司*（於百慕大註冊成立的有限公司，股份於主板上市）的獨立非執行董事及信寶國際控股有限公司（於開曼群島註冊成立的有限公司，股份於主板上市）的非執行董事。

盧景昭，現年六十二歲，於一九九九年十二月十四日首次獲委任為獨立非執行董事。彼於一九六七年在位於美國的Lake Forest University主修經濟，持有文學士學位。彼為政協江西省委員、位於加拿大的University of Victoria校長（亞洲）特別顧問及澳門British American Tobacco Plc的公共關係顧問。彼並為澳門（中國）青年商會總會創辦人及澳門扶輪會前會長。

馮祈裕，現年五十三歲，於二〇〇四年九月三十日首次獲委任為獨立非執行董事。彼為位於加拿大的Mitel Networks Corporation的全資附屬公司敏迪網絡亞太有限公司之董事總經理。彼於位於加拿大的University of Toronto畢業，持有工業工程應用理學士學位。彼曾為位於加拿大的Professional Engineers Ontario的成員，彼於電訊及電子業方面積逾二十年經驗。

* *僅供識別*

執行董事

José Manuel DOS SANTOS，現年五十八歲，於一九九九年十二月十三日獲委任為執行董事，彼為本集團創辦人兼本公司主席，積逾三十年亞太區電訊行業經驗。於先後創辦捷朗菱及本集團之前，彼曾於澳門政府電訊機關出任高級職位。彼現為萬佳訊的執行董事。

嚴康，現年四十八歲，於一九九九年十二月十四日獲委任為執行董事，彼為本集團總裁，負責整體營運。彼畢業於位於大不列顛及北愛爾蘭聯合王國的Queen Mary, University of London，取得理學士學位。彼於一九九八年加入本集團，積逾二十年資訊科技行業經驗。彼於加入本集團前，曾出任Newbridge Networks (Asia) Limited地區業務主管及3Com Asia Limited地區經理。彼現為萬佳訊的非執行董事。

關鍵文，現年四十歲，於一九九九年十二月十四日首次獲委任為執行董事。彼為本集團總經理，負責銷售及推廣。彼於一九八五年加入捷朗菱出任工程師，其後轉往從事推廣工作。彼於一九九二年七月八日加入愛達利電訊(該公司的資產及負債已於一九九八年七月一日轉讓愛達利控股)，出任銷售經理一職。彼於一九九四年被擢升為總經理。彼為萬佳訊的非執行董事。

羅嘉雯，現年三十七歲，於一九九九年十二月十三日首次獲委任為執行董事，彼為本集團財務總監。彼畢業於位於加拿大的University of Calgary，取得商學士學位。於一九九九年加入本集團，積逾十年會計及銀行業務經驗。彼本身持有加拿大Certified Management Accountants of Alberta的Certified Management Accountant執業資歷。

經營業績回顧（續）

資本承擔及重大投資

於二〇〇五年十二月三十一日，本集團並無任何重大資本承擔及重大投資。

集團資產的抵押

於二〇〇五年十二月三十一日，本集團並無任何集團資產的抵押。

重大收購及出售事項的詳情

於本年度，本集團並無任何重大收購或出售。

重大投資或資本資產的未來計劃詳情

董事並無就重大投資或資本資產制定任何未來計劃。

外匯風險

本集團主要以港元、澳門元、美元、歐元及人民幣賺取收益及產生成本。董事認為，除歐元外，本集團的外匯風險的影響微不足道。

經營業績回顧（續）

營業額及盈利能力（續）

由於二〇〇三年籌集15,000,000美元（約116,303,000港元）的三年期銀團貸款，加上二〇〇五年的利率上升，故本年度的融資成本達7,511,000港元。然而，由於二〇〇五年九月提早和全數償還銀團貸款，因此預期融資成本會下降。本年度的總虧損為37,488,000港元，而上一個財政期間的總虧損則為173,625,000港元。

資本架構及財務資源

儘管三年期銀團貸款15,000,000美元（約116,303,000港元）已提早悉數償還，本集團仍保持穩健的現金水平，於二〇〇五年十二月三十一日的現金結餘為103,054,000港元（如計及5,000,000美元（約38,768,000港元）高收益金融債券，則為141,822,000港元），即每股現金0.17港元（如計及金融債券5,000,000美元（約38,768,000港元），則為0.23港元）。

由於已償還三年期銀團貸款，本集團的借貸總額由147,052,000港元大幅下降至74,226,000港元，而負債資產比率（借貸總額／股東資金）由79.57%改善至56.33%。

流動比率保持穩定，約為1.10倍。

僱員資料

於二〇〇五年十二月三十一日，本集團僱用三百二十四名僱員，其中一百一十四名、十二名、一百五十三名及四十五名僱員分別於澳門、香港、中國內地及歐洲工作。員工成本（包括董事酬金）總計為63,915,000港元。

本集團的酬金及花紅政策基本上根據個別僱員的表現而定。

本公司採納購股權計劃，據此本集團的若干僱員可獲授購股權以購買股份。有關購股權計劃的詳情載於「購股權」一節。

本集團亦為市場推廣及技術員工提供多項培訓計劃及產品介紹，以提升其整體質素，讓彼等[illegible]最新的行業及技術發展。



業務回顧（續）

國際業務－重新定位鞏固市場地位(續)

亞太區的業務方面，本集團正檢討在越南社會主義共和國的投資，而本集團擁有20%權益的流動電訊業務遍佈多個亞太區國家，其持續在2.5G及3G服務發展。東帝汶民主共和國唯一電信服務經營商Timor Telecom, S.A.(其16.9%權益由本集團持有)匯報自二〇〇一年成立以來第二年錄得逾2,000,000美元(約15,507,000港元)純利。

經營業績回顧

營業額及盈利能力

由於第一季經濟向好、澳門業務活動增加，加上將歐洲公司及澳門澳中的全年業績綜合入賬，因此本集團的營業額達到595,431,000港元，較截至二〇〇二年六月三十日止年度錄得的紀錄營業額僅低1%，而較上一個財政期間以全年計的營業額上升51.41%。總營業額的地區分佈有所變化，現時中國內地的業務佔本集團總營業額36.59%，而港澳及歐洲的業務分別佔總營業額49.11%及14.30%。

本年度的毛利達87,359,000港元，毛利率由6.44%改善至14.67%。儘管將歐洲公司的全年業績綜合入賬，但本年度並無受到貿易應收款、商譽及軟件特許權的重大減值所影響，因此行政開支下降至121,355,000港元，而本年度的經營虧損則由175,169,000港元大幅收窄至30,308,000港元，三項核心業務的經營業績均有顯著改善。

業務回顧（續）

澳門－保持市場領導地位（續）

本年度業務主要受惠於澳門政府的投資及東亞運動會。未來數年，本集團預期，博彩及酒店經營商的投資將成為本集團收益的主要來源，從截至二〇〇六年二月二十八日現有的博彩經營商訂單已超過110,000,000港元可見一斑。

經濟暢旺不僅帶來無數商機，亦同時對人力資源及經營成本造成壓力。因此，雖然本集團將技術人員從中國內地遷往澳門以靈活調配人力資源，改善人力資源需求管理及控制員工成本，但本集團相信，人力資源調配仍是二〇〇六年的一大挑戰。

國際業務－重新定位鞏固市場地位

歐洲公司於本年度在歐洲繼續部署運用收費短訊及收費話音服務的業務模式，透過短訊、無線應用通訊協定或互動語音回覆系統向最終用戶提供流動桌布、鈴聲及簡短影片等收費內容。

產品及服務方面，歐洲公司不斷推出收費流動內容，包括流動電話和弦鈴聲、原音鈴聲、桌布及Java遊戲。該等內容來由多個流動遊戲開發商、唱片公司及內容綜合商，以收益分賬形式提供，並透過本集團在西班牙及荷蘭的網站出售。本集團亦自行開發不少獨特內容以提高出售內容的邊際利潤。

提供互動遊戲及娛樂的西班牙公司繼續經營西班牙最大型塔羅牌占卜服務，聊天室駐有塔羅牌專家二十四小時現場接聽電話並解答查詢。此外歐洲公司與大型雜誌及電視台合作推出多種類型「電話競猜遊戲」、「短訊競猜遊戲」及「電視節目電話競猜遊戲」。

提供大量通訊低收費電訊解決方案的歐洲公司現時分別於西班牙及荷蘭經營的互動語音回覆系統平台。該等平台能處理大量資訊，例如電視節目全國投票，可以處理大量電話通訊，除備用性強之外，亦非常可靠。西班牙公司平台支援西班牙全國三間國營電視台的節目，是西班牙唯一向該三間國營電視台提供互動服務的公司。



業務回顧（續）

中國內地－綜合資源以達致更佳效率（續）

泰思通的業績持續向好，截至二〇〇六年二月二十八日取得的合約價值逾2,600,000美元（約20,159,000港元）。現時，泰思通自行研發的操作支援系統除已於廣東、重慶、新疆及無錫等電信局安裝外，更於本年度成功獲得在四川、湖北及內蒙古等電信局的合約。此外，泰思通亦再獲批擴容合約，為重慶中國電信、新疆中國電信及廣東中國電信等現有客戶提高操作支援系統的服務範圍及功能，而廣東中國電信自二〇〇三年起配置泰思通的操作支援系統以管理其數據網絡。

本集團致力不斷提升營運效率及邊際利潤，現正安排合併廣州愛達利科技和泰思通的地方代表辦事處成為統一平台，以進一步減低成本，充份利用內地的覆蓋範圍，善用市場推廣資源，從廣州愛達利科技及泰思通的優質客源爭取最高回報。更重要的是，同時提供系統集成及提供軟件解決方案突出本集團與別不同，亦讓本集團保持良好的整體經營邊際利潤。

澳門－保持市場領導地位

受惠於澳門商貿蓬勃發展，加上於本年度接獲不少訂單，來自香港及澳門的業務增至292,416,000港元，佔本集團總營業額49.11%。本集團獨立上市的萬佳訊亦受惠於地區蓬勃的經濟，本年度營業額由17,694,000港元增至48,050,000港元，約有近三倍增長，截至二〇〇五年十二月三十一日止六個月營運業績取得收支平衡。

業務回顧

中國內地－綜合資源以達致更佳效率

為配合不斷轉變的市場和中國內地競爭越趨激烈的經營環境，本集團力求業務地區多元化，結果來自中國內地的營業額達217,859,000港元，佔本集團的本年度營業總額36.59%，而上一財務期間則佔營業總額67.96%。

於本年度，得力於二〇〇四年所作出的策略性行動，透過合併代表辦事處及廣泛採用自行研發的操作支援系統，精簡地方業務，結果中國內地的市場推廣及技術隊伍實力更強，效率及競爭力更高。本集團致力減低收賬風險，有關興建數據網絡基建的業務集中在廣東省、上海及北京等少數省市進行市場推廣。儘管如此，本集團於二〇〇六年二月二十八日的已有訂單約為5,000,000美元（約等於38,768,000港元）。


黑龍江
吉林
遼寧
北京
天津
河北
山西
山東
寧夏
河南
江蘇
上海
上海
安徽
西藏
湖南
江西
浙江
貴州
長沙
廣西
廣東
香港
澳門
海南
總辦事處
香港營業地點及倉庫
代表辦事處
附屬機構／培圳中心／
二十四小時熱線中心
客戶群
*電訊服務運營商多達一百家以上

二〇〇五年，本集團將繼續整合。本集團進一步將泰思通及中國內地的地方代表辦事處合併與整合，以配合瞬息萬變的市場環境，並調整新一套市場策略。透過整合，本集團致力加強控制及節省經營成本，優化資源動用，避免重覆投資，以維持理想的整體經營利潤。本人謹此欣然宣佈，泰思通的操作支援系統業務發展順利，已在中國內地站穩有利市場位置。七個省份及自治區的電信局現已利用泰思通的操作支援系統管理當地數據網絡。

最後，隨著本集團將集中發展特定的市場，預期二〇〇六年，業務將繼續整合。本集團致力就各項國際投資的個別表現作出調節，並以目標項目日後提供穩定經常收益的潛力及能力作為投資的保留條件。

本人希望本年報有助閣下評估本集團的表現。無可置疑，本集團將繼續以爭取理想經營業績為目標，在業務發展的同時致力維持穩健財務。本集團的成功有賴各股東、供應商、業務夥伴及客戶的鼎力支持。

最後，本人謹此向各管理層及全體僱員多年來，尤其是過去兩年對愛達利所作的支持及努力深表謝意。

正如本年報的主題，本集團現正「建立更強基礎」！

主席
José Manuel dos Santos

香港，二〇〇六年三月二十七日

各位股東：

本人一直認為年報過於集中討論過去的事項，因此在本年報中，本人將向閣下報告二〇〇五年內本集團的成就及所面對的挑戰，並陳述本集團年內如何執行策略，為本集團來年奠下基石。

二〇〇五年是愛達利充滿起跌的一年。經過二〇〇四年財政年度的艱難營商環境後，本集團於二〇〇五年初的表現未如理想。然而，受惠於澳門經濟的蓬勃發展，本集團於二〇〇五年最後一季表現強勁，使全年營業額達595,431,000港元，僅較截至二〇〇二年六月三十日止年度的最高水平少1%。

儘管如此，本集團仍未能收復二〇〇五年初的承前虧損，錄得虧損淨額37,488,000港元。然而，本集團於年內成功令澳門及中國內地的網絡及系統基建核心業務的經營業績收支平衡。截至二〇〇六年二月底，本集團已取得的訂單合約總值達160,000,000港元。

本集團多年來一直奉行審慎的現金管理政策。因此，即使年內本集團提早全數償還於二〇〇三年九月籌集的15,000,000美元銀團貸款，亦不會對本集團現金流量構成重大影響。由於年內經營業務取得現金流入，故此年終錄得現金結餘超過100,000,000港元，每股現金為0.17港元，流動比率為1.10倍，現金流量相當穩健。本集團將繼續以審慎現金管理為首要任務。

二〇〇五年，業務亦出現地域轉移。年內，澳門業務持續發展，本集團總營業額接近50%來自該市場。本人認為澳門正處融合階段，該地正極力從突然湧入的大量投資與競爭環境轉移、當地期望轉變及人力資源分配中取得平衡。因此，儘管本集團已成功利用中國內地技術隊伍的人力資源，繼續把握澳門的強大商機，惟能否有效管理人力資源將為愛達利於二〇〇六年的一大挑戰。


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公司簡介

本集團銳意為客戶提供優質方案，讓客戶隨時隨地處理事務，獲取資訊。本集團主要提供網絡及系統基礎設施、企業方案及多媒體增值服務。

本集團提供網絡及系統基礎設施集成服務，服務範圍由規劃、設計、提供網絡與系統設備及軟件(包括自行開發的操作支援系統)、安裝及開通網絡及系統，以至為公共電訊服務運營商及中國內地與澳門經挑選的垂直市場企業用戶提供維修及技術支援服務，客戶包括中國電信、中國網通、中國聯通、中國移動、博彩經營商、有線電視運營商、電力機關及政府部門。

透過獨立上市的萬佳訊，本集團進行創新優質增值應用產品的研發及交付工作，務求提升企業的經營效益與效率。

本集團亦在亞太區及歐洲提供多媒體增值服務，透過互動語音回覆系統、互動互聯網解決方案及收費短訊服務等多個平台提供內容及項目管理、分銷及計費等流動及固網服務。

本集團的總部設於澳門，並在創業板上市，現已在澳門確立領導地位，將會積極拓展國際市場。

董事

執行董事

José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事

崔世昌
盧景昭
馮祈裕

授權代表

嚴康
羅嘉雯

公司秘書

傅俊毅
(會計師、特許公認會計師公會資深會員及特許秘書暨行政管理人員公會畢業)

合資格會計師

傅俊毅
(會計師、特許公認會計師公會資深會員及特許秘書暨行政管理人員公會畢業)

法規主管

羅嘉雯

審核委員會

崔世昌
盧景昭
馮祈裕

核數師

羅兵咸永道會計師事務所
執業會計師
香港
中環
太子大廈二十二樓

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

總辦事處兼主要營業地點

澳門
氹仔永福街七十四號
愛達利大廈
電話：(八五三)七二一一八二，七一八〇三三
傳真：(八五三)七一七八〇〇，七五二九〇九

香港營業地點

香港
北角電氣道一百八十三號
友邦廣場三十二樓三二〇一室
電話：(八五二)二五八七八八六八
傳真：(八五二)二五八七八〇三三

網站

http://www.vodatelsys.com

往來銀行

澳門商業銀行
星展銀行(香港)有限公司
中國工商銀行(亞洲)有限公司

香港股份登記分處

雅柏勤證券登記有限公司
香港
皇后大道東一號
太古廣場三期
二十八樓





目錄

創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他老練投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。



建立更強基礎

愛達利

(股票代號: 八O三三)

二OO五年 年報